As filed with the Securities and Exchange Commission on April 24, 2006

Registration No. 333-131525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gordon Biersch Brewery Restaurant Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee	5812	62-1518023
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2001 Riverside Drive, Suite 3100

Chattanooga, Tennessee 37406

(423) 424-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

H. Allen Corey

President and Chief Executive Officer

Gordon Biersch Brewery Restaurant Group, Inc.

2001 Riverside Drive, Suite 3100

Chattanooga, Tennessee 37406

(423) 424-2000

(Name, Address Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Hugh F. Sharber, Esq. Miller & Martin PLLC Suite 1000, Volunteer Building 832 Georgia Avenue Chattanooga, Tennessee 37402 (423) 785-8212	David M. Carter, Esq. R. Mason Bayler, Jr., Esq. Hunton & Williams LLP Bank of America Plaza, Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308 (404) 888-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 24, 2006.

                     Shares

Common Stock

Gordon Biersch Brewery Restaurant Group, Inc. is selling shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional                      shares from us to cover over allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied for approval for quotation of our common stock on Nasdaq National Market under the symbol “BIER.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	BB&T Capital Markets

Morgan Keegan & Company, Inc.

Prospectus dated                     , 2006.

GORDON BIERSCH

EVERY GUEST, EVERY TIME

In addition to the Gordon Biersch brand, the company operates Big River Grille & Brewing Works, Rock Bottom Restaurant & Brewery*, Seven Bridges Grille & Brewery, A1A Ale Works and Ragtime Tavern Seafood & Grill. These brands and restaurants feature a variety of unique menu items and decor packages.

GORDON BIERSCH BREWERY RESTAURANT

Tempe, AZ
Burbank, CA
Palo Alto, CA
Pasadena, CA
San Diego, CA
San Francisco, CA
San Jose, CA
Broomfield, CO
Washington, D.C.
Miami, FL
Atlanta, GA
Honolulu, HI
Columbus, OH
New Orleans, LA
Las Vegas, NV
McLean, VA
Seattle, WA

BIG RIVER GRILLE & BREWING WORKS

Disney at the Boardwalk (Lake Buena Vista, FL)
Chattanooga, TN
Nashville, TN

ROCK BOTTOM RESTAURANT BREWERY

Atlanta, GA
Charlotte, NC

*operated under license

RAGTIME

Atlantic Beach, FL

A1A ALE WORKS

St. Augustine, FL

SEVEN BRIDGES

Jacksonville, FL

A FRESH EXPERIENCE

GOOD TIMES

BEER LIKE IT OUGHT TO BE

FRESH

EXPERIENCE

PURE

FROM SCRATCH
FRESH
QUALITY
CZECH
LAGER
AWARD WINNING

No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is correct only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

All references to “we,” “us,” “our” or “our company” in this prospectus refer to Gordon Biersch Brewery Restaurant Group, Inc. and our consolidated direct and indirect subsidiaries.

Our Business

We are a national operator of upscale brewery restaurants featuring boldly flavored made-from-scratch dishes and premium beverages, including our award winning hand-crafted beers. Our “Every Guest, Every Time” philosophy is focused on providing our guests with a pleasurable experience, friendly attentive service and a socially inviting atmosphere. We believe this philosophy and our concepts have enabled our restaurants to achieve premium market positioning and significant brand recognition.

Our restaurant design includes an open format, display kitchen, glass-enclosed brewery and full-service bar, creating a high energy social destination that is inviting to a wide range of guests, including groups, couples, families and business people. Our broad and sophisticated menus are designed to appeal to lunch and dinner guests, as well as those who want to socialize during non-peak hours. We believe that this wide-ranging appeal and our premium positioning attract a guest demographic that is highly desirable to developers of high-traffic retail and mixed-use developments throughout the United States.

We currently have 25 company operated restaurants in 13 states and the District of Columbia comprised of 17 Gordon Biersch and eight regionally branded restaurants. Gordon Biersch is our flagship concept and represents our primary growth vehicle. Additionally, franchisees operate seven Gordon Biersch restaurants and bars in airports throughout the United States. We believe that the Gordon Biersch brand is further enhanced by the independently owned and operated Gordon Biersch Brewing Company, which primarily distributes beer west of the Rocky Mountains to quality retail outlets and professional sporting venues. Our regional brands include Big River, A1A Aleworks, Seven Bridges and Ragtime Tavern, which we believe have significant brand identity in their markets.

Since October 2004, we have opened two company operated restaurants and plan to open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. In 2005, we generated revenues of $97.8 million, operating income of $3.0 million and net loss of $1.8 million. In 2004, we generated revenues of $89.1 million, operating income of $2.5 million and net loss of $1.1 million. Our comparable restaurant sales increased 6.4% in 2005 versus 2004, and increased 1.9% in 2004 versus 2003. Following our 2004 recapitalization, we reduced our indebtedness to $37.3 million as of December 26, 2004. As of December 25, 2005, our indebtedness was $36.1 million.

Our Business Strengths

We believe the key strengths of our business model include the following:

•	Premium Food and Beverage Menus. We believe our focus on serving fresh, boldly flavored food and premium beverages results in a high quality dining experience. Our menu is diverse and features a combination of comfort food and sophisticated dishes with over 90% of the items made from scratch. Our beverage menu features award winning handcrafted lagers and ales as well as premium wine and spirits.

•	Concept Desirable to Both Guests and Developers. Our wide ranging appeal and premium market positioning enable us to attract a desirable guest demographic during peak and non-peak hours of the day. As a result, we believe our restaurants are highly desirable to developers of high-traffic retail and mixed-use developments.

•	Premier Upscale Brewery Restaurant Brand. We believe our quality standards, marketing efforts, high profile locations and guest loyalty programs enable Gordon Biersch to be among the best known upscale brewery restaurant brands in the United States.

•	Advanced Training and Operating Systems. We implemented advanced training programs for our staff and management, and we developed consistent operating systems for all of our restaurants. We believe that these infrastructure changes will increase service and hospitality levels, improve efficiencies, ensure food freshness and quality and provide a foundation that will enable us to execute our growth plan.

•	Attractive Restaurant Economics and Operating Leverage. Our restaurants that had been open at least 18 months averaged $4.1 million in sales during 2005. We believe our restaurant sales volumes provide potential for above average margins and returns on investment as well as enable us to attract quality employees.

•	Experienced Management Team. Our senior management has significant experience developing and operating multi-unit restaurant companies. Our senior management team averages 17 years of restaurant experience and is committed to executing our growth strategy.

Our Growth Strategy

We believe there are significant opportunities to grow our revenues and increase shareholder value. Key elements of our growth strategy include the following:

•	Open Gordon Biersch Restaurants in Existing and New Markets. We expect to open one to two Gordon Biersch restaurants in 2006 and five to six Gordon Biersch restaurants in 2007. Additionally, our franchise partner Host International, Inc., which we refer to as Host International, plans to open at least five more airport locations by March 2010.

•	Opportunistically Expand Our Regional Concepts. We will take advantage of attractive real estate opportunities and selectively open new restaurants under our regional concepts that would either provide a better local market fit or augment existing Gordon Biersch restaurants. We plan to open one such restaurant in 2006 similar to our A1A Aleworks seafood concept.

•	Grow Existing Restaurant Sales. We plan to grow our existing restaurant sales through the use of our Passport guest loyalty program, concierge program, group sales and other ongoing local marketing efforts.

Our growth strategy is subject to numerous risks and uncertainties, such as our ability to open restaurants in new and existing markets on schedule and in a profitable manner, our ability to secure suitable locations for new restaurants, our ability to raise capital and the strain of growth on our existing infrastructure and resources. You should carefully consider these factors as well as all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” before deciding to invest in our common stock.

Our History

We were founded as Trolley Barn Breweries, Inc. in 1992 by a group of investors, including our current President and Chief Executive Officer. In 1999, we acquired the restaurant assets of Gordon Biersch Brewing Company in a leveraged transaction. We incurred additional debt while opening six new Gordon Biersch restaurants during the 15-month period ended March 2001 and integrating the operations of the acquired restaurants. As new restaurant growth was restricted by our leverage, we implemented a series of strategic initiatives between 2002 and 2004, including:

•	established consistent operating systems, guidelines and procedures across all restaurants;

•	standardized and reengineered our food and beverage menus;

•	upgraded our beverage offerings to reflect our premium market positioning;

•	established extensive managerial and hourly labor training programs;

•	reduced targeted tables per server;

•	improved timeliness and quality of reporting of restaurant level operations to senior management;

•	refined our site selection strategy and procedure; and

•	established our guest loyalty and communication programs.

These initiatives have been a significant factor in driving our comparable restaurant sales and increasing our restaurant level profitability.

On October 27, 2004, we recapitalized our company in a transaction sponsored by Hancock Park Associates, a private equity firm based in Los Angeles, which, together with its affiliates, we generally refer to as Hancock Park. Proceeds from the recapitalization were used to reduce our leverage. We refer to these events as the “2004 recapitalization.” The 2004 recapitalization, the addition of representatives of Hancock Park as advisors to management in their roles as members of our Board of Directors and a capital call agreement with Hancock Park that will provide an additional $6.5 million of capital by July 31, 2006, $5.0 million of which has been received as of April 21, 2006, have enabled us to focus on executing our business plan, particularly opening new restaurants. We opened new restaurants in New Orleans, Louisiana, in October 2004 and Tysons Corner, Virginia, in September 2005 and have developed a pipeline of potential locations for new restaurants. We also assumed responsibility for franchisor administration and oversight of our airport franchise locations that were previously administered by Gordon Biersch Brewing Company and entered into an understanding with Host International regarding the opening of new, full-service Gordon Biersch franchised restaurants in airports by March 2010. In 2005, we augmented our senior management team with a new Chief Financial Officer and Vice President of Marketing and relocated to a better suited corporate headquarters with a staff to support our planned growth.

We believe that the proceeds from this offering will position us to execute our growth strategy, including our plans to open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. Hancock Park is not selling any shares in this transaction, and we will continue to benefit from its status as an investor, both as our principal shareholder and through the continued service of representatives of Hancock Park on our Board of Directors. Immediately following this offering, Hancock Park will own approximately     % of our common stock, or     % of our common stock if the underwriters exercise their over-allotment option in full.

Recapitalization

Our authorized capital stock currently consists of 4,000,000 shares of common stock, without par value, and 3,000,000 shares of preferred stock, without par value, of which 2,200,000 have been designated as Series A convertible preferred stock. As of December 25, 2005, there were 87,014 shares of common stock and 1,599,338 shares of Series A convertible preferred stock outstanding. In addition, as of December 25, 2005, there were options to purchase 8,120 shares of our common stock and warrants to purchase 7,251 shares of our common stock outstanding.

Prior to the completion of this offering, (1) we will increase the authorized number of shares of our common stock to 50,000,000, (2) we will effect a             -for-1 stock split of our shares of common stock and (3) our 1,599,338 issued and outstanding shares of Series A convertible preferred stock will convert into              shares of common stock. We refer to these events collectively as the “Recapitalization.”

After the Recapitalization, our authorized capital stock will consist of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. After giving effect to the Recapitalization and this offering and the application of the net proceeds therefrom, there will be              shares of common stock and no shares of preferred stock outstanding. In addition, there will be options to purchase              shares of common stock and warrants to purchase              shares of common stock outstanding. See “Description of Capital Stock.”

Our Fiscal Year and Other Information

Our fiscal year ends on the Sunday on or before December 31. Consequently, we occasionally will have a 53-week year. For example, our fiscal year ended December 31, 2000 was a 53-week year, as will be our fiscal year ending December 31, 2006. Throughout this prospectus, reference is made to our fiscal years in accordance with the calendar year they most accurately represent as set forth below:

Fiscal Year Ended	Reference in this Prospectus	Weeks in Fiscal Year
December 30, 2001	2001	52
December 29, 2002	2002	52
December 28, 2003	2003	52
December 26, 2004	2004	52
December 25, 2005	2005	52

Unless we indicate otherwise, all of the information in this prospectus:

•	gives effect to the Recapitalization to be completed prior to the completion of this offering;

•	assumes an offering price of $ per share of common stock; and

•	assumes the underwriters do not exercise their over-allotment option.

We maintain our principal executive offices at 2001 Riverside Drive, Suite 3100, Chattanooga, Tennessee 37406. Our telephone number is (423) 424-2000. Our website is located at www.gordonbiersch.com. The information contained on our website or that can be accessed through our website does not constitute a part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million (approximately $             million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering as follows:

•	approximately $ million to repay in full the indebtedness outstanding under our existing credit agreement;

•	approximately $ million to repay in full indebtedness outstanding under our subordinated notes and other note agreements; and

•	approximately $ million for new restaurant development and general corporate purposes.

See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	BIER

Risk factors	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before buying shares of our common stock.

The number of shares of common stock to be outstanding after this offering excludes the following:

•	shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our long term equity plan; and

•	shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $ per share.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following summary historical statement of operations data for the fiscal years ended December 28, 2003, December 26, 2004 and December 25, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Years Ended
	December 28, 2003		December 26, 2004		December 25, 2005
Consolidated Statement of Operations Data (in thousands, except share and per share data):
Revenues		$86,710		$89,073		$97,845
Restaurant operating costs:
Food and beverage costs		19,950		20,457		22,273
Labor costs		29,624		30,730		33,129
Restaurant operating expenses		14,303		14,495		16,570
Occupancy costs		9,083		9,421		9,585
General and administrative expenses		5,365		5,525		6,830
Marketing expenses		886		805		1,275
Pre-opening costs		—		346		834
Depreciation and amortization		3,686		3,704		4,225
Impairment of goodwill		191		1,130		89
Store closure costs		889		—		—

Total costs and expenses		83,977		86,613		94,810

Operating income		2,733		2,460		3,035

Interest expense		6,855		8,330		4,727
Gain or restructuring of debt, net of income tax benefit of $0		—		(5,683)		—
Equity in (income) loss of GB Fries, LLC		(175)		100		5
Other (income)		(715)		(76)		(6)

Loss from continuing operations before income tax expense		(3,232)		(211)		(1,691)
Income tax expense		62		123		78

Loss from continuing operations		(3,294)		(334)		(1,769)
Loss from discontinued operations, net of income tax benefit of $0		(2,477)		(769)		(61)

Net loss		(5,771)		(1,103)		(1,830)
Accrued dividends and accretion on redeemable preferred stock		—		(240)		(1,504)

Net loss per share available to common shareholders		$(5,771)		$(1,343)		$(3,334)

Cash dividends declared		$—		$—		$—

Net loss per share available to common shareholders(1)
Basic and diluted loss per share:
Continuing operations	$		$		$
Discontinued operations
Change in accounting principle

Basic and diluted loss per share	$		$		$

Basic and diluted weighted average shares

(1)	Gives effect to the Recapitalization.

	As of December 25, 2005
	Actual	Pro Forma(1)	Pro Forma As Adjusted (2)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$1,206	$1,206	$
Working capital (deficit)	$(11,382)	$(11,382)	$
Total assets	$73,755	$73,755	$
Long-term debt, including current maturities	$36,058	$36,058	$
Total shareholders’ equity	$12,791	$12,791	$

(1)	The Pro Forma column of the balance sheet data gives effect to (a) the Recapitalization and (b) borrowings under our capital call agreement subsequent to December 25, 2005. The borrowings under our capital call agreement reduced corresponding amounts under our credit agreement.
(2)	The Pro Forma As Adjusted column of the balance sheet data gives effect to (a) the sale of shares of common stock offered by us, after deducting underwriting discounts and commissions and our estimated offering expenses, (b) the use of proceeds received by us to repay in full the indebtedness outstanding under our existing credit agreement, subordinated notes and other note agreements and (c) the forgiveness of notes receivable from our executive officers that is contingent upon completion of this offering. See “Use of Proceeds.”

	Fiscal Years Ended
	December 28, 2003	December 26, 2004	December 25, 2005
Other Data (unaudited):
Restaurants open at end of period	25	25	25	(3)
Average restaurant sales (in thousands)(1)	$3,745	$3,843	$4,053
Restaurant sales per square foot(1)	$379	$389	$410
Comparable restaurant sales growth(2)	(0.8)%	1.9%	6.4%

(1)	Includes only those restaurants open for at least 18 months.
(2)	Comparable restaurant sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating comparable restaurant sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.
(3)	Includes our New Orleans, Louisiana, restaurant that was temporarily closed from August 2005 to January 2006 due to the effects of Hurricane Katrina.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below and all other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially and adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us.

Risks Related to Our Business and the Restaurant Industry

If we do not successfully expand our restaurant operations, our growth rate may not be achieved and our revenues or operating income, or both, would be reduced.

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants on schedule and in a profitable manner. We anticipate that our new restaurants will generally take several months or longer to reach planned operating levels due to inefficiencies typically associated with new restaurants, including lack of market awareness, the need to hire and train sufficient management and restaurant personnel and other factors. In addition, we may open restaurants that do not obtain operating results similar to those of our existing restaurants. If we are unable to open and operate new restaurants successfully, our growth rate may not be achieved and our revenues or operating income, or both, would be reduced.

Our ability to open new restaurants on schedule in accordance with our projected growth rate may be impaired by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

In order to achieve our projected rate of new restaurant growth, we must identify suitable restaurant locations and successfully negotiate and finalize the terms of restaurant leases at a number of these locations. Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process or these lease negotiations. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease may delay our actual rate of new restaurant growth and cause a significant variance from our projected growth rate. In addition, our scheduled rate of new restaurant openings may not be achieved as a result of the following:

•	the availability and cost of suitable restaurant locations for development;

•	our ability to compete successfully for suitable restaurant locations;

•	the availability of adequate financing;

•	the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;

•	construction and development costs;

•	any labor shortages or disputes experienced by our landlords or outside contractors;

•	any unforeseen engineering or environmental problems with the leased premises;

•	our ability to hire, train and retain additional management and restaurant personnel;

•	our ability to secure governmental approvals and permits, including liquor licenses;

•	successfully promoting our new restaurants and competing in the markets in which our new restaurants are located;

•	our continued development and implementation of management information systems;

•	weather conditions or natural disasters; and

•	general economic conditions.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and impair our ability to manage our existing restaurants.

Following this offering, we plan to accelerate the pace of new restaurant openings by opening two to three new company operated restaurants in 2006 and five to six new company operated restaurants in 2007. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls and information systems. Due to these increased demands, we may not be able to open new restaurants and to manage our existing restaurants as effectively as we have in the past. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, we may not achieve our growth rate or maintain the revenue or operating income levels of our current restaurants consistent with prior performance.

Our expansion into new markets may present increased risks due to our unfamiliarity with the areas.

As part of our expansion strategy, we will be opening restaurants in markets in which we have no prior operating experience. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns than restaurants in our existing markets, and there also may be little or no market awareness of our brands in these new markets. Due to these factors, sales at restaurants opening in new markets may take longer to achieve sales comparable with our existing restaurants, if at all. In addition, we may incur costs related to the opening, operation and promotion of these new restaurants that are greater than those incurred in existing markets.

You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly.

A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenues and/or comparable restaurant sales, including, among other factors:

•	our ability to execute our business strategy effectively;

•	initial sales performance by new restaurants;

•	the timing of new restaurant openings and related expenses;

•	levels of competition in one or more of our markets; and

•	general economic conditions and consumer confidence.

Our average restaurant revenues and comparable restaurant sales may not increase at rates achieved over recent periods. Changes in our average restaurant revenues and comparable restaurant sales could cause the price of our common stock to fluctuate significantly.

Our future operating results may fluctuate significantly due to our limited number of existing restaurants and the expenses required to open new restaurants.

We currently have 25 company operated restaurants, two of which opened since October 2004, and we expect to open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. The capital resources required to develop each new restaurant are significant. We estimate that the cost of opening a new Gordon Biersch restaurant currently ranges from $2.2 million to $2.8 million, net of tenant improvement allowances and exclusive of pre-opening expenses. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant and the average restaurant revenues of our new restaurants may cause our results of operations to fluctuate significantly. Moreover, poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could adversely affect our business, making the investment risks related to any one location much greater than those associated with many other restaurants.

Our inability to renew existing leases on favorable terms may increase our restaurant operating costs or cause us to terminate future operations at a leased site.

Our 25 company operated restaurants are all on leased premises and are subject to varying lease-specific arrangements. For example, some of the leases require base rent, subject to regional cost-of-living increases, and other leases include base rent with specified periodic increases. Other leases are subject to renewal at fair market value, which could involve substantial increases. Additionally, many leases require contingent rent based on a percentage of gross sales. In addition, certain of our leases will expire without an automatic renewal or option to renew. Our leases may not be renewed, or, if renewed, our rents may increase substantially, which would increase our restaurant operating costs or cause us to terminate future operations at a leased site.

A significant number of our restaurants are concentrated in certain states, particularly Florida and California, which makes us particularly sensitive to economic, regulatory, weather and other conditions in those states.

A significant number of our restaurants are concentrated in certain states, particularly Florida and California, where we have five and six restaurants, respectively. During 2005, our restaurants located in Florida and California accounted for approximately 21% and 25%, respectively, of our total revenues. If our restaurants in these states are adversely affected by changes in economic, regulatory and other conditions, our sales, financial condition and results of operations may decline. For example, the economic slowdown in California was a contributing factor in the decline in the sales of six of our restaurants from 2000 to 2003. In addition, our restaurants in these and other states may be impacted by severe weather. In the event that a weather event damages a restaurant, forces a restaurant to close for any significant time or causes guests of a restaurant to change their dining out habits, our revenues or operating income, or both, would decline. For example, during 2004, the state of Florida suffered the effects of four named hurricanes, and, in 2005, Hurricanes Katrina and Wilma caused extensive damage to states along the Gulf of Mexico. Hurricane Katrina forced the closure of our restaurant in New Orleans, Louisiana, from August 2005 until January 2006. It is not yet known if we will be able to realize the same or a similar level of sales and results of operations that existed prior to the hurricane.

Lack of diversification may cause slower growth or declines in our future revenues and reduce our profitability and liquidity.

We currently intend to operate primarily full-service upscale brewery restaurants. As a result, changes in consumer preferences, including changes in consumer preferences away from restaurants of the type we operate, would cause slower growth or declines in our future revenues and reduce our profitability and liquidity.

We are dependent upon consumer trends and upon high visitor rates at the sites where our restaurants are located, and any adverse change in such consumer trends or decline in visitor rates could reduce our revenues or operating income, or both.

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public’s tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high visitor rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visitor rates are significantly affected by many factors, including national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Any adverse change in any of the above factors and our inability to respond to such changes could cause our restaurant volumes to decline and reduce our revenues or operating income, or both.

Our success depends on our ability to compete effectively in the restaurant industry.

The restaurant industry is highly competitive. We compete on the basis of the taste, quality and price of food offered, guest service, brand name identification, beer quality and selection, attractiveness of the facilities, restaurant location, atmosphere and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. In addition, we compete with other restaurants and with retail establishments for real estate. Many of our competitors are well established in the upscale casual dining market segment and some of our competitors have substantially greater financial, marketing and other resources than we do.

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry or produce generally could reduce the popularity of our restaurants, our revenues and our results of operations.

The popularity of our restaurants, in general, and our menu offerings, in particular, are key factors to the success of our business. Incidents that occur at any of our restaurants may result in negative publicity, which could reduce our popularity. In addition, negative publicity resulting from poor food quality, illness, injury or other health concerns, whether related to one of our restaurants or to the restaurant, beef, seafood, poultry or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood, e-coli, Hepatitis A and other food-borne illnesses), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers.

Increases in the prices or reductions in the availability of seafood, poultry, beef or produce could reduce our profitability.

Our profitability depends significantly on our ability to anticipate and react to changes in seafood, poultry, beef or produce costs. The supply and price of these items is more volatile than other types of food. The type, variety, quality and price of seafood, poultry, beef and produce is subject to factors beyond our control, including weather, transportation costs, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. We currently do not purchase seafood, poultry, beef or produce pursuant to long term contracts or use financial management strategies to reduce our exposure to price fluctuations. Increases in the prices or availability of certain types of seafood, poultry, beef or produce could affect our ability to offer a broad menu and price offering to our guests. Moreover, we may be unable to increase our prices in order to pass these increased prices on to our guests, in which case we would realize decreased profitability.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, particularly our ingredients for our beer, we may experience short term supply shortages, increased food and beverage costs and quality control problems.

We currently depend on two national food distribution service companies to provide food and beverage products to all of our restaurants. We do not have long term contractual arrangements with either of these distributors. If either or both of these national distributors, or other distributors or suppliers, cease doing business with us, we could experience short term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings could decline, which could damage our reputation and result in reduced guest patronage and reduced sales. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could reduce our sales. A material reduction in our sales would result in lower revenues and reduce our profitability.

Failure to protect or maintain our owned and licensed trademarks, service marks, trade secrets or other intellectual property could harm our competitive position or decrease the value of our brands.

Our business prospects depend in part on our ability to develop favorable consumer recognition of our brands, including the Gordon Biersch® name in particular. Although a federally registered trademark, Gordon Biersch and other of our trademarks, service marks, trade dress, trade secrets or other intellectual property could be imitated or appropriated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our trademarks, service marks or trade dress or not operate in a certain geographic region or regions if our names are deemed confusingly similar to their prior trademarks, service marks or trade dress. Similarly, we use certain licensed trademarks or service marks, or both, in connection with the operation of some of our restaurants. If we fail to comply with, or a licensor alleges that we have violated, the terms and conditions of the agreement granting us the license or if the license terminates or is otherwise found to be invalid or unenforceable, we may be forced to discontinue further use of these marks, which could negatively impact consumer recognition of or loyalty to these restaurants or cause us to incur additional expense in changing or developing new marks, or both, and, as a result, harm our competitive position. For example, in March 2006, we received a letter from Rock Bottom Restaurants, Inc. asserting that our use of certain licensed marks, including the Rock Bottom Brewery® name, violates the terms of our license agreement and constitutes trademark infringement under federal and applicable state law. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our employees or suppliers. Moreover, even with respect to the confidentiality and non-competition agreements we have, it is possible that those agreements will be breached, that they will fail to provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Federal, state and local beer, liquor and food service regulations have a significant impact on, and could restrict the places or the manner in which we operate, our business.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing or sale of alcoholic beverages, or both, at our restaurants. Additionally, state liquor laws may prevent or impede the expansion of our restaurants into certain markets. The liquor laws of certain states prevent us from selling at wholesale the beer brewed at our restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues, representing approximately 31.1% of our revenues during 2004 and 31.5% during 2005. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Our restaurants and on-site breweries operate pursuant to exceptions to the “tied house laws,” which created the “three tier system” of liquor distribution. These tied house laws were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under an exception to these general prohibitions. Over the last 25 years, all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state’s regulations concerning brewery restaurants or the interpretation of these regulations may change. Any such change may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state.

Compliance with other government laws and regulations affecting the operation of our restaurants could increase our operating costs and restrict our growth.

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

In addition, various federal and state labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. A number of factors could cause a decline in our operating results and thus restrict our growth, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities, a reduction in the number of states that allow tips to be credited toward minimum wage requirements and increased employee litigation, including claims relating to the Fair Labor Standards Act.

The Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages to private litigants.

The insurance that we maintain may not fully cover all potential exposures.

We have comprehensive insurance, including workers’ compensation, general liability, fire and extended coverage and property insurance. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and employee practices. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could increase our expenses and reduce our profitability and liquidity, which could affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. In addition, we may not be able to maintain adequate insurance coverage at current levels, and the premium costs may increase significantly.

Compliance with extensive government regulations related to our existing franchise arrangements and any future franchise development could increase our investment costs and restrict our growth.

We have existing franchise arrangements with subsidiaries of Host International and Compass Group for the development of Gordon Biersch restaurants at select airport locations. In addition, pursuant to our agreement with Host International, Host International has the right to develop, subject to our approval, additional future franchise opportunities. However, we do not currently intend to actively solicit the sale of additional franchises. As a result of our existing franchise arrangements, and to the extent that we elect to pursue future franchise development, we are and would be subject to federal law, including the rules and regulations of the Federal Trade Commission, or the FTC, and various state laws regulating the offer and sale of franchises. If we elect to offer franchises in the future, the FTC requires that we furnish to prospective franchisees a franchise offering circular, the preparation of which would be costly, containing prescribed information. A number of states also regulate the sale of franchises and require registration of the franchise offering with state authorities. Some state laws also require additional disclosure in the franchise offering circular for prospective franchisees and may require modification of the terms of the franchise arrangements. Our noncompliance with those laws could result in governmental enforcement actions seeking a civil or criminal penalty, rescission of a franchise and loss of our ability to offer and sell franchises in a state, all of which could impair our growth plan. Further, a franchisee could pursue a private lawsuit seeking rescission, damages and legal fees, the award of which could increase our expenses and reduce our profitability and liquidity.

Our franchisees and others who operate under the Gordon Biersch brand could take actions that harm our reputation or reduce our royalty revenues.

We do not exercise control over the day-to-day operations of our franchisee-owned restaurants. While we attempt to ensure that franchisee-owned restaurants maintain the same high operating standards that we demand of our company operated restaurants, one or more of these restaurants may fail to maintain these standards. Any operational shortcomings of our franchisee-owned restaurants are likely to be attributed to our systemwide operations and could damage our reputation and our brand image as well as have a direct negative impact on the royalty income, if any, we receive from those restaurants. Additionally, the business activities of Gordon Biersch Brewing Company, which is an independently owned and operated wholesale brewery, could affect our reputation or our brand image.

Labor shortages or increases in labor costs could slow our growth and reduce our profitability.

Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. If we are unable to recruit and retain a sufficient number of qualified individuals, our growth plans could be slowed. In addition, competition for qualified employees could require us to pay higher wages and benefits, which would result in higher labor costs. We also have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages or decreases in tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be reduced.

Litigation could increase our costs, create negative publicity for our restaurants and reduce our profitability.

From time to time, we may be the subject of complaints or litigation from guests alleging food-borne illness, injury or other food quality, health or operational concerns. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. We may also be subject to complaints or allegations from former, existing or prospective employees from time to time. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such

“dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, negative publicity may result from such claims. We also are subject to claims and disputes from landlords under our leases, which could lead to litigation or a threatened or actual lease termination. Litigation of any nature may be expensive to defend and may divert money and management’s attention from our operations, increase our expenses and reduce our profitability.

Our ability to raise capital in the future may be limited, which could restrict our ability to operate our business and to pursue our growth strategy.

Our ability to pursue our growth strategy is contingent in part upon our ability to raise capital. Although we intend to use a portion of the net proceeds from this offering to repay in full our current senior and subordinated indebtedness, we will require significant capital in the future to implement our growth and other plans. To meet our future capital needs, we expect to rely on our cash flow from operations, the proceeds from this offering and third-party financing, such as the new revolving credit facility we plan to enter into following the completion of this offering. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance and lender sentiment. In addition, changes in our operating plans, acceleration of our expansion plans, lower than anticipated revenues, increased expenses or other events, including those described in this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis in the event in our cash flow is insufficient. Funding may not be available on favorable or acceptable terms, or at all, in which case the lack of capital would impede our ability to pursue our growth strategy and cause our financial condition to deteriorate. Additional equity financing, if available, may be dilutive to the holders of our common stock. Debt financing, if available, would cause us to incur additional interest expense and financing costs, and could involve significant cash payment obligations and covenants and financial ratios that restrict our ability to operate and grow our business and, if not complied with, would result in further expense or limitations upon our borrowings. As of December 25, 2005, our indebtedness was $36.1 million. See “Liquidity and Capital Resources—Current Credit Agreements.”

If we fail to comply with the covenants contained in our credit agreement, we may be unable to secure additional financing and repayment obligations on our outstanding indebtedness may be accelerated.

Our credit agreement contains financial and operating covenants with which we must comply. As of the fourth fiscal quarter ended on December 26, 2004, and as of the first, third and fourth fiscal quarters ended on March 27, 2005, September 25, 2005 and December 25, 2005, respectively, we were not in compliance with certain financial covenants of our credit agreement related to maximum leverage ratio, fixed charge coverage ratio and maximum capital expenditures. For approximately two weeks in October 2005, we had borrowings under the revolving credit facility that exceeded the permitted borrowing base and, therefore, were not in compliance with that financial covenant. In addition, as of the periods ended January 22, 2006 and February 19, 2006, we were not in compliance with the maximum leverage ratio covenant. In each case, when we became aware of our non-compliance with these covenants, we informed our lender of such non-compliance. On April 11, 2005, we amended our credit agreement and received a waiver of our non-compliance with the maximum leverage ratio and fixed charge coverage ratio covenants prior to such date. On January 4, 2006, we again amended our credit agreement to obtain more favorable terms for certain of our covenants and obtained a waiver of our non-compliance with the covenants prior to such date. Further, on April 21, 2006, we again amended our credit agreement to obtain more favorable terms relating to our maximum leverage ratio and fixed charge coverage ratio covenants and obtained a waiver of our non-compliance with the covenants prior to such date. In connection with the April 2005, January 2006 and April 2006 amendments and waivers, we incurred $162,000, $66,000 and $125,000 of fees and expenses, respectively. If we fail to comply with the covenants contained in our credit agreements in the future or if our lender does not agree to a waiver of any future non-compliance, we may be unable to borrow additional funds and our outstanding indebtedness may become immediately due and payable.

Incurrence of indebtedness could weaken our financial health and limit our ability to react to changes in our industry or to implement our growth strategy.

After giving effect to this offering and the application of a portion of the net proceeds to the repayment of debt as described under “Use of Proceeds,” we expect to have no outstanding indebtedness. However, we intend to enter into a new revolving credit facility with borrowing availability of up to $20.0 million. This facility and any funds we may borrow in the future will be used to finance our growth, capital expenditures or for other purposes. That indebtedness could have terms or repayment requirements that could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to secure additional financing to implement our growth strategy;

•	increase the amount of our interest;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have proportionately less debt;

•	restrict us from exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our existing indebtedness; and

•	limit our ability to dispose of assets or pay cash dividends.

Our senior management team has a limited history of working together, and its failure to integrate into our business or to manage our growing operations may reduce our profitability.

Our success depends, in large part, upon the services of our senior management team. Some key members of our senior management team, including our Chief Financial Officer, have been in place for fewer than 12 months. Although experienced in the restaurant industry, these executives do not have previous experience with us and they may not fully integrate themselves into our business or manage our growth effectively. If our senior management team fails to integrate or work together successfully, we may be unable to execute our business plan in the manner in which we expect and our profitability may be reduced.

The loss of key personnel could disrupt the balance of our management team, decrease the efficiency of our operations and limit our ability to execute on our growth plan.

As of the date of this prospectus, we have six members of senior management: H. Allen Corey, our President and Chief Executive Officer; Larry D. Bentley, our Senior Vice President and Chief Financial Officer; Robert S. Werk, our Senior Vice President, Operations; William R. Edmiston, our Senior Vice President, Real Estate Development; Michael R. Curtis, our Vice President, Marketing; and John A. Leonard, Jr., our Vice President, Development and Construction. Our success depends, in large part, upon the performance and continued service of our senior management and certain key employees. For example, in the event of the resignation, removal or termination of Mr. Corey as our Chief Executive Officer, our license agreement with Rock Bottom Restaurants, Inc., which grants us the right to use certain trademarks and service marks in connection with the operation of our restaurants in Charlotte, North Carolina, and Atlanta (Buckhead), Georgia, may be terminated. We currently have an employment agreement only with Mr. Corey. See “Management—Employment Agreement with H. Allen Corey.” Competition for employees with such significant restaurant management experience is intense, and, as a result, we may not be successful in retaining such personnel, in which case we also may not be able to hire suitable replacements. In addition, it is possible that employees will leave and compete against us. If the services of any member of senior management or any of our key employees becomes unavailable for any reason, it could disrupt the balance of our management team, decrease the efficiency of our operations and limit our ability to execute on our growth plan. We do not carry key person life insurance on any of our executive officers.

The occurrence or threat of extraordinary events, including terrorist attacks, could cause consumer spending to decline, which would reduce our sales and profitability.

In the aftermath of the September 11, 2001 terrorist attacks, our restaurants experienced a decline in revenues. The occurrence or threat of extraordinary events, including future terrorist attacks and military and governmental responses and the prospect of future wars, may result in negative changes to economic conditions. When economic conditions worsen, our guests may reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby reducing our sales and profitability. Additionally, a decrease in discretionary spending could prevent us from pricing our menu items at favorable levels and decrease our profitability. We believe that our restaurants are particularly vulnerable to the occurrence or threat of such extraordinary events due to the location of some of our restaurants and because certain of our restaurants are dependent upon special events and tourist traffic.

Risks Related to This Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than the initial public offering price or at all.

Prior to this offering, there has not been a public market for our common stock. Although it is anticipated that our common stock will be approved for quotation on The Nasdaq National Market, there can be no assurance that a trading market will develop or, if such a market does develop, how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at a price at or above the initial public offering price or at all.

The market price for our common stock may be volatile, and your investment in our common stock could decline in value.

The stock market has experienced significant price and volume fluctuations, including significant volatility in the price and volume of securities of companies operating in the restaurant industry. The market price for our common stock may be volatile, and you may not be able to sell our stock at a price at or above the initial public offering price or at all. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including the following:

•	our or our competitors’ actual or anticipated operating results;

•	the public’s reaction to our or our competitors’ press releases, public announcements and filings with the Securities and Exchange Commission;

•	seasonal fluctuations in operating results;

•	our or our competitors’ growth rates;

•	our or our competitors’ introduction of new locations, menu items, concepts or pricing policies;

•	recruitment or departure of key personnel;

•	the level and quality of securities analyst coverage for our company;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our company, our competitors or the restaurant industry in general;

•	changes in the conditions in the restaurant industry, the financial markets or the economy as a whole;

•	sales of our common stock by our executive officers, directors and significant shareholders, or sales by us of substantial amounts of our common stock;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	changes in accounting principles; and

•	the other factors described under “Risk Factors.”

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.

Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed offering price of $             per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $             per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock. See “Dilution.”

Our current principal shareholder will continue to own a large percentage of our voting stock after this offering and will be able to control substantially all matters requiring shareholder approval, which could result in our current principal shareholder taking actions that advance its interests to the detriment of our other shareholders.

Upon the completion of this offering, Hancock Park will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their over-allotment option in full. In addition, two of our directors following this offering will be affiliated with Hancock Park. As a result, Hancock Park will have significant influence over all matters requiring the approval of our shareholders, including the election of directors, the adoption of amendments to our charter and our bylaws and approval of mergers or sales of substantially all of our assets. The interests of Hancock Park may not always coincide with the interests of our other shareholders and it may take action that advances its interests to the detriment of our other shareholders. In addition, this concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination, which could in turn have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the then-prevailing market price for their shares of common stock.

The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

Upon the completion of this offering, we will have outstanding              shares of common stock. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the remaining              shares of common stock have agreed with the underwriters,

subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the underwriters, as described further under “Underwriting.” After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

In addition, shareholders owning              shares are entitled, under contracts providing for registration rights, to require us to register the shares of our common stock owned by them for public sale. We also intend to file registration statements to register the approximately              shares granted as restricted stock or reserved for future issuance under our equity incentive plans.

Sales of a large number of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could cause a decline in the market price for our common stock and could impair our ability to raise capital through the sale of additional equity securities.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may affect the comparability of our results of operations as a public company with our results of operations as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and The Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. Compliance with the various reporting and other requirements applicable to public companies also will require considerable time and attention of management. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We currently expect to incur approximately $1.0 million per year of incremental expenses as a result of being a public company. We believe that the incurrence of such costs as a percentage of revenues will be more meaningful to us than other companies with higher levels of revenues.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could divert significant company resources and management attention and could have a material adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting for our fiscal year ending December 30, 2007. We have not been subject to these requirements in the past. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which will be both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (1) assess and document the adequacy of internal control over financial reporting, (2) take steps to improve control processes where appropriate, (3) validate through testing that controls are functioning as documented, and (4) implement a continuous reporting and improvement process for internal control over financial reporting. For the year ended December 26, 2004, although we were not yet subject to Section 404, our lack of appropriate accounting and financial reporting staff was identified as a material weakness in our internal control over financial reporting. We addressed this material weakness by hiring a new chief financial officer in 2005 and a new corporate controller in 2006. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We believe that we are particularly vulnerable to risks related to compliance with Section 404 because of the previously identified material weakness.

Provisions in our charter, our bylaws and Tennessee law could make it more difficult for a third party to acquire us, discourage a takeover or make it more difficult for shareholders to remove our management.

Our charter and bylaws, to be effective immediately prior to this offering, and the Tennessee Business Corporation Act contain provisions that may have the effect of making more difficult, delaying or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of shareholders. For example, our charter authorizes our Board of Directors, without shareholder approval, to issue one or more classes or series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Tennessee law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested shareholders.” See “Description of Capital Stock.”

These provisions and others that could be adopted in the future, many of which without shareholder approval, could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. Such forward-looking statements are based on our current expectations, which in turn are based on assumptions that we believe are reasonable based on our current knowledge of our business and operations. We have attempted to identify forward-looking statements by terms such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other similar terms. These statements are only predictions, are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those discussed under “Risk Factors,” many of which are beyond our control. The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	our ability to expand our operations in both new and existing markets;

•	our ability to secure suitable restaurant locations and leases;

•	the effect of poor operating results on our company;

•	the effect of growth on our infrastructure, resources and existing sales;

•	the impact of supply shortages and food costs in general;

•	our ability to protect and defend trademarks and other intellectual property and proprietary information;

•	our limited number of existing restaurants;

•	the concentration of a significant number of our restaurants in Florida and California and our sensitivity to economic, regulatory, weather and other conditions in those states;

•	our lack of diversification;

•	the impact of litigation;

•	our ability to raise capital to fund, among other things, our expansion plans;

•	our ability to fully utilize and retain new executives;

•	our ability to compete in the restaurant industry;

•	our ability to respond to changes in consumer trends or preferences, or to visitor rates at the locations surrounding our restaurants;

•	negative publicity surrounding our restaurants or the consumption of our products in general;

•	increases in the prices and availability of items used in our restaurants, particularly seafood, poultry, beef and produce, and our ability to pass price increases on to our guests;

•	the impact of federal, state or local government regulations;

•	our ability to maintain current levels of insurance or the denial of such coverage;

•	the impact of actions by our franchisees on our reputation;

•	labor shortages or increases in labor costs; and

•	economic and political conditions generally.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements, even if new information becomes available in the future.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, including the National Restaurant Association, Restaurant Trends and the International Council of Shopping Centers, as well as our good faith estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million (approximately $             million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discounts and commissions and our estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering as follows:

•	approximately $ million to repay in full the indebtedness outstanding under our existing credit agreement;
•	approximately $ million to repay in full the indebtedness outstanding under our subordinated notes described below and other note agreements; and
•	approximately $ million for new restaurant development and general corporate purposes.

As part of the 2004 recapitalization, on October 27, 2004, we issued a $2.0 million subordinated note to RSTW Partners III, L.P., or RSTW, and issued a $0.5 million subordinated note to an affiliate of Hancock Park. We also issued a subordinated note in the amount of $1.9 million to Hancock Park on April 11, 2005. Each of the subordinated notes bears interest at the rate of 12.0% per annum and matures on January 26, 2010.

On January 4, 2006 and April 21, 2006, we entered into a capital call agreement and a supplemental capital call agreement, respectively, with Hancock Park. In this prospectus, we refer to these agreements collectively as the capital call agreement. The capital call agreement provides that Hancock Park will advance (subject to certain limitations) a total of $6.5 million in additional subordinated debt by July 31, 2006 on substantially the same terms as our prior subordinated debt, except borrowings will bear interest at the rate of 16.0% per annum. We intend to terminate the capital call agreement in connection with the completion of this offering. We issued subordinated notes to Hancock Park in the amounts of $2.0 million (January 4, 2006), $0.5 million (January 30, 2006), $1.5 million (February 27, 2006) and $1.0 million (March 31, 2006) pursuant to the capital call agreement.

On October 27, 2004, we also entered into a credit agreement consisting of two term loans totaling $33.0 million and a $6.0 million revolving credit facility with a syndicate of banks. We borrowed $0.2 million under the revolving credit facility shortly after closing the 2004 recapitalization transaction. The proceeds from these loans combined with an $18.0 million equity investment from Hancock Park were primarily used to repay our prior senior term loans, revolving credit facility and subordinated debt. The term loans and revolving credit facility bear interest at varying rates based on certain financial covenants, and we have the option to elect that each loan bear interest as a prime rate loan or a London Interbank Offered Rate, or LIBOR, loan. As of December 25, 2005, $27.5 million of indebtedness was outstanding on our term loans and $1.9 million was outstanding under our revolving credit facility. If the loans are prime rate loans, they will bear interest at an annual rate equal to (1) the greater of (x) the prime rate and (y) 4.5%, plus (2) the applicable margin (ranging from 4.5% to 6.5%). If the loans are LIBOR rate loans, they will bear interest at an annual rate equal to (1) the greater of (x) the LIBOR rate and (y) 2.0%, plus (2) the applicable margin (ranging from 6.0% to 8.0%). As of December 25, 2005, borrowings under our term loans and borrowings under our revolving credit facility were accruing interest at the rate of 13.75% per annum. The term loans mature on the earlier of the date on which all revolving credit commitments terminate or on October 27, 2009, and the revolving credit facility matures on October 27, 2009. We expect to enter into a new revolving credit facility following the completion of this offering and to use amounts borrowed under the new revolving credit facility, together with certain of the net proceeds from this offering, to provide cash proceeds for our growth plan and liquidity to support the fluctuating expenses incidental to restaurant development costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In connection with the October 2004 long term financing, we incurred associated fees and costs which are being amortized over the term of the related debt. If we use the net proceeds as outlined above to repay in full all of our debt, we expect to expense approximately $2.1 million of net deferred financing costs recorded at December 25, 2005.

Pending the uses described herein, we will invest the net proceeds of this offering in short term, interest bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not expect to pay any cash dividends to holders of our common stock in the foreseeable future. We intend to retain future earnings, if any, to fund the growth and expansion of our business operations. Declaration and payment of any cash dividends in the future, however, is within the discretion of our Board of Directors and will depend on our financial condition, results of operations, future prospects and capital and legal requirements as well as other factors deemed relevant by our Board of Directors. In addition, the terms of any future debt or credit facility may preclude us from paying cash dividends on our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of December 25, 2005:

•	on an actual basis;
•	on a pro forma basis to give effect to (1) the Recapitalization and (2) borrowings under the capital call agreement subsequent to December 25, 2005, which borrowings were used to reduce corresponding amounts under our credit agreement; and
•	on a pro forma as adjusted basis to give effect to (1) the sale of shares of our common stock by us in this offering after deducting underwriting discounts and commissions and our estimated offering expenses, (2) the use of the net proceeds received by us as described under “Use of Proceeds” and (3) the forgiveness of notes receivable from our executive officers arising from their purchase of restricted stock.

You should read this information together with “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 25, 2005(1)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$1,206	$1,206	$
Short Term debt:
Current portion of long term debt	4,182	4,182
Long Term debt:
Credit agreement—term loans	25,326	20,326
Subordinated notes due January 2010	6,443	11,443
Other long term debt	107	107
Shareholders’ equity:
Convertible preferred stock, no par value, 3,000,000 shares authorized; 1,599,338 shares issued and outstanding, actual; 3,000,000 shares authorized, no shares issued or outstanding, pro forma; 10,000,000 shares authorized; no shares issued or outstanding, pro forma as adjusted	18,499	—
Common stock, no par value, 4,000,000 shares authorized; 87,014 shares issued and outstanding, actual; shares issued and outstanding, pro forma; 50,000,000 shares authorized; shares issued and outstanding, pro forma as adjusted	18,159	36,658
Stock warrants, 7,251 authorized; 7,251 outstanding, actual; outstanding, pro forma; outstanding, pro forma as adjusted	251	251
Additional paid-in capital	—	—
Notes receivable from officers(2)	(1,159)	(1,159)
Accumulated deficit	(22,959)	(22,959)

Total shareholders’ equity	12,791	12,791

Total capitalization(3)	$50,055	$50,055	$

(1)	Excludes the following:
•	shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $ per share;
•	shares of common stock reserved for issuance under our long term equity plan; and
•	shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $ per share.
(2)	The forgiveness of the notes receivable from our executive officers is contingent upon the completion of this offering.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and our estimated offering expenses.

DILUTION

Our net tangible book value as of December 25, 2005 was $             million, or approximately $             per share of common stock on an actual basis and $             million, or approximately $             per share of common stock on a pro forma basis reflecting the Recapitalization and borrowings under our capital call agreement subsequent to December 25, 2005. Net tangible book value per share as of December 25, 2005 represented the amount of our total consolidated tangible assets minus the amount of our total consolidated liabilities, divided by the number of shares of our common stock outstanding on December 25, 2005 both on an actual and pro forma basis. Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of December 25, 2005, on a pro forma as adjusted basis would have been approximately $             million, or approximately $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing shareholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of our common stock at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of common stock	$
Pro forma net tangible book value per share as of December 25, 2005
Increase in net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors	$

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share will increase to $            , representing an immediate dilution of $             per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $             per share and increase (decrease) the dilution in net tangible book value per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

The following table summarizes, as of December 25, 2005, on a pro forma as adjusted basis, the difference between the total number and percentage of shares of common stock purchased from us, the total cash consideration paid to us before deducting underwriting discounts and commissions and our estimated offering expenses, and the average price per share paid by existing shareholders and by new investors purchasing shares of our common stock in this offering:

	Shares Purchased			Total Consideration		Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%		%	$
New investors

Total		100%			100%

The preceding discussion and table excludes:

•	shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our long term equity plan; and

•	shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $ per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid by new investors and the total average price per share by $         million and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

To the extent that all outstanding options and warrants are exercised, and restricted stock grants vest, your investment will be further diluted by an additional $             per share. In that event, the total number of shares of common stock purchased by our existing shareholders would be             , the aggregate cash consideration paid by our existing shareholders would be $             and the average price per share paid by our existing shareholders would be approximately $            . In addition, you will incur additional dilution if we grant more options and/or restricted stock in the future with exercise prices below the initial public offering price.

If the underwriters exercise their over-allotment option in full, our existing shareholders would own approximately         %, and our new investors would own approximately         %, of the total number of shares of our common stock outstanding immediately after this offering, based on shares outstanding on a pro forma as adjusted basis as of December 25, 2005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data presented as of and for the period indicated. We derived the statement of operations data for the fiscal years ended December 28, 2003, December 26, 2004 and December 25, 2005 and the balance sheet data as of December 26, 2004 and December 25, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the fiscal years ended December 30, 2001 and December 29, 2002, and the balance sheet data as of December 30, 2001, December 29, 2002 and December 28, 2003, from our previously issued audited consolidated financial statements for such periods and dates, as adjusted for various revisions, which previously issued audited consolidated financial statements are not included in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Years Ended
	December 30, 2001		December 29, 2002		December 28, 2003		December 26, 2004		December 25, 2005
Consolidated Statement of Operations Data (in thousands, except share and per share data)
Revenues		$89,566		$87,163		$86,710		$89,073		$97,845
Restaurant operating costs:
Food and beverage costs		20,080		19,635		19,950		20,457		22,273
Labor costs		30,590		29,102		29,624		30,730		33,129
Restaurant operating expenses		14,456		14,298		14,303		14,495		16,570
Occupancy costs		8,478		8,425		9,083		9,421		9,585
General and administrative expenses		5,614		5,912		5,365		5,525		6,830
Marketing expenses		1,686		2,444		886		805		1,275
Pre-opening costs		536		—		—		346		834
Depreciation and amortization		5,834		3,940		3,686		3,704		4,225
Impairment of goodwill		—		—		191		1,130		89
Store closure costs		670		—		889		—		—

Total costs and expenses		87,944		83,756		83,977		86,613		94,810

Operating income		1,622		3,407		2,733		2,460		3,035

Interest expense		6,656		6,689		6,855		8,330		4,727
Gain or restructuring of debt, net of income tax benefit of $0		—		—		—		(5,683)		—
Equity in (income) loss of GB Fries, LLC		—		—		(175)		100		5
Other (income) expense		28		(462)		(715)		(76)		(6)

Loss from continuing operations before income tax expense		(5,062)		(2,820)		(3,232)		(211)		(1,691)
Income tax expense (benefit)		(2,325)		2,466		62		123		78

Loss from continuing operations		(2,737)		(5,286)		(3,294)		(334)		(1,769)
Loss from discontinued operations, net of income tax benefit of $0		(554)		(842)		(2,477)		(769)		(61)
Cumulative effect of change in accounting principle, net of income tax benefit of $0		—		(3,504)		—		—		—

Net loss		(3,291)		(9,632)		(5,771)		(1,103)		(1,830)
Accrued dividends and accretion on redeemable preferred stock		—		—		—		(240)		(1,504)

Net loss available to common shareholders		$(3,291)		$(9,632)		$(5,771)		$(1,343)		$(3,334)

Cash dividends declared		$—		$—		$—		$—		$—

Net loss per share available to common shareholders(1)
Basic and diluted loss per share:
Continuing operations	$		$		$		$		$
Discontinued operations
Change in accounting principle

Basic and diluted earnings loss per share	$		$		$		$		$

Basic and diluted weighted average shares

(1)	Gives effect to the Recapitalization.

	Fiscal Years Ended				December 25, 2005
	December 30, 2001	December 29, 2002	December 28, 2003	December 26, 2004	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$2,362	$2,180	$485	$687	$1,206	$1,206
Working capital (deficit)	(8,925)	(12,882)	(58,690)	(8,193)	(11,382)	(11,382)
Total assets	87,124	76,406	70,567	70,971	73,755	73,755
Long-term debt, including current maturities	57,235	50,373	55,271	37,333	36,058	36,058
Total shareholders’ equity (deficit)	14,522	4,789	(982)	14,670	12,791	12,791

(1)	The Pro Forma column of the balance sheet data gives effect to (a) the Recapitalization and (b) borrowings under our capital call agreement subsequent to December 25, 2005. The borrowings under our capital call agreement reduced corresponding amounts under our credit agreement.
(2)	The Pro Forma As Adjusted column of the balance sheet data gives effect to (a) the sale of shares of common stock offered by us, after deducting underwriting discounts and commissions and our estimated offering expenses, (b) the use of proceeds received by us to repay in full the indebtedness outstanding under our existing credit agreement, subordinated notes and other note agreements and (c) the forgiveness of notes receivable from our executive officers that is contingent upon completion of this offering.

	Fiscal Years Ended
	December 30, 2001	December 29, 2002	December 28, 2003	December 26, 2004	December 25, 2005
Other Data:
Restaurants open at end of period	26	25	25	25	25	(1)
Average restaurant sales (in thousands)(2)	$3,767	$3,611	$3,745	$3,843	$4,053
Restaurant sales per square foot(2)	$387	$368	$379	$389	$410
Comparable restaurant sales growth(3)	(2.6)%	(2.9)%	(0.8)%	1.9%	6.4%

(1)	Includes our New Orleans, Louisiana, restaurant that was temporarily closed from August 2005 to January 2006 due to the effects of Hurricane Katrina.
(2)	Includes only those restaurants open for at least 18 months.
(3)	Comparable restaurant sales growth reflects the periodic change in restaurant revenues for the comparable restaurant base. In calculating comparable restaurant sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a national operator of upscale brewery restaurants featuring boldly flavored made-from-scratch dishes and premium beverages, including our award winning hand-crafted beers. We currently have 25 company operated restaurants in 13 states and the District of Columbia comprised of 17 Gordon Biersch and eight regionally branded restaurants. Gordon Biersch is our flagship concept and represents our primary growth vehicle. Additionally, franchisees operate seven Gordon Biersch restaurants and bars in airports throughout the United States. We believe that the Gordon Biersch brand is further enhanced by the independently owned and operated Gordon Biersch Brewing Company, which primarily distributes beer west of the Rocky Mountains to quality retail outlets and professional sporting venues. Our regional brands include Big River, A1A Aleworks, Seven Bridges and Ragtime Tavern, which we believe have significant brand identity in their markets.

We were founded as Trolley Barn Breweries, Inc. in 1992 by a group of investors, including our current President and Chief Executive Officer. In 1999, we acquired the restaurant assets of Gordon Biersch Brewing Company in a leveraged transaction. We incurred additional debt while opening six new Gordon Biersch restaurants during the 15-month period ended March 2001 and integrating the operations of the acquired restaurants. As new restaurant growth was restricted by our leverage, we implemented a series of strategic initiatives between 2002 and 2004, including:

•	established consistent operating systems, guidelines and procedures across all restaurants;

•	standardized and reengineered our food and beverage menus;

•	upgraded our beverage offerings to reflect our premium market positioning;

•	established extensive managerial and hourly labor training programs;

•	reduced targeted tables per server;

•	improved timeliness and quality of reporting of restaurant level operations to senior management;

•	refined our site selection strategy and procedure; and

•	established our guest loyalty and communication programs.

These initiatives have been a significant factor in driving our comparable restaurant sales and increasing our restaurant level profitability.

On October 27, 2004, we recapitalized our company in a transaction sponsored by Hancock Park. As a result of the 2004 recapitalization, we extinguished our then-existing indebtedness of $54.6 million, in part, by repaying $44.5 million to our senior and subordinated lenders and the restructuring of $5.7 million of our outstanding subordinated debt, net of deferred financing costs of $0.7 million. In connection with the 2004 recapitalization, we incurred $35.5 million of new senior and subordinated indebtedness. This transaction was accounted for as a troubled debt restructuring in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (SFAS No. 15). The 2004 recapitalization, the addition of representatives of Hancock Park as advisors to management in their roles as members of our Board of

Directors and the capital call agreement with Hancock Park that will provide an additional $6.5 million of capital by July 31, 2006, $5.0 million of which has been received as of April 21, 2006, have enabled us to focus on executing our business plan, particularly opening new restaurants. We opened new restaurants in New Orleans, Louisiana, in October 2004 and Tysons Corner, Virginia, in September 2005 and have developed a pipeline of potential locations for new restaurants. We plan to capitalize on our pipeline and ability to secure desirable locations and open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. We also assumed responsibility for franchisor administration and oversight of our airport franchise locations that were previously administered by Gordon Biersch Brewing Company and entered into an understanding with Host International regarding the opening of new, full-service Gordon Biersch franchised restaurants in airports. In 2005, we augmented our senior management team with a new Chief Financial Officer and Vice President of Marketing and relocated to a better suited corporate headquarters with a staff to support our planned growth.

Factors Impacting Our Results

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants on schedule and in a profitable manner. We expect to open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. We anticipate our new restaurants will take several months to achieve the operating efficiencies and planned sales levels due to challenges typically associated with new restaurants, including lack of market awareness and the need to hire and sufficiently train employees. We expect food and beverage and labor costs and restaurant operating expenses as a percentage of revenues to be higher when we open a new restaurant, but to decrease as the restaurant matures and as the restaurant management and employees become more efficient at operating that restaurant.

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public’s tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high visitor rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visitor rates are significantly affected by many factors, including national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes.

The restaurant industry is highly competitive and fragmented. We compete with a number of upscale casual restaurants that are either independently owned or are operated by well-capitalized national chains such as The Cheesecake Factory, Houston’s and P.F. Chang’s. Although we believe we compete favorably with these restaurants, we must constantly evolve and refine the critical elements of our restaurant concepts over time to protect their longer-term competitiveness.

Key Financial Terms

The key terms included in our statements of operations include:

Revenues.    Revenues consist of food and beverage sales by company operated restaurants, which we refer to as restaurant sales, and royalties from our franchise operations. We had no revenues from franchise operations prior to 2005, and revenues from franchise operations for the year ended December 25, 2005 were less than $0.1 million. Revenues are primarily influenced by total operating weeks in the relevant period and comparable restaurant sales growth. Total operating weeks is the total number of company operated restaurants multiplied by the number of weeks each is in operation during the relevant period which is impacted by restaurant openings and closings. Comparable restaurant sales growth reflects the periodic change in restaurant sales for the comparable base, which includes restaurants that have been in operation for more than 18 months. Comparable restaurant sales are primarily influenced by changes in guest traffic and average guest check. Average guest check is calculated as total restaurant sales divided by the number of entrées served. Menu price changes and the mix of items ordered impact average guest check.

Restaurant Operating Costs.    Restaurant operating costs include:

•	Food and Beverage Costs. Food and beverage costs include all food and beverage costs at company operated restaurants.

•	Labor Costs. Labor costs include all direct and indirect labor costs incurred at company operated restaurants, including restaurant management salaries, hourly staff payroll and other payroll-related items, such as taxes and benefits.

•	Restaurant Operating Expenses. Restaurant operating expenses include all other restaurant-level operating expenses for company operated restaurants, the major components of which are utilities, bank and credit card fees, supplies, marketing, repair and maintenance and other expenses. Operating costs contain both variable and fixed components.

•	Occupancy Costs. Occupancy costs include all rent payments for company operated restaurants associated with the leasing of real estate, including base, percentage and straight-line rent, insurance premiums, property taxes and common area maintenance expense.

Food and beverage costs, labor costs and restaurant operating expenses generally trend consistent with revenues. Therefore, we analyze those costs as a percentage of revenues. Although occupancy costs are relatively fixed, some of our leases do have provisions whereby we pay additional rent when revenues achieve a specific threshold.

General and Administrative Expenses.    General and administrative expenses include all corporate and administrative functions that support operations and provide infrastructure to facilitate our future growth. Components of this category include management and staff salaries, bonuses and related employee benefits, travel, information systems, human resources, training, corporate rent, professional and consulting fees and corporate insurance costs.

Pre-opening Costs.    Pre-opening costs consist of costs incurred prior to opening a new company operated restaurant and are comprised principally of pre-opening rent expense, manager salaries and relocation costs, payroll, food and related training costs for new employees, including practice and rehearsal of service activities.

Depreciation and Amortization.    Depreciation and amortization expense consists of the depreciation of property and equipment. We depreciate capitalized leasehold improvements over the shorter of the total expected lease term or their estimated useful life.

Interest Expense.    Interest expense includes the cost of our debt obligations and notes payable, including the amortization of debt discounts and transaction costs, net of interest income.

Equity Incentive Awards to Officers and Employees

In September 2005, we issued shares of restricted stock and granted stock options to a number of our officers and employees. The shares of restricted stock were purchased by our executive officers at $50 per share with promissory notes issued to the company by each executive officer. The exercise price of the stock option grants is $50 per share. The $50 per share price of our common stock represented a 29.1% discount to the $70.495 per share price for our shares of Series A convertible preferred stock purchased by Hancock Park. We believe the $50 per share price represented the fair market value of our common stock at the time of the grant of the equity incentive awards based on a number of factors, including:

•	the common stock is subordinate in the capital structure to the convertible preferred stock;

•	the convertible preferred stock accrues a dividend of 8% per annum; and

•	the convertible preferred stock represents a controlling interest in the Company.

We did not obtain a contemporaneous valuation by a third party because, at the time of the equity incentive awards, we had completed the 2004 recapitalization with Hancock Park, which represented an arm’s-length transaction.

In February 2006, our Board of Directors approved the forgiveness of $15,000 of interest accrued during 2005 from our executive officers related to the notes receivable arising from the executives’ purchase of restricted stock. In March 2006, our Board of Directors approved the forgiveness of an additional $10,000 of interest accrued in 2006, as well as, subject to the completion of this offering, the entire $1,159,000 of principal of the notes receivable. In addition, bonuses totaling $638,000 were approved to be paid to our executive officers subject to completion of this offering. We will recognize the forgiveness of the principal of the notes receivable and accrual of the related bonus as compensation expense upon the completion of this offering.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenues of certain items in our financial statements.

	Fiscal Years Ended
	December 28, 2003	December 26, 2004	December 25, 2005
Revenues	100.0%	100.0%	100.0%
Restaurant operating costs:
Food and beverage costs	23.0%	23.0%	22.8%
Labor costs	34.2%	34.5%	33.9%
Restaurant operating expenses	16.5%	16.3%	16.9%
Occupancy costs	10.5%	10.6%	9.8%
General and administrative expenses	6.2%	6.2%	7.0%
Marketing expenses	1.0%	0.9%	1.3%
Pre-opening costs	0.0%	0.4%	0.9%
Depreciation and amortization	4.3%	4.2%	4.3%
Impairment of goodwill	0.2%	1.3%	0.1%
Store closure costs	1.0%	0.0%	0.0%

Total costs and expenses	96.9%	97.4%	97.0%

Operating income	3.1%	2.6%	3.0%

Interest expense	7.9%	9.4%	4.8%
Gain on restructuring of debt	0.0%	(6.4)%	0.0%
Equity in (income) loss of GB Fries, LLC	(0.2)%	0.1%	0.0%
Other (income)	(0.8)%	(0.1)%	(0.0)%

Loss from continuing operations before income tax expense	(3.8)%	(0.4)%	(1.8)%
Income tax expense	0.1%	0.1%	0.1%

Loss from continuing operations	(3.9)%	(0.5)%	(1.9)%
Loss from discontinued operations	(2.9)%	(0.9)%	(0.1)%

Net Loss	(6.8)%	(1.4)%	(2.0)%
Accrued dividends and accretion on redeemable preferred stock	0.0%	(0.3)%	(1.5)%

Net Loss available to common shareholders	(6.8)%	(1.7)%	(3.5)%

Year Ended December 25, 2005 Compared with Year Ended December 26, 2004

Revenues.    Revenues increased $8.7 million during 2005, to $97.8 million, from $89.1 million during 2004. This 9.8% increase was attributable to approximately $3.2 million in sales from our newly opened New Orleans, Louisiana, and Tysons Corner, Virginia, restaurants in addition to a comparable restaurant sales increase of 6.4%. The increase in comparable restaurant sales was due primarily to increased restaurant volume and, to a lesser degree, price increases implemented in 2005. We implemented price increases of 0.5% and 2.0% in January and August 2005, respectively. These price increases resulted in incremental 2005 revenues of approximately $1.2 million. The balance of the revenue growth from 2004 to 2005 resulted from increased restaurant volume. We currently intend to implement further price increases during the fiscal year ending on December 31, 2006 as market conditions permit.

Food and Beverage Costs.    Food and beverage costs increased $1.8 million during 2005, to $22.3 million, from $20.5 million during 2004. As a percentage of revenues, food and beverage costs decreased to 22.8% in 2005 from 23.0% in 2004. The decrease in food and beverage costs as a percentage of revenues resulted from efficiencies generated from higher average restaurant volumes and menu price increases.

Labor Costs.    Labor costs increased $2.4 million during 2005, to $33.1 million, from $30.7 million during 2004. As a percentage of revenues, labor costs were 33.9% for 2005 and 34.5% for 2004. The decrease in labor costs as a percentage of revenues resulted from efficiencies generated from higher average restaurant volumes and menu price increases.

Restaurant Operating Expenses.    Restaurant operating expenses increased $2.1 million during 2005, to $16.6 million, from $14.5 million during 2004. As a percentage of revenues, restaurant operating expenses were 16.9% for 2005 and 16.3% for 2004. The increase in operating costs as a percentage of revenues was attributable primarily to increased supply expenses, guest complementaries and discounts. The increase in supply expenses was due primarily to an increase of approximately 10.0% in the cost of paper goods. The increase in guest complementaries and discounts was due primarily to a significant increase in the number of guests who participate in our Passport loyalty card program. As of December 25, 2005, there were approximately 13,000 Passport card holders, versus approximately 5,000 as of December 26, 2004.

Occupancy Costs.    Occupancy costs increased $0.2 million during 2005, to $9.6 million, from $9.4 million during 2004. As a percentage of revenues, occupancy costs were 9.8% for 2005 and 10.6% for 2004. The decrease in occupancy costs as a percentage of revenues is attributable primarily to efficiencies generated from higher average restaurant volumes.

General and Administrative Expenses.    General and administrative expenses increased $1.3 million during 2005, to $6.8 million, from $5.5 million during 2004. As a percentage of revenues, general and administrative expenses were 7.0% for 2005 and 6.2% for 2004. This increase was attributable primarily to the addition of senior executives and other personnel to support our planned growth during 2005, including a Chief Financial Officer and a Vice President of Marketing.

Marketing Expenses.    Marketing expenses increased $0.5 million during 2005, to $1.3 million, from $0.8 million during 2004. As a percentage of revenues, marketing expenses were 1.3% for 2005 and 0.9% for 2004. Marketing expenditures increased primarily due to an increase in costs related to the use of higher quality point-of-purchase materials, customer focused research expenditures and targeted direct mail activities.

Pre-opening Costs.    Pre-opening costs increased $0.5 million during 2005, to $0.8 million, from $0.3 million during 2004. This increase was attributable primarily to costs incurred in connection with the higher opening costs of our Tysons Corner, Virginia, restaurant in September 2005 versus the opening costs of the New Orleans, Louisiana restaurant in October 2004.

Depreciation and Amortization.    Depreciation and amortization increased $0.5 million during 2005, to $4.2 million, from $3.7 million during 2004. This increase was attributable primarily to amortization of equipment and leasehold improvements related to the relocation of our corporate headquarters and the opening of our New Orleans, Louisiana restaurant in October 2004 and our Tysons Corner, Virginia, restaurant in September 2005.

Impairment of Goodwill.    Impairment of goodwill decreased $1.0 million during 2005, to $0.1 million, from $1.1 million in 2004. In 2004, there were several restaurants where sales and profitability were below expectations, and, as a result, the related goodwill was determined to be impaired and was written down. In 2005, only one restaurant’s goodwill was determined to be impaired and was written down.

Interest Expense.    Interest expense decreased $3.6 million during 2005, to $4.7 million, from $8.3 million during 2004. This decrease was attributable primarily to the reduction of debt resulting from the 2004 recapitalization.

Equity in (Income) Loss of GB Fries, LLC.    There was a $5,000 loss of GB Fries, LLC during 2005, which represents a decrease of $95,000 from a loss of $0.1 million during 2004.

Income Tax Expense.    Income tax expenses decreased $45,000 during 2005, to $78,000, from $0.1 million during 2004.

Loss from Discontinued Operations.    Loss from discontinued operations, net of income tax expense, decreased $0.7 million during 2005, to $0.1 million, from $0.8 million during 2004. This decrease was attributable primarily to closure of our Memphis, Tennessee, restaurant in February 2005.

Year Ended December 26, 2004 Compared with Year Ended December 28, 2003

Revenues.    Revenues increased $2.4 million during 2004, to $89.1 million, from $86.7 million in 2003. This 2.8% increase was attributable primarily to an increase in comparable restaurant sales of 1.9% combined with $0.7 million of incremental revenues received from a newly opened restaurant in New Orleans, Louisiana, in October 2004.

Food and Beverage Costs.    Food and beverage costs increased $0.5 million during 2004, to $20.5 million, from $20.0 million in 2003. As a percentage of revenues, food and beverage costs were 23.0% in each of 2004 and 2003.

Labor Costs.    Labor costs increased $1.1 million during 2004, to $30.7 million, from $29.6 million in 2003. As a percentage of revenues, labor costs were 34.5% in 2004 and 34.2% in 2003. The increase in labor costs as a percentage of revenues was attributable primarily to an increase in waitstaff in conjunction with a targeted reduction in May 2003 of average tables per server from six to four. The reduction in average tables per server was a component of our strategic initiatives focused on improving guest service.

Restaurant Operating Expenses.    Restaurant operating expenses increased $0.2 million during 2004, to $14.5 million, from $14.3 million in 2003. As a percentage of revenues, restaurant operating expenses were 16.3% in 2004 and 16.5% in 2003. The decrease in restaurant operating expenses as a percentage of revenues was attributable primarily to the benefits of operating efficiencies achieved through the 1.9% increase in comparable restaurant sales.

Occupancy Costs.    Occupancy costs increased $0.3 million during 2004, to $9.4 million, from $9.1 million in 2003. As a percentage of revenues, occupancy costs were 10.6% in 2004 and 10.5% in 2003. The increase in occupancy costs was attributable primarily to percentage rent based on sales and rent on the New Orleans, Louisiana, restaurant.

General and Administrative Expenses.    General and administrative expenses increased $0.1 million during 2004, to $5.5 million, from $5.4 million in 2003. As a percentage of revenues, general and administrative expenses were 6.2% in 2004 and 2003.

Marketing Expenses.    Marketing expenses decreased $0.1 million during 2004, to $0.8 million, from $0.9 million in 2003. As a percentage of revenues, marketing expenses were 0.9% in 2004 and 1.0% in 2003. The decrease in marketing expenses was attributable primarily to a decision by management to reduce entertainment expenditures at certain restaurants.

Pre-opening Costs.    Pre-opening costs were $0.3 million in 2004 compared to no pre-opening costs in 2003. The incurrence of pre-opening costs in 2004 related to the opening of our New Orleans restaurant in October 2004.

Depreciation and Amortization.    Depreciation and amortization was $3.7 million in each of 2004 and 2003.

Impairment of Goodwill.    Impairment of goodwill increased $0.9 million during 2004, to $1.1 million, from $0.2 million in 2003. This increase was attributable to certain restaurants where sales and profitability levels were below expectations and, as a result, the related goodwill was determined to be impaired and was written down.

Store Closure Costs.    There were no store closure costs in 2004 compared to $0.9 million in 2003. The store closure costs of $0.9 million in 2003 related to the settlement of a dispute regarding obligations due under a terminated lease from the closing of our Orange County, California, restaurant in 2001.

Interest Expense.    Interest expense increased $1.4 million during 2004, to $8.3 million, from $6.9 million in 2003. This increase was attributable primarily to higher average levels of debt for much of 2004 as compared to 2003 and amortization of fees related to an amendment to our senior credit facility.

Gain on Restructuring of Debt.    In conjunction with the 2004 recapitalization, the holder of our then-existing subordinated debt forgave $5.7 million of its outstanding debt in exchange for the repayment of $27.0 million, the issuance of a $2.0 million subordinated note and a $4.2 million liquidation preference agreement signed by all other shareholders, except Hancock Park. This transaction was accounted for as a troubled debt restructuring in accordance with the provisions of SFAS No. 15 and accordingly the interest on the $2.0 million subordinated note has been added to the principal amount of the note.

Equity in (Income) Loss of GB Fries, LLC.    During 2004, we recognized a loss in GB Fries, LLC of $0.1 million. Additionally, in 2003 we recognized a gain of $0.2 million as our share of the entity’s income.

Other Income.    Other income decreased $0.6 million during 2004, to $0.1 million, from $0.7 million in 2003. This decrease was attributable primarily to the recognition in 2003 of $0.5 million in deferred license fees related to an agreement with a third party to develop restaurants in Canada. The development agreement was terminated in 2003 and, as a result, all deferred fees were recognized in 2003.

Income Tax Expense.    Income tax expense was $0.1 million in 2004 and 2003.

Loss from Discontinued Operations.    Loss from discontinued operations, net of income tax expense, decreased $1.7 million during 2004, to $0.8 million, from $2.5 million in 2003. The loss from discontinued operations was attributable primarily to our Memphis, Tennessee, and Laguna Hills, California, restaurants in both years.

Potential Fluctuations in Quarterly Results and Seasonality

Our business is subject to seasonal fluctuations. Historically, sales in most of our restaurants have been slightly higher during the first six months of the year compared to the last six months. In addition, certain of our restaurants are located in arena districts in which our quarterly operating results are impacted by attendance at various sporting events in these venues. Consequently, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly, and results for any one quarter may not necessarily be indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease.

The following table sets forth quarterly operating results in each of the last eight fiscal quarters:

	Quarters Ended
	2004								2005
	March 28		June 27		September 26		December 26		March 27		June 26		September 25		December 25
Consolidated Statement of Operations Data (in thousands, except share and per share data):
Revenues		$22,750		$22,543		$21,696		$22,084		$23,788		$25,076		$23,645		$25,336
Restaurant operating costs:
Food and beverage costs		5,163		5,194		4,952		5,148		5,399		5,799		5,380		5,695
Labor costs		7,552		7,317		7,719		8,142		7,995		8,330		8,103		8,701
Restaurant operating expenses		3,535		3,653		3,647		3,660		3,905		4,104		4,087		4,474
Occupancy costs		2,286		2,261		2,434		2,440		2,437		2,372		2,238		2,538
General and administrative expenses		1,227		1,475		1,438		1,385		1,405		1,531		1,904		1,990
Marketing expenses		233		106		214		252		231		255		281		508
Pre-opening costs		71		124		72		79		44		38		511		241
Depreciation and amortization		902		892		910		1,000		889		1,073		1,007		1,256
Impairment of assets		—		—		—		1,130		—		—		—		89

Total costs and expenses		20,969		21,022		21,386		23,236		22,305		23,502		23,511		25,492

Operating income (loss)		1,781		1,521		310		(1,152)		1,483		1,574		134		(156)
Interest expense		2,232		2,747		1,884		1,467		1,179		1,130		1,157		1,261
Gain on restructuring of debt		—		—		—		(5,683)		—		—		—		—
(Income) loss from GB Fries, LLC		(31)		44		43		44		—		—		(6)		11
Other (income) expense		(13)		11		(42)		(32)		(2)		—		(75)		71

Income (loss) from continuing operations before income tax expense		(407)		(1,281)		(1,575)		3,052		306		444		(942)		(1,499)
Income tax expense		10		10		10		93		23		23		23		9

Income (loss) from continuing operations		(417)		(1,291)		(1,585)		2,959		283		421		(965)		(1,508)
Loss from discontinued operations		(222)		(166)		(73)		(308)		(57)		(4)		—		—

Net income (loss)		(639)		(1,457)		(1,658)		2,651		226		417		(965)		(1,508)
Dividends accrued on preferred stock		—		—		—		(240)		(365)		(372)		(379)		(388)

Net income (loss) available to common shareholders		$(639)		$(1,457)		$(1,658)		$2,411		$(139)		$45		$(1,344)		$(1,896)

Basic earnings (loss) per share:
Continuing operations	$		$		$		$		$		$		$		$
Discontinued operations

Basic earnings (loss) per share	$		$		$		$		$		$		$		$

Diluted earnings (loss) per share:
Continuing operations	$		$		$		$		$		$		$		$
Discontinued operations

Diluted earnings (loss) per share	$		$		$		$		$		$		$		$

Common shares
Restricted stock award

Weighted average common shares outstanding

Weighted average preferred stock outstanding
Weighted average preferred stock converted to common stock
Weighted average stock options

Total diluted shares

Liquidity and Capital Resources

Our primary liquidity and capital requirements historically have been, and in the future are expected to be, for new restaurant openings, other capital expenditures, debt service and working capital. Prior to this offering, we have been unable to fund significant new restaurant development due to our existing capital structure. Our main sources of liquidity and capital have historically been cash flows from operations, sale leasebacks of restaurants, borrowings under senior debt facilities and subordinated notes and equity investments from outside investors. Based on our current level of operations and anticipated growth following this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” we believe our cash flows from operations, cash on hand and other available sources of liquidity will be sufficient to fund our operations and meet our obligations for the next 12 months.

Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Restaurant sales are primarily for cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support operations.

Current Credit Agreements

Subsequent to December 28, 2003, we determined that we were in default on both our then-existing term loan with a syndicate of banks and the $23.0 million senior subordinated note we had issued to RSTW and as such classified these instruments in the current portion of long term debt in our 2003 consolidated balance sheet.

On October 27, 2004, we entered into a credit agreement with a syndicate of banks consisting of two term loans totaling $33.0 million and a revolving credit facility up to a borrowing base amount, which is calculated primarily as a multiple of EBITDA (as defined in the credit agreement), not to exceed $6.0 million. The term loans and revolving credit facility bear interest at varying rates based on certain financial covenants, and we have the option to elect that each loan bear interest as a prime rate loan or a LIBOR loan. If the loans are prime rate loans, they will bear interest at an annual rate equal to (1) the greater of (x) the prime rate and (y) 4.5%, plus (2) the applicable margin (ranging from 4.5% to 6.5%). If the loans are LIBOR rate loans, they will bear interest at an annual rate equal to (1) the greater of (x) the LIBOR rate and (y) 2%, plus (2) the applicable margin (ranging from 6.0% to 8.0%). The term loans mature on the earlier of the date on which all revolving credit commitments terminate or October 27, 2009, and the revolving credit facility matures on October 27, 2009. The term loans and revolving credit facility are secured by substantially all of our assets, contain various financial covenants, including a maximum fixed charge coverage ratio, a maximum leverage ratio, a minimum consolidated EBITDA and a maximum allowable amount of capital expenditures, all of which have constrained our ability to borrow under the revolving credit facility from time to time, and place limitations on our ability to incur additional indebtedness and on our ability to engage in certain transactions with affiliates. The credit agreement also prohibits the payment of any dividend or other distribution, direct or indirect, on account of any shares of any class of our stock, except a dividend payable solely in shares of that class of stock to the holders of that class.

The proceeds of the credit agreement and $18.0 million of new equity from Hancock Park were used to repay $17.5 million outstanding on our prior credit facility and $27.0 million of subordinated debt, net of deferred financing costs of $0.7 million, held by RSTW. In addition to the repayment, we issued RSTW a new subordinated note in the amount of $2.0 million. In accordance with SFAS No. 15, the interest on the note issued to RSTW has been added to the principal amount of the note and no interest expense shall be recognized for financial reporting purposes. Our existing holders of common stock, other than Hancock Park, also entered into an agreement with RSTW providing for a $4.2 million liquidation preference upon the liquidation, merger or conversion of our company in connection with the restructuring of $5.7 million of the amount due under the then-existing subordinated debt held by RSTW.

As of December 25, 2005, $27.5 million of indebtedness was outstanding on our term loans and $1.9 million of the $2.9 million permitted under the borrowing base calculation was outstanding under our revolving credit facility. As of December 25, 2005, borrowings under our term loans and under our revolving credit facility were accruing interest at an annual rate of 13.75%. We intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under our existing credit agreement.

As of the fourth fiscal quarter ended on December 26, 2004, and as of the first, third and fourth fiscal quarters ended on March 27, 2005, September 25, 2005 and December 25, 2005, respectively, we were not in compliance with certain financial covenants of our credit agreement related to maximum leverage ratio, fixed charge coverage ratio and maximum capital expenditures. For approximately two weeks in October 2005, we had borrowings under the revolving credit facility that exceeded the permitted borrowing base and, therefore, were not in compliance with that financial covenant. As a result, in January 2006, we issued to Hancock Park $2.0 million of additional subordinated debt, which was used to repay portions of the term loans, thereby increasing the permitted borrowing base. In addition, as of the periods ended January 22, 2006 and February 19, 2006, we were not in compliance with the maximum leverage ratio covenant.

We either were in compliance with or have obtained waivers for non-compliance with each of the financial covenants referenced above during all periods in the fiscal years ended December 26, 2004 and December 25, 2005, and as of April 21, 2006. In connection with the April 2005, January 2006 and April 2006 amendments and waivers, we incurred $162,000, $66,000 and $125,000 of fees and expenses, respectively.

Following the completion of this offering and receipt of the net proceeds therefrom, we intend to repay in full our outstanding indebtedness under our existing credit agreement. See “Use of Proceeds.”

We expect to enter into a new revolving credit facility following the completion of this offering, at which time we would terminate our existing credit agreement. Gordon Biersch expects that the new revolving credit facility will make available borrowings of up to $20.0 million with no amounts to be outstanding as of the completion of this offering. We anticipate using the liquidity provided under the new revolving credit facility to support our growth plan and the fluctuating expenses incidental to restaurant development costs. We expect that the material terms of a new revolving credit facility, including interest rates, financial covenants and operating restrictions, will be more favorable than our current credit agreement due to the significantly lower level of indebtedness that we anticipate having after the completion of this offering and the application of the net proceeds therefrom.

Subordinated Notes

As part of the 2004 recapitalization, on October 27, 2004, we issued a $2.0 million subordinated note to RSTW Partners III, L.P., or RSTW, and issued a $0.5 million subordinated note to an affiliate of Hancock Park. In accordance with SFAS No. 15, the interest on the note issued to RSTW has been added to the principal amount of the note and no interest expense shall be recognized for financial reporting purposes. We also issued a subordinated note in the amount of $1.9 million to Hancock Park on April 11, 2005. Each of the subordinated notes bears interest at the rate of 12.0% per annum and matures on January 26, 2010.

On January 4, 2006, we entered into a capital call agreement with Hancock Park, which was supplemented on April 21, 2006. The capital call agreement provides that Hancock Park will advance (subject to certain limitations) a total of $6.5 million in additional subordinated debt by July 31, 2006 on substantially the same terms as our prior subordinated debt, except borrowings will bear interest at the rate of 16.0% per annum. We intend to terminate the capital call agreement in connection with the completion of this offering. We issued subordinated notes to Hancock Park in the amounts of $2.0 million (January 4, 2006), $0.5 million (January 30, 2006), $1.5 million (February 27, 2006) and $1.0 million (March 31, 2006) pursuant to the capital call agreement.

Capital Expenditures

Capital expenditures totaled $6.6 million in 2005, $4.6 million in 2004 and $0.8 million in 2003. The capital expenditures were primarily a result of opening one new restaurant and a new corporate office in the fiscal year ended December 25, 2005, opening one new restaurant in the fiscal year ended December 26, 2004, and maintaining our existing locations.

We anticipate capital expenditures in the future will increase to the extent we open new restaurants. We currently expect to open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. These capital expenditures will primarily be funded by a portion of the net proceeds from this offering, cash flows from operations and, if necessary, by the use of our anticipated new revolving credit facility, depending upon the timing and amount of expenditures.

Cash Flows

The following table summarizes our primary sources of cash during the periods presented (in thousands):

	Fiscal Years Ended
	December 28, 2003	December 26, 2004	December 25, 2005

Net cash provided by (used in):
Operating activities	$5,262	$7,236	$9,456
Investing activities	(773)	(4,364)	(6,534)
Financing activities	(6,183)	(2,670)	(2,403)

Net increase (decrease) in cash	$(1,694)	$202	$519

Operating Activities.

Net cash provided by operating activities was $9.5 million in 2005 compared to $7.2 million in 2004. This increase was due primarily to the $3.7 million increase in accounts payable in 2005, which increased cash provided by operating activities and which was partially offset by decreased net income in 2005 and changes in other operating assets and liabilities.

Investing Activities.

Net cash used in investing activities was $6.5 million in 2005 compared to $4.4 million in 2004. The increase was due to capital expenditures of $6.6 million in 2005 related primarily to upgrades and maintenance of existing restaurants, new restaurant construction and corporate relocation. Net cash used in investing activities varied in the periods presented based on the number of new restaurants opened and the maintenance of our existing restaurant base during the period and was also affected by expenditures related to the operation of our corporate headquarters.

Financing Activities.

Net cash used in financing activities totaled $2.4 million in 2005 compared to $2.7 million in 2004. The decrease in net cash used in financing activities resulted primarily from the payment of $2.8 million deferred financing costs in 2004, which was partially offset by $0.7 million of deferred initial public offering costs and principal payments on debt in 2005.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk exposures are related to cash and cash equivalents. We invest our excess cash in overnight securities. Pending the use of our net proceeds from this offering as described in “Use of Proceeds,” we anticipate investing our net proceeds from this offering in similar investment grade securities. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations.

Our interest costs are sensitive to changes in the general level of interest rates because our term loans and revolving credit facility are at variable interest rates based, at our option, on the prime rate or LIBOR. For example, an increase in interest rates of one percentage point during 2005 would have increased our interest expense by $0.3 million.

Many of the food items we purchase, such as seafood, poultry, beef and produce, are affected by factors beyond our control, including weather, transportation costs, governmental regulation, availability and seasonality. We currently do not use financial management strategies to reduce our exposure to price fluctuations. However, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases.

Aggregate Contractual Obligations

The following table sets forth our contractual commitments as of December 26, 2004 (in thousands).

	2006	2007-2009	2010-2011	Thereafter	Total
Contractual Obligations:
Long-term notes payable, including current portion	$4,182	$25,474	$6,402	$—	$36,058
Capital leases	103	309	206	1,507	2,125
Operating leases	5,808	17,852	11,804	90,617	126,081

Total	$10,093	$43,635	$18,412	$92,124	$164,264

Impact of Inflation

We do not believe that our results of operations are materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations during 2003, 2004 or 2005. Because we are de pendent upon consumer trends, which are significantly affected by economic conditions, severe inflation could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On a periodic basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions discussed below are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments, and form the basis for the accounting policies deemed to be most critical to our operations.

Property and Equipment

We record all property and equipment at cost, and we select useful lives that reflect the actual economic lives of the underlying assets. Depreciation of property and equipment is computed using the straight-line method for financial reporting purposes and accelerated methods for tax purposes over the estimated useful lives or the shorter of the lease lives of the assets. Expenditures for repairs and maintenance not considered to substantially lengthen the related asset lives are charged to expense as incurred.

Leased Property

Lease expense related to operating leases is recognized on a straight-line basis over the term of the related leases, including any reasonably assured option renewal periods. The excess of the amount of lease expense recognized on a straight-line basis compared to actual payments made is recorded as a liability in the consolidated balance sheets. Certain operating leases require us to pay additional rent if restaurant sales exceed certain specified amounts. We recognize this additional rent as expense when such restaurant sales are attained.

Lease incentives are recorded as deferred liabilities and the related assets are recorded as property and equipment in our consolidated balance sheets. The lease incentive liabilities are amortized as a reduction of rent expense on a straight-line basis over the life of the lease, while the related assets are depreciated over the shorter of the useful life of the asset or the lease term.

Long-Lived Assets Other than Goodwill and Trademarks

We assess our long-lived assets other than goodwill and trademarks for impairment whenever facts and circumstances indicate that the carrying amount may not be recoverable. We assess impairment in accordance with the requirements of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). We determine recoverability of the assets by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long term financing and are amortized over the term of the related debt. Unamortized deferred financing costs totaling $480,000 and $75,000 were retired in 2004 and 2003, respectively, in connection with the repayment of the related debt before maturity. Accumulated amortization of deferred financing costs was $3.0 million and $0.6 million as of December 26, 2004 and December 25, 2005, respectively. Amortization expense was $1.0 million, $1.1 million and $0.5 million for 2003, 2004 and 2005, respectively, and is included in interest expense in the consolidated statements of operations.

Goodwill and Trademarks

Goodwill and trademarks relate to the acquisition of the restaurant assets of Gordon Biersch Brewing Company in 1999. Effective December 31, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires certain fair-value based tests of the carrying value of indefinite-lived intangible assets. We obtained independent appraisals utilizing a combination of market and income based valuation techniques to determine the fair value of the goodwill and an income based valuation technique to determine the fair value of the trademarks as of the annual measurement date, which is the first day of the fourth quarter. We compared the fair value of the goodwill to the respective carrying value and determined that a goodwill impairments totaling $0.2 million, $1.1 million and $0.1 million were required for certain locations in 2003, 2004 and 2005, respectively. Each of the locations that had impaired goodwill have experienced sales and profitability levels below our expectations. The calculated fair value of the trademark exceeded the carrying value; therefore, no related impairment was recognized in 2005.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents our liability for gift cards that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When gift cards are redeemed, we recognize restaurant sales and reduce the deferred revenue. The expected redemption value of the gift cards represents the full value of all gift cards issued less the amount we have recognized as other income for gift cards that are not expected to be redeemed. We recognize as other income the remaining value of gift cards that have not been redeemed 24 months following the date of issue, subject to limitations in some jurisdictions in which we operate.

Stock Based Compensation

We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). For the purposes of SFAS No. 123, Accounting for Stock-Based Compensations (SFAS No. 123), the fair value of each employee option grant has been estimated as of the date of grant using the minimum value option pricing model. There were no option grants in 2004 or 2003.

For purposes of pro forma disclosures required under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we concluded that the pro forma net income (loss) in each year presented would not be materially different than the income (loss) as reported.

Income Taxes

We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences of loss carryforwards and temporary differences between the book and tax basis of assets and liabilities. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based upon historical taxable income. Given that we have had net operating losses, we have recognized a valuation allowance equal to 100% of our net deferred tax assets. As we update our estimates, we may need to establish an additional valuation allowance, which could have a material negative impact on our results of operations or financial position.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, Exchanges of Non-Monetary Assets—An Amendment of APB Opinion No. 29 (SFAS No. 153). SFAS No. 153 amends Accounting Principles Board Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 does not apply to a pooling of assets in a joint undertaking intended to fund, develop or produce oil or natural gas from a particular property or group of properties. The provisions of SFAS No. 153 shall be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early adoption is permitted and the provisions of SFAS No. 153 should be applied prospectively. We have assessed the impact of SFAS No. 153 and do not expect it to have an impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), which replaces the requirements under SFAS No. 123 and APB No. 25. SFAS No. 123R sets accounting requirements for “share-based” compensation to employees, including employee stock purchase plans, and requires all share-based payments, including employee stock options, to be recognized in the financial statements based on their fair value. It carries forward prior guidance on accounting for awards to non-employees. The accounting for employee stock ownership plan transactions will continue to be accounted for in accordance with Statement of Position (SOP) 93-6, while awards to most non-employee directors will be accounted for as employee awards. SFAS No. 123R is effective for public companies that do not file as small business issuers as of the beginning of their first annual period beginning after June 15, 2005 (for us, effective December 26, 2005). We have not yet determined the effect SFAS No. 123R will have on our consolidated financial statements as we have not completed our analysis; however, we do not expect the adoption of SFAS No. 123R to result in a reduction of net income that would be material.

In March 2005, the FASB issued Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN No. 47). FIN No. 47 clarifies that liabilities associated with asset retirement obligations, the timing or settlement method of which are conditional upon future events, should be recorded at fair value as soon as fair value is reasonably estimable. FIN No. 47 also provides guidance on the information required to reasonably estimate the fair value of the liability. FIN No. 47 was implemented in 2005 and the impact of the implementation was not material to our financial position, results of operations or cash flows.

OUR BUSINESS

Overview

We are a national operator of upscale brewery restaurants featuring boldly flavored made-from-scratch dishes and premium beverages, including our award winning hand-crafted beers. Our “Every Guest, Every Time” philosophy is focused on providing our guests with a pleasurable experience, friendly attentive service and a socially inviting atmosphere. We believe this philosophy and our concepts have enabled our restaurants to achieve premium market positioning and significant brand recognition.

Our restaurant design includes an open format, display kitchen, glass-enclosed brewery and full-service bar, creating a high energy social destination that is inviting to a wide range of guests, including groups, couples, families and business people. Our broad and sophisticated menus are designed to appeal to lunch and dinner guests, as well as those who want to socialize during non-peak hours. We believe that this wide-ranging appeal and our premium positioning attract a guest demographic that is highly desirable to developers of high-traffic retail and mixed-use developments throughout the United States.

We currently have 25 company operated restaurants in 13 states and the District of Columbia comprised of 17 Gordon Biersch and eight regionally branded restaurants. Gordon Biersch is our flagship concept and represents our primary growth vehicle. Additionally, franchisees operate seven Gordon Biersch restaurants and bars in airports throughout the United States. We believe that the Gordon Biersch brand is further enhanced by the independently owned and operated Gordon Biersch Brewing Company, which primarily distributes beer west of the Rocky Mountains to quality retail outlets and professional sporting venues. Our regional brands include Big River, A1A Aleworks, Seven Bridges and Ragtime Tavern, which we believe have significant brand identity in their markets.

Since October 2004, we have opened two company operated restaurants and plan to open two to three company operated restaurants in 2006 and five to six company operated restaurants in 2007. In 2005, we generated revenues of $97.8 million, operating income of $3.0 million and net loss of $1.8 million. In 2004, we generated revenues of $89.1 million, operating income of $2.5 million and net loss of $1.1 million. Our comparable restaurant sales increased 6.4% in 2005 versus 2004 and increased 1.9% in 2004 versus 2003. Following our 2004 recapitalization, we reduced our indebtedness to $35.6 million as of December 26, 2004. As of December 25, 2005, our indebtedness was $36.1 million.

Our History

We were founded as Trolley Barn Breweries, Inc. in 1992 in Chattanooga, Tennessee, by a group of investors, including our current President and Chief Executive Officer. During the next six years, we developed brewery restaurants in the Southeastern United States under the names Big River, Seven Bridges and, through an agreement with Rock Bottom Restaurants, Inc., Rock Bottom Brewery. In 1998, we acquired A1A Aleworks and Ragtime Tavern restaurants in the North Florida market. Following the acquisition of A1A and Ragtime, we operated eight brewery restaurants. In 1999, we acquired the restaurant assets of Gordon Biersch Brewing Company in a leveraged transaction and, in 2000, renamed the company Gordon Biersch Brewery Restaurant Group, Inc.

Gordon Biersch Brewing Company was founded in 1987 by Dan Gordon and Dean Biersch and opened its first restaurant in Palo Alto, California, in 1988. Mr. Gordon is the original architect for our beers. He developed his brewing expertise while studying at Weihenstephan, a world renowned brewing school. By 1999, Gordon Biersch Brewing Company operated 12 brewery restaurants in the Western United States and a standalone brewery operation that today continues to produce bottled and kegged beer that is distributed to mid and upscale retail outlets primarily west of the Rocky Mountains, as well as to professional sports stadiums in California.

We opened six new Gordon Biersch restaurants during the 15-month period ended March 2001. The impact of opening a large number of new restaurants with less than a fully developed infrastructure and our then-existing high leverage, integrating the operations of the acquired restaurants, the economic slowdown, particularly in Northern California where we have a concentration of five restaurants, a reduction in guest traffic immediately following the September 11, 2001 terrorist attacks and construction adjacent to several of our urban redevelopment restaurants decreased our profitability and ability to repay debt. As new restaurant growth was restricted by our leverage, we implemented a series of strategic initiatives between 2002 and 2004, including:

•	established consistent operating systems, guidelines and procedures across all restaurants;

•	standardized and reengineered our food and beverage menus;

•	upgraded our beverage offerings to reflect our premium market positioning;

•	established extensive managerial and hourly labor training programs;

•	reduced targeted tables per server;

•	improved timeliness and quality of reporting of restaurant level operations to senior management;

•	refined our site selection strategy and procedure; and

•	established our guest loyalty and communication programs.

These initiatives have been a significant factor in driving our comparable restaurant sales and increasing our restaurant level profitability.

On October 27, 2004, we recapitalized our company in a transaction sponsored by Hancock Park. Proceeds from the 2004 recapitalization were used to reduce our leverage. In connection with the 2004 recapitalization, we incurred $35.5 million of new senior and subordinated indebtedness. The 2004 recapitalization, the addition of representatives of Hancock Park as advisors to management in their roles as members of our Board of Directors and amounts provided by Hancock Park during 2006 pursuant to a capital call agreement have enabled us to focus on executing our business plan, particularly opening new restaurants. We opened new Gordon Biersch restaurants in New Orleans, Louisiana, in October 2004 and Tysons Corner, Virginia, in September 2005 and have developed a pipeline of potential locations for new restaurants. In addition, in 2005, we assumed responsibility for franchisor administration and oversight of our airport franchise locations that were previously administered by Gordon Biersch Brewing Company, and we now have the ability to ensure these locations operate consistently with our brand positioning and receive royalties on certain sales. In March 2005, we entered into an understanding with Host International, whereby Host International plans to open at least five new, full-service Gordon Biersch franchised restaurants in airports by March 2010. Host International plans to open a location at Washington, D.C.’s Dulles Airport in early 2006.

Restaurant Industry Overview

The National Restaurant Association estimates that the U.S. restaurant industry will experience its fifteenth consecutive year of real sales growth during 2006. Total sales are expected to be approximately $511 billion in the nation’s approximately 925,000 restaurants. Sales in the full-service segment of the restaurant industry have grown by approximately 5.1% per year between 2002 and 2005, and are expected to reach $173 billion in 2006.

Restaurant Trends estimates that total casual dining chain restaurants grew at an average rate of 5.1% from 2001 to 2004. According to data obtained from the International Council of Shopping Centers, concurrent with the steady growth of casual dining restaurants has been an increased focus on restaurant growth in mixed-use developments and lifestyle centers. Mixed-use and lifestyle centers are expected to be a meaningful growth vehicle for developers and the next stage of evolution for traditional enclosed malls. These centers seek to provide consumers with an area to live, work and play in one location and therefore each new unit represents attractive real estate opportunities for full-service restaurants.

The National Restaurant Association estimates that consumer spending on food prepared outside of the home as a percentage of total food expenditures has increased from 25.0% in 1955 to 47.5% in 2005.

By 2010, food prepared outside the home is projected to account for 53.0% of total food expenditures. We believe that the growth in purchases of food-away-from-home in recent times is attributable to, among other things, demographic, economic and lifestyle trends, including (1) the rise in the number of women in the workplace, (2) an increase in dual-income families, (3) the aging of the U.S. population, (4) an increased willingness by consumers to pay for the convenience of meals prepared outside their homes, (5) the decline in the relative cost of a restaurant meal compared to a home-cooked meal and (6) the emergence of restaurants as “third place” destinations.

Business Strengths

We believe the key strengths of our business model include the following:

Premium Food and Beverage Menus

We believe our focus on serving fresh, boldly flavored food and premium beverages results in a high quality dining experience. Our menu is diverse and features a combination of comfort food and sophisticated dishes with over 90% of the items made-from-scratch. Our beverage menu features premium wine and spirits, as well as award winning beers, which, at our Gordon Biersch brewery restaurants, are exclusively lagers adhering to Rheinheitsgebot (Rine-HEIGHT-ski-bot), the 1516 German purity law. Offering a high-quality and fresh selection of food and beverages is core to our “Every Guest, Every Time” philosophy, and we believe we are the only restaurant group that offers guests a combination of made-from-scratch food and onsite brewing.

Concept Desirable to Both Guests and Developers

Our wide ranging appeal and premium market positioning enable us to attract a desirable guest demographic during peak and non-peak hours of the day. As opposed to many of our competitors, our bar is not merely a holding area for the dining room. Accordingly, we have designed our appetizer selection, premium beverage menu and bar area to promote a fun environment and attract an upscale guest base, particularly during the non-peak early evening and after dinner hours. Approximately 37% of our restaurant sales occurred during non-peak hours for the year ended December 25, 2005. As a result, we believe our restaurants are highly desirable to developers of high-traffic retail and mixed-use developments who seek to optimize their tenant base.

Premier Upscale Brewery Restaurant Brand

We believe our quality standards, marketing efforts, high profile locations and guest loyalty programs enable Gordon Biersch to be among the best known upscale brewery restaurant brands in the United States. Our guest loyalty and local marketing programs, including our seasonal beer tapping parties, enable us to increase customer trial and brand awareness as well as touch our existing customer base multiple times per year to reinforce our brand image. Our brand awareness is further enhanced by our franchised airport locations and the independently owned and operated Gordon Biersch Brewing Company.

Advanced Training and Operating Systems

We implemented advanced training programs for our staff and management, and we developed consistent operating systems for all of our restaurants. We believe that these infrastructure changes will increase service and hospitality levels, improve efficiencies, ensure food freshness and quality and provide a foundation that will enable us to execute our growth plan.

Attractive Economics and Operating Leverage

Our restaurants that had been open at least 18 months averaged $4.1 million in sales for the year ended December 25, 2005. We believe our restaurant sales volumes provide potential for above average margins and returns on investment as well as enable us to attract quality employees.

Experienced Management Team

Our senior management has significant experience developing and operating multi-unit restaurant companies. Our senior management team averages 17 years of restaurant experience and is committed to executing our growth strategy.

Growth Strategy

We believe there are significant opportunities to grow our revenues and increase shareholder value. Key elements of our growth strategy include the following:

Open New Gordon Biersch Restaurants in Existing and New Markets

We plan to open Gordon Biersch restaurants in existing and new large and medium sized markets throughout the United States. We intend to locate the majority of our new restaurants in high-volume retail and mixed-use developments. Opening restaurants in existing markets will enable us to leverage our brand awareness and the brewing capacity of our nearby restaurants, which we estimate will save up to 10% in construction costs and lower certain ongoing expenses such as rent and labor. We expect to open one to two company operated Gordon Biersch restaurants in 2006 and five to six company operated Gordon Biersch restaurants in 2007. Additionally, our franchise partner Host International plans to open at least five more airport locations by March 2010.

Opportunistically Expand Our Regional Concepts

We will take advantage of attractive real estate opportunities and selectively open new restaurants under our regional concepts that would either provide a better local market fit or augment existing Gordon Biersch restaurants. We plan to open one regional concept similar to our A1A Aleworks seafood concept in 2006.

Grow Existing Restaurant Sales

We plan to grow our existing restaurant sales through the use of our Passport guest loyalty program, concierge program, group sales and other ongoing local marketing efforts. We believe these efforts and the continued adherence to our “Every Guest, Every Time” philosophy will strengthen our brand, increase traffic and promote higher average guest checks. Since inception in late 2004, our Passport guest loyalty program has grown to over 13,000 members. Over the past year, the average Passport member visited our restaurants 1.5 times per month and spent approximately $38 per visit. Additionally, our guest database program has over 60,000 registered users and has proven to be an effective way to periodically communicate with our guests.

Restaurant Economics

During 2005, our restaurants that had been open at least 18 months averaged $4.1 million in sales, or $410 per square foot. We target all new Gordon Biersch restaurants to generate annual revenues of at least $4.25 million. We target locations that are approximately 8,500 square feet for new restaurants with an onsite brewery and 7,200 square feet for new restaurants without an onsite brewery. Sizes and models may vary as we build each restaurant to fit each market and location appropriately and individually. The average investment cost for our restaurants depends upon the type of lease entered into and the amount of tenant improvement allowance we receive from landlords. We expect the average cash investment for each of our new Gordon Biersch restaurants to be approximately $2.2 million to $2.8 million, net of tenant improvement allowances and excluding pre-opening expense. We expect the cash investment to be up to 10% less for new restaurants without an onsite brewery.

We plan to open one company operated restaurant in 2006 similar to our A1A Aleworks seafood concept that we expect to generate a minimum of $3.5 million in annual sales. This restaurant will not have an onsite brewery, and we expect the net cash investment to be approximately $1.7 million to $1.9 million.

Although our restaurant sales will vary depending on the size and location of a particular restaurant, we target a minimum fully capitalized annual return on net investment of at least 20% for our new restaurants.

Restaurant Sales by Daypart

We believe our ability to draw guests throughout the day, including lunch, early evening, dinner and after dinner, is highly desirable to real estate developers and therefore is a significant competitive advantage. Our active bar area is a social destination as evidenced by alcoholic beverage sales, which accounted for 31.5% of restaurant sales during 2005. The following table outlines our percentage of restaurant sales by daypart during 2005.

Fiscal Year Ended December 25, 2005
Percent
Lunch	28%
Open to 4:00pm
Early Evening	30%
4:00pm to 7:00pm
Dinner	35%
7:00pm to 10:00pm
After Dinner	7%
10:00pm to Close

Total All Day	100%

Menu

We have developed our menus to offer our guests high quality and freshly prepared food and beverages. Over 90% of our dishes, including all of our desserts, salad dressings and sauces, are made from scratch. Our entrées appeal to a broad audience and include a fine selection of USDA choice steaks, fresh fish, chicken, pasta, stir fry, gourmet pizzas, deluxe burgers and sandwiches. We modify our menu items periodically, generally impacting 20% of the offerings per change. Our breweries produce fresh award winning beer, and we serve only premium spirits, fresh squeezed juices and coffee. We believe our menu offerings validate our upscale casual theme and drive guest traffic.

Food Menus

Our Gordon Biersch menu offers a wide range of options, from unique interpretations of American classics such as Flame-Grilled Meatloaf and Bistro Filet & Crab Stuffed Shrimp to fusion-inspired dishes of Asian and Mediterranean origin such as Sesame Seared Ahi Tuna, Goat Cheese Ravioli and Sweet and Spicy Cashew Chicken Stir Fry. In addition to our traditional menu offering of 60 to 70 items, we offer a variety of lunch specials, a weekly burger special and fish of the day. Our variety of premium burgers are prepared with 10 ounces of USDA Choice ground sirloin and demonstrate our commitment to using high-quality and well-portioned ingredients. We also offer four supplemental menus that are tied to our seasonal beers such as our Festbier menu of traditional German dishes that corresponds with the Octoberfest celebration. Our quarterly tapping parties introduce our seasonal menus and beer offering and are well attended by our Passport members and other loyal guests. Our Big River and Rock Bottom restaurants have identical menus that feature comfort food with a Southwestern flavor and share many of the same dishes with our Gordon Biersch menu at slightly lower price points. Our A1A Aleworks, Seven Bridges and Ragtime Tavern concepts primarily offer seafood and also share many of the same dishes.

We maintain 17 appetizer offerings, ranging from Cornmeal Dusted Crab Cakes with Remoulade Sauce to group favorites such as our famous Gordon Biersch Garlic Fries®, Blackened Ahi Tuna and Shrimp and Chicken Potstickers. Our extensive selection of appetizers and pizzas can be ordered with dinner, individually or by groups socializing in our bar. Eight to 10 fresh cut, hand-tossed salads with made-from-scratch dressings are available, including a Gorgonzola Pear Salad, Goat Cheese and

Hummus Salad and a Salmon Caesar Salad. We offer a variety of gourmet soup selections that correspond to each day of the week. Our appetizers range in price from $5.50 to $16.95 and salads are available from $5.25 to $13.75.

Our restaurants serve both lunch and dinner, with prices ranging from $7.75 to $15.75 for lunch entrées and $9.25 to $24.95 for dinner entrées. During the 12-month period ended December 25, 2005, the average guest check at our restaurants, calculated as total restaurant sales divided by the number of entrées served, was approximately $23.00 per person. All menu items are available in both the dining and the bar areas as well as to go. Finally, we offer party trays and platters for either home or office gatherings.

Beverage Menu

In accordance with our “Every Guest, Every Time” philosophy and to compliment our award winning beers, we offer our guests a premium beverage menu. Our standalone beverage menu is presented to guests along with the lunch or dinner menu. The Gordon Biersch beverage menu begins with our signature lagers: Marzen, Dunkles, Golden Export and Pilsner. Wine offerings include over 35 selections of red, white and sparkling wines (both domestic and imported). Our wine prices vary from $19.00 to $55.00 per bottle, with most selections under $30.00 per bottle. In addition, most of our wine selections are available by the glass, with prices varying from $5.00 to $9.25 per glass. Our beverage menu includes only top-shelf spirits and high-quality mixers, including fresh squeezed juices. We also serve premium blends of Seattle’s Best© coffee in all of our coffee-based beverages. Our regional concepts offer the same beverage menu with the handcrafted beer selection tailored to the specific location. We believe our premium and differentiated beverage offering is a key advantage that draws guests to our restaurants during traditional non-peak hours. For the year ended December 25, 2005, our handcrafted beers accounted for approximately 16% of restaurant sales, and wine, bottled beer and spirits comprised approximately 15% of restaurant sales.

Brewing

The brewing facilities at our Gordon Biersch restaurants are designed with the capacity to produce between 800 and 5,000 barrels per year. Each brewery is custom designed for integration into the restaurant layout in the most efficient and aesthetically pleasing manner, emphasizing ease of control, use and flexibility.

Each of our Gordon Biersch restaurants employs a brewmaster, who strives to ensure that every batch of beer brewed is of the highest quality and consistency. Beers from each restaurant are tested weekly to ensure quality and uniformity. Our Gordon Biersch restaurants brew German-style “lagers” exclusively. To maintain the purity and quality of the product, the brewing process adheres strictly to Rheinheitsgebot, the 1516 German purity law that mandates the use of only malt, hops, water and yeast in the brewing process.

We produce at least three of the five “house lagers” in each Gordon Biersch restaurant, as well as various seasonal and specialty “lagers.”

•	Hefeweizen: Hefeweizen is a light, sparkling wheat beer. Hefeweizen was historically reserved for Bavarian royalty. Hefeweizen was originally brewed and served to guests during July and August, but, because of its popularity, is now served year round in most locations.

•	Schwarzbier: The name Schwarzbier is literally “black beer” in German. This lager is an excellent example of color not dictating flavor. While the beer may look like a kind of heavy ale, Schwarzbier has a fairly light body with a dry, roasted finish reminiscent of coffee.

•	Golden Export: Golden Export is a smooth, refreshing lager, slightly hopped with a dry finish. Export style premium beer was first brewed in Dortmund, Germany in the 1870s and quickly became a favorite for export to neighboring regions.

•	Marzen: Our most popular beer, Marzen is a smooth, mildly sweet, auburn colored lager. This beer originates from Bavaria where it was brewed in March (“Marz” in German) and stored in caves to be enjoyed during the warmer weather. At the end of September, any remaining kegs of Marzen were consumed during the two week celebration, which became famous as Oktoberfest.

•	Dunkles: A medium-bodied, malty beer, Dunkles means “dark” in German. It is our only flagship beer served unfiltered, the way all beer was traditionally made. Despite its dark color and rich caramel aroma, Dunkles is light in texture and smooth to drink.

•	Pilsner: Pilsner is a crisp, golden, highly hopped lager, first brewed in Pilsen, Czechoslovakia in 1842, using a sample of special yeast smuggled in from Germany by a Czech monk. Until this time, all beers were dark and cloudy. The new Czech Pilsner was the first beer to be brewed clear and golden.

•	Blonde Bock: Blonde Bock is a medium hopped beer with a rich, malty flavor. Made popular in the early 1600’s, bock beers were originally brewed by monks to minimize hunger pangs during fasting periods. While most bock beers are dark in color, Blonde Bock is golden with a rich creamy head.

•	Seasonal Lagers: May/June—Maibock, medium bodied and rich in color; July/August—Hefeweizen, a light, effervescent unfiltered wheat beer; September/October—Oktoberfest, full-bodied, rich, moderately hopped bronze lager; November/January—Winter Bock, a traditional Bavarian dark bock.

Restaurant Design, Decor and Atmosphere

We use decor and atmosphere creatively to complete the total guest experience. Our distinctive decor represents a modern interpretation of traditional themes, including combinations of wood, exposed brick, brushed metal and directional lighting resulting in an imaginative and upscale environment. Our main dining room areas generally offer a combination of table and booth seating with high ceilings and views of the display kitchen and glass enclosed brewery that inspire an active and energetic environment. The brewery is showcased behind glass walls and is the centerpiece of many of the restaurants. Guests can frequently see the brewers in action.

Our large bar areas include stand up tables and tall chairs and open walkways to promote interaction among guest groups without restricting movement. Selectively placed television sets enhance social interaction and position our restaurants as an ideal place to enjoy a game. Our patio areas take advantage of our unique locations and enable guests to enjoy fresh air, scenic views or observe nearby activities. Our restaurants provide guests with the opportunity either to enjoy the fun, energetic environment of our bar and patio areas or to have an intimate meal in the dining room.

Several of our restaurants also have private dining areas. Our private dining areas often have glass wall views of the brewing facilities and are ideal for working lunches, celebrations and event dinners. Several of our restaurants employ a group sales manager responsible for marketing and managing our group dining business.

Our restaurants average approximately 9,900 square feet and seating for 380 guests. Our main dining areas generally seat approximately 200 guests in 6,500 square feet. Our bar areas average approximately 2,000 square feet and seat 90 to 100 guests. Many of our restaurants have patio areas averaging approximately 1,360 square feet and seating 70 to 80 guests.

We believe that our existing restaurant asset base is in excellent condition, and we maintain each restaurant’s furniture, fixtures, equipment and other design elements in accordance with our operating standards.

Restaurant Operations

Food Preparation

With the assistance of Lettuce Consulting Group, or LCG, a subsidiary of Lettuce Entertain You Enterprises, we completed the implementation of a set of new restaurant operating systems and procedures in May 2003. Our updated systems require daily communication between the front-of-the-house and back-of-the-house managers. The managers work together to assess inventory of high usage and prepped food, review recent and historical sales trends and perform a master walk-through to decide on daily preparations. By performing these procedures jointly and relying on actual usage instead of pars, the managers are able to challenge each other’s decisions and ensure the production and service sides of the restaurant are in alignment. The result of these procedures is fresher food and beverages provided to the guest, reduced waste and lower inventory levels.

While maintaining the overall quality, theme and positioning of our original recipes, we also enhanced our ability to prepare and serve our menu items more efficiently and profitably. We redesigned our menus to increase cross-utilization of ingredients, reduce inventory levels and preparation times as well as provide more value to the guest. The back-of-the-house efficiency resulting from improved operating systems and new menus has resulted in fresher, more consistent food quality and reduced inventory levels, enabling us to reduce our food costs as a percentage of revenues during a period where costs of beef, seafood, poultry and other key ingredients have been rising.

Purchasing

CRM Consulting, or CRM, serves as our purchasing advisor, auditing invoices from all vendors and assisting in locating new suppliers, negotiating contracts and resolving distribution problems. CRM represents numerous large restaurant clients, allowing them to leverage their purchasing volume and industry relationships to obtain favorable pricing. We also utilize Institutional Jobbers and Performance Food Group for food distribution on the East Coast and the West Coast, respectively. We enter into fixed price contracts for a majority of our food supplies, including beef and poultry products. We purchase the majority of our beef products from the Bruss Company and our poultry products from Tyson Foods. We believe the systems and relationships are in place to support purchasing for the expanded restaurant base that will result from our growth plan.

Purchasing decisions at the restaurant level are made by the manager in charge of that particular area and are overseen by the general manager. Purchasing decisions are based on historical usage numbers, weekly budgets and sales forecasts. Regional managers review inventory levels, adherence to budgeted numbers and sales forecasts on a weekly basis. Regional managers also review order guides to ensure proper ordering procedures are being followed.

Quality Control

We maintain quality and consistency standards at each of our restaurants, covering service, food and beverage preparation, brewing quality assurance and facility maintenance. A primary goal of our extensive server, staff and management training programs are to encourage our employees to demonstrate our commitment to providing our guests with a high-quality dining experience in accordance with our “Every Guest, Every Time” philosophy. The importance of consistently delivering a quality dining experience is emphasized throughout the workday and is supported by onsite recipe and plating guide manuals.

We track our guest satisfaction by using shopper’s reports performed three times per month at every location and compiled by an independent consultant. A total of 15 categories are tracked by our shopper’s report, including atmosphere, bar environment, facility exterior and interior, restrooms, staff knowledge, guest service and food and beverage quality among others. The shopper’s reports are provided to the general manager and senior management within 48 hours of completion, enabling timely correction of problems and acknowledgement of outstanding behavior. Senior management also reviews summary analyses for all report scores and comments monthly.

We also maintain a guest comment link on our website. All guest comments and their responses are reviewed by the Senior Vice President of Operations. Typically guest comments receive a same day response.

Executive and Restaurant Management

Our restaurant operations are grouped into six regions with a regional manager responsible for overseeing all aspects of operations within his or her designated area. The regional managers report directly to our Senior Vice President of Operations who is responsible for all restaurant financial performance, new openings, capital expenditure requests and training. Each restaurant has a general manager who communicates daily and weekly with the regional manager to discuss detailed analyses of key operating statistics versus budget allowing management at each restaurant to benchmark results against other restaurants and to identify and resolve operating issues that are affecting performance.

We believe that each restaurant requires an effective management team in order to ensure high-quality food and attentive service. Each restaurant management team typically consists of six managers: the general manager, three floor managers, a chef and a sous chef. Additionally, each restaurant has its own brewmaster and, in some cases, its own sales manager. Management teams are adjusted for the sales volumes produced at each restaurant. The general manager oversees an average of 60 full-time and part-time employees and is responsible for the day-to-day operations of the restaurant, including maintaining the standards of quality and performance established by corporate management.

Our compensation system is designed to create a sense of ownership and accountability at the restaurant level for the performance of each restaurant. As an incentive for restaurant managers to improve sales and operating efficiency, we have developed a monthly bonus system based on restaurant-level sales and profit increases. Bonuses are disbursed monthly following the completion of restaurant-level financial statements. The bonus is shared among the entire management team within established distribution guidelines, although the general manager has the discretion to alter the individual bonus payment based on individual performance. The general manager’s share is not permitted to exceed a predetermined percentage of the bonus allocation.

Recruiting and Training

Our recruiting and training programs are designed to provide our guests with the highest quality service and hospitality experience at each of our restaurants. We strive to hire, train and develop restaurant employees who are highly motivated and committed to our “Every Guest, Every Time” oriented service culture. We believe we are able to attract quality management and restaurant employees because of our high restaurant sales and differentiated concept. Restaurant-level management is responsible for the hiring, training and development of the hourly employees for their respective restaurants.

Management trainees are required to complete a nine week training program at their respective restaurant locations. The program familiarizes new managers with all the responsibilities required at an individual restaurant and with our operations, management objectives, controls and evaluation criteria before they assume restaurant management responsibility. Prospective managers are required to spend three weeks in the kitchen and six weeks in the front of the house, including the brewery, to obtain a comprehensive understanding of restaurant operations. Hourly employees are required to complete a six-day training course at their respective restaurants taught by a certified trainer for that restaurant. We also conduct alcohol awareness training to educate employees about the applicable laws and to develop skills to prevent and handle alcohol related problems at the restaurants. We have created and utilize several orientation videos and training manuals for the benefit of our new employees. Our ongoing training programs and detailed food preparation and plating manuals provide consistent support and guidance to our employees.

Employees

As of December 25, 2005, we employed approximately 2,116 people, 47 of whom served in administrative capacities, 184 of whom served as restaurant management personnel, and the remainder of whom were hourly personnel. No employee is covered by a collective bargaining agreement, and we have never experienced an organized work stoppage, strike or labor dispute. We consider relations with our employees to be good.

Information Systems

All of our information processing is managed from our Chattanooga, Tennessee, headquarters. We believe that our systems enable us to effectively coordinate the flow of information within each location and enable managers and staff to efficiently schedule and manage labor, better serve guests, make purchasing and menu planning decisions and access financial and operating data.

Our restaurants utilize computerized point-of-sale, or POS, systems, which are linked to our web-based CTUIT system and our proprietary GB Reporter, a back office system used at all Gordon Biersch restaurants. Each restaurant’s POS system uploads daily information to CTUIT within five hours after close. CTUIT enables regional and senior managers to view customized reports of financial and operational data for variable groups of restaurants. Regional and senior managers use CTUIT to review historical results as well as forecasting, budgeting and labor planning information. GB Reporter is primarily used at the local restaurant level and allows restaurant managers to examine sales and profitability, as well payroll and accounts payable, on a daily basis. GB Reporter is integrated with our accounting system, payroll system, and the GB Restaurants Intranet site.

The data available on CTUIT and the Intranet is used to generate customizable reports that are available to regional managers and selected corporate employees. The reports include a daily summary comparing operating performance to prior years with a section for manager shift notes, payroll reports and detailed cost of goods sold reports. We believe our current systems are sufficient to support our planned growth and are secure, stable and scalable.

Properties

We have 25 company operated restaurants in 13 states and the District of Columbia. We currently lease all of our restaurant facilities under lease terms that vary by restaurant. Generally, our existing restaurant leases are for 10-, 15- or 20-year terms and provide for an option to renew for one or more five-year terms. Accordingly, restaurant lease expirations, including renewal options, range from approximately 2010 to 2038. Our leases typically provide for a specified fixed annual rent, plus additional payments based on a percentage of gross sales. Generally, the leases are net leases, which require us to pay the costs of maintenance, insurance and taxes. The following table sets forth our restaurant locations as of December 25, 2005.

Concept	State	City	Year Opened	Square Footage (1)	Number of Seats (2)
Gordon Biersch
	Arizona	Tempe	1998	8,980	196
	California	Burbank	1999	9,202	285
	California	Palo Alto	1987	4,838	198
	California	Pasadena	1994	6,040	180
	California	San Diego	1998	10,828	300
	California	San Francisco	1991	10,057	316
	California	San Jose	1990	12,054	226
	Colorado	Denver	2000	11,570	273
	Florida	Miami	2000	10,991	294
	Georgia	Midtown Atlanta	1999	11,653	383
	Hawaii	Honolulu	1994	9,370	351
	Louisiana	New Orleans	2004(3)	9,016	319
	Nevada	Las Vegas	1997	12,769	316
	Ohio	Columbus	2001	10,772	393
	Virginia	McLean (Tysons Corner)	2005	9,078	256
	District of Columbia	Washington, D.C.	2001	9,554	358
	Washington	Seattle	1998	10,594	345
Big River
	Florida	Orlando	1996	4,786	133
	Tennessee	Chattanooga	1993	11,732	344
	Tennessee	Nashville	1995	12,122	344
A1A Aleworks
	Florida	St. Augustine	1998	6,400	288
Ragtime
	Florida	Atlantic Beach	1998	7,897	216
Rock Bottom
	Georgia	Atlanta	1997	11,726	477
	North Carolina	Charlotte	1997	13,505	371
Seven Bridges
	Florida	Jacksonville	1999	9,725	280

(1)	Excludes brewery square footage.
(2)	Excludes patio dining seats.
(3)	Temporarily closed from August 2005 to January 2006 due to the effects of Hurricane Katrina.

Our corporate headquarters has 14,128 square feet of office space and is located in Chattanooga, Tennessee. We occupy this facility under a lease that terminates on May 31, 2010.

Expansion Strategy and Site Selection

We believe our site selection strategy and locations of our restaurants to be a critical factor in our long term success and devote significant effort to the investigation and evaluation of potential sites. Our in house real estate group coordinates the site selection process, oversees the development of architectural and engineering plans and oversees new construction. Our real estate group members analyze prospective sites and maintain a database of possible site locations. We utilize a network of experienced regional brokers as well as in house knowledge and relationships to identify new development opportunities.

The site selection process focuses primarily on high-traffic retail and mixed-use developments with a cluster of restaurants, office space, hotels, sizeable population and traffic or an attraction such as a sports complex or performing arts center. The criteria we consider in developing our expansion plans and site selection include:

•	area residential and tourist demographics;

•	visibility and pedestrian or vehicle traffic patterns;

•	available square footage and lease economics;

•	general accessibility and parking;

•	suitability for an upscale casual restaurant with an active bar;

•	proximity of shopping areas and office buildings;

•	presence of other high-traffic restaurants and retail;

•	management’s experience in the market; and

•	general availability of restaurant-level employees.

We believe our four daypart business, particularly our non-peak traffic, and resulting high restaurant sales make us an attractive tenant to real estate developers. We believe we will continue to be able to obtain attractive leasing terms in high-quality locations. Once a site is selected, the real estate group oversees the zoning process and obtains all required permits. We generally engage outside architects and general contractors for the design and construction of our restaurant sites. Once a new restaurant site has been permitted, the anticipated lead-time to opening is approximately five months. However, in circumstances where a new restaurant will be located in a new retail center or other development, our restaurant opening timeline can be impacted by construction schedules that are beyond our control.

Franchise Arrangements

In 2005, we assumed responsibility for franchisor administration and oversight of our airport franchise locations that were previously administered by Gordon Biersch Brewing Company. We now have the ability to ensure these locations operate consistently with our brand positioning and receive royalties on certain sales. In March 2005, we entered into an understanding with Host International, whereby Host International plans to open at least five new, full-service Gordon Biersch franchised restaurants in airports by March 2010. Our franchise arrangements for all new franchised locations and upon renewal of existing franchise arrangements provide for the payment of a $25,000 fee upon the opening of a restaurant and royalties of 4.25% of revenues. Arrangements for franchised locations entered into prior to 2005 do not provide for the payment of a royalty. Our franchise revenues represented less than $60,000 of our revenues for the year ended December 25, 2005, and thus our franchise arrangements do not materially affect our business structure or operations, although we do benefit from the brand exposure associated with restaurants at key airport locations.

Advertising and Marketing

Our advertising and marketing strategy seeks to grow sales by further building the Gordon Biersch brand, stimulating new guest trial and enhancing guest loyalty. We use our sales managers, guest information databases, direct mail, select print media and limited radio to communicate our message to existing and potential guests. The quality of our fresh products, including award winning beers and menu items, are heavily emphasized in each of our communications. Brand building activities also include quarterly events such as tapping parties, which are designed to create awareness and excitement around our seasonal menus and beer offerings. Additionally, our franchised airport locations and the independently owned and operated Gordon Biersch Brewing Company enhance our brand awareness.

In 2004, we introduced our Passport guest loyalty and guest database programs. Our Passport guest loyalty program allows guests the opportunity to earn points and receive special benefits, including front of line privileges, birthday gifts and regular announcements regarding upcoming events. Upon joining the club, guests receive a $20 gift certificate good for their next visit. Over the past year, the average Passport member visited our restaurants 1.5 times per month and spent approximately $38 per visit. We communicate with our Passport members and other guests regularly via e-mail to announce recent news and menu specials as well as upcoming events, including tapping parties, brewer dinners and quarterly promotions. Through December 25, 2005, over 13,000 and 60,000 guests have joined the Passport and guest database programs, respectively. Some of our most loyal guests are invited to join our Stein Club where members receive a signature Gordon Biersch stein and a personalized locker for exclusive storage. We believe these programs offer our greatest opportunity for building and sustaining a loyal base of guests with potential for growing both sales and brand equity.

The sales function at the local level is the responsibility of the restaurant general manager and sales manager, with guidance from senior management. We added a Senior Marketing Manager for Field Marketing and Promotions in June 2005. This position focuses on restaurant level marketing plan development and execution of key restaurant-level programs such as concierge relationships, business partnerships and additional traffic generating activities within the community. Additionally, the majority of our restaurants have a sales manager who is responsible for group sales, guest relationship building and execution of marketing activities at the restaurant level. The group sales function of the sales manager focuses on driving traffic to our private dining areas. Group sales have accounted for approximately 9% of total restaurant sales at these restaurants in 2005.

Competition

The restaurant industry is highly competitive and fragmented. We compete with a number of upscale casual restaurants that are either independently owned or are operated by well-capitalized national chains such as The Cheesecake Factory, Houston’s and P.F. Chang’s.

We believe key competitive factors that differentiate restaurants include the taste and quality of the food and beverages, brand recognition, price points, social aspects of the guest experience, quality of service, restaurant location and convenience. Although we believe we compete favorably with respect to each of these factors, there are a substantial number of restaurant operations that compete directly and indirectly with us, many of which have significantly greater financial resources, higher revenue and greater economies of scale. The restaurant business is often affected by changes in consumer tastes and discretionary spending patters, national and regional economic and public safety conditions, demographic trends, weather conditions, the cost and availability of raw materials, labor and energy, purchasing power, governmental regulations and local competitive factors. Any change in these or other related factors could adversely affect our restaurant operations. Accordingly, we must constantly evolve and refine the critical elements of our restaurant concepts over time to protect their longer-term competitiveness. Additionally, there is competition for highly qualified restaurant management employees and for attractive locations suitable for upscale, high-volume restaurants.

Trademarks

We have registered the marks Gordon Biersch®, GB and Design®, Gordon Biersch Brewery Restaurant®, Gordon Biersch Garlic Fries®, Big River Grille & Brewing Works® and other trademarks and service marks used by our restaurants with the U.S. Patent and Trademark Office and, in some cases, with the states of California and Florida. We also have registered, or have registrations pending for, many of our significant trademarks and service marks in Canada.

On December 10, 1999, our wholly owned subsidiary, GB Acquisition, Inc., entered into a Trademark Assignment and Co-Existence Agreement with the Gordon Biersch Brewing Company, or GBBC. Pursuant to this agreement, we acquired all right, title and interest in, to and under certain marks (including many of those listed above) exclusively for use in our restaurant business and GBBC retained all right, title and interest in, to and under certain marks for use in the brewery and concession businesses. Although we own the recipe and formula for our Gordon Biersch Garlic Fries®, we have granted GBBC the right to use this recipe (subject to inspection rights) in connection with its concession business at stands, bars and kiosks in stadiums and sports arenas, airports and public parks. GBBC’s right to use the recipe does not extend to restaurants, which we retain exclusively. Under this agreement, each party has agreed to a number of covenants, including not to use or to seek to register its marks, or any confusingly similar trademark, service mark, trade dress, internet domain name or similar electronic designation of address, in connection with the other party’s specified area of business, except as expressly provided in the agreement. In addition, each party has a 50% interest in the registered internet domain name www.gordonbiersch.com, with each party being responsible (in accordance with the terms of the agreement) for the web site content related to its specified area of business.

On November 17, 1998, we terminated our prior business relationship with Rock Bottom Restaurants, Inc., or RBR, and, in connection with such termination, entered into a new license agreement with RBR. Under this license agreement, we have been granted a royalty-free, nonexclusive and nontransferable license to use the following registered trademarks and/or service marks in connection with the operation of our restaurants currently located in Charlotte, North Carolina and Atlanta (Buckhead), Georgia: “You’ve Hit Rock Bottom”, “Rock Bottom Brewery”, “Rock Bottom” and its corresponding logo. RBR may terminate this license agreement, among other reasons, in the event of the resignation, removal or termination of Mr. Corey as our chief executive officer. In addition, we hold a similar license to use the mark “Sing Sing” in connection with the operation of our music performance venue at 221 Market Street, Chattanooga, Tennessee. The right to use these marks at any of these locations will terminate upon the termination of our current lease at such location. In March 2006, we received a letter from RBR asserting that our use of these licensed marks violates the terms of the license and constitutes trademark infringement under federal and applicable state law. RBR alleges that we have improperly sublicensed the marks, mixed the marks with other non-RBR marks, used the marks beyond the Charlotte and Atlanta (Buckhead) locations and extended the use of the marks beyond the scope of the license agreement. We have responded to RBR and believe these allegations are without merit. In the event that the license agreement with RBR is terminated, we will be required to re-brand the restaurants in Charlotte and Atlanta (Buckhead) by changing exterior and interior signs, replacing plates, glasses and other tableware baring the RBR marks and other decorating actions, which we estimate will be approximately $200,000 to $250,000 per restaurant. In addition, our restaurants at those sites might also experience a decrease in sales, profits and customers as a result of the change from a Rock Bottom branded restaurant to another Gordon Biersch brand restaurant.

We regard, and attempt to protect, the recipes for each of our beers and the recipe for our Gordon Biersch Garlic Fries® as proprietary and trade secrets by, among other things, disclosing such recipes only to those of our employees who are required to know such details in order to perform their work duties and requiring each such employee to execute a confidentiality agreement. We do not, however, maintain confidentiality agreements with all of our employees. Moreover, even with respect to the confidentiality and non-competition agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. It also is possible that competitors could develop recipes that duplicate or closely resemble our recipes. We believe that our trademarks, service marks, trade dress, trade secrets and other intellectual property and proprietary rights have significant value and are important to our brand-building efforts and our marketing strategy. We have in the past and expect to continue to protect vigorously our proprietary rights. However, we cannot predict whether steps taken by us to protect our proprietary rights will be adequate to prevent infringement, dilution or misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept, and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against any such claims, we may be prevented from using our trademarks and/or service marks in the future and may be liable for damages.

Government Regulation

Our restaurants are subject to licensing and regulation by state and local officials, including regulations relating to public health and safety, sanitation, zoning, fire codes and the sale of alcoholic beverages and food. In addition to the licensing requirements of the states and municipalities in which our restaurants are located, we also must operate in compliance with federal licensing requirements administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. Each of our existing restaurants has appropriate licenses from regulatory authorities allowing the sale of liquor, beer and wine and, in some states or localities, service for extended hours and on Sunday. Although we believe we are operating in substantial compliance with applicable federal, state or local laws and regulations governing our operations, failure to comply with these laws or regulations could cause our licenses to be revoked or suspended for cause at any time. In addition, in certain states, including states where we have existing brewery restaurants or where we plan to open a brewery restaurant, the number of liquor licenses available is limited and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues, representing approximately 31.5% of our revenues during 2005 and 31.1% during 2004. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a brewery restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Our restaurants and on-site breweries operate pursuant to exceptions to the “tied house laws,” which created the “three tier system” of liquor distribution. These tied house laws were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under an exception to these general prohibitions. Over the last 25 years, all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state’s regulations concerning brewery restaurants or the interpretation of these regulations may change. Any such change may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state.

In addition, we are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all.

The U.S. federal government currently imposes an excise tax of $18 per barrel of beer brewed for domestic consumption in the United States. However, each brewer with production under 2,000,000 barrels per year is granted a “small brewer’s” excise tax credit reducing the excise tax to $7 per barrel on its first 60,000 barrels brewed annually. We brewed approximately 22,500 barrels in 2005. The states also impose an excise tax on beer brewed and sold in their state. The tax rates vary from state to state.

Each of our restaurants has food service licenses from local health authorities and similar licenses will be required for each new restaurant. The development and construction of new restaurants are subject to compliance with applicable zoning, land use and environmental regulations. Various federal and state labor laws also govern our relationship with our employees. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. In addition, the Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment.

Litigation

From time to time, we are named as a party in various legal proceedings that are incidental to our business and arise out of or relate to claims made in connection with “slip and fall” accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these types of litigation, most of which are typically covered by insurance, has had a material effect on us. Although we have, and continue to maintain, insurance against these types of claims, a judgment on any claim not covered by or in excess of our insurance coverage could adversely affect our financial condition or results of operations.

On January 16, 2003, an action captioned Keaton v. Gordon Biersch Brewery Restaurant Group, Inc. was filed in the Court of Common Pleas in Franklin County, Ohio by the representative of the estate of a decedent, who was stabbed and later died outside our restaurant in Columbus, Ohio following an altercation that originated in the restaurant. The plaintiff sued for $5.0 million, alleging that we had a duty to provide adequate security on the premises, that we permitted and acquiesced in an atmosphere of excessive alcoholic consumption and aggressive and violent behavior, that we failed to provide adequate training to our employees to control intoxicated and unruly guests, that we took inadequate measures to deter or stop the fight and that we permitted intoxication and drunkenness in violation of state law. The court granted our motion for summary judgment, thereby dismissing all claims; however, the plaintiff has appealed. Although we intend to continue vigorously defending this case and are optimistic regarding our ability to defend it successfully, because of the inherent uncertainties related to this type of litigation, we are unable to predict the ultimate outcome, or the likelihood or amount of our potential liability, if any, or the effect this case may have on our business, financial position, results of operations or cash flows if the case is not successfully defended, settled or covered by insurance.

MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and other key employees and their respective ages and positions as of April 21, 2006 are as follows:

Name	Age	Position(s)
Michael J. Fourticq, Sr.	62	Chairman of the Board
H. Allen Corey	50	President and Chief Executive Officer and Director
Larry D. Bentley	49	Senior Vice President, Chief Financial Officer and Director
Robert S. Werk	44	Senior Vice President, Operations
William R. Edmiston	53	Senior Vice President, Real Estate Development
Michael R. Curtis	38	Vice President, Marketing
John A. Leonard, Jr.	53	Vice President, Development and Construction
Kevin L. Listen	40	Director
Michael J. Fourticq, Jr.	36	Director

Michael J. Fourticq, Sr. has served as our Chairman of the Board of Directors since October 2004. Mr. Fourticq, Sr. founded Hancock Park, a private equity investment firm, in 1986 and since that time has served as its Managing Partner. Mr. Fourticq, Sr. currently serves on the board of directors of Omni Fitness, Inc., Leslie’s Poolmart, Brown Jordan International, Fitness Holdings International, Synchronous Aerospace Group, Saleen, Inc., Right Start Acquisition Corp., Simple Designs Manufacturing, Inc., Special Event Services, Inc., B.I. Acquisition Corp., Compass Aerospace Corp., Resco Products, Inc., American Furniture Corp., Guided Choice and Cascade Sawing & Drilling.

H. Allen Corey was a founder of our company in 1992 and since that time has served on our Board of Directors. In 1997, Mr. Corey also became our President and Chief Executive Officer. Prior to joining our company, Mr. Corey was an attorney engaged in private practice in the areas of corporate and securities laws for more than 15 years with Miller & Martin PLLC and Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.

Larry D. Bentley has served as our Senior Vice President, Chief Financial Officer and as a member of our Board of Directors since September 2005. From 1997 to December 2002, Mr. Bentley served as Vice President and Chief Financial Officer of The Krystal Company, a quick service restaurant chain, and, from December 2002 to September 2005, served as its Senior Vice President and Chief Financial Officer.

Robert S. Werk has served as our Senior Vice President, Operations since October 2003. Upon joining our company in January 1995, Mr. Werk served as our General Manager, and, from June 1996 to June 1998, he served as our Regional Director. Mr. Werk then served as our Director of Operations from June 1998 to April 1999 and as our Vice President, Operations from April 1999 to October 2003, before assuming his current position.

William R. Edmiston has served as our Senior Vice President, Real Estate Development since January 2003 and, prior to that time, served in a consulting capacity since 1995. Before joining us, Mr. Edmiston served as Vice President of Development with Tango Investments, a real estate investment firm, from 1999 to 2003 and as Executive Vice President and Chief Development Officer with Rock Bottom Restaurants, Inc., a brewery restaurant operator, from 1996 to 1999.

Michael R. Curtis has served as our Vice President, Marketing since May 2005. From April 1999 to May 2005, Mr. Curtis served in various marketing positions with RARE Hospitality International, Inc., a publicly traded restaurant operator and franchisor, most recently as the Senior Director of Marketing for Bugaboo Creek Steak House.

John A. Leonard, Jr. has served as our Vice President, Development and Construction since 1997. Prior to joining us, Mr. Leonard served as Project Manager with Leonard, Kinsey and Associates, a real estate development firm, from 1987 until 1997.

Kevin L. Listen has served as a member of our Board of Directors since October 2004. From 1995 to 2001, Mr. Listen worked at the TCW Group, Inc., a financial services company, serving as Vice President from 1995 to 1997 and as Senior Vice President from 1997 to 2001. In 2001, Mr. Listen joined Hancock Park where he now is a partner. Mr. Listen currently serves on the board of directors of Saleen, Inc., B.I. Acquisition Corp., Resco Products, Inc. and American Furniture Corp.

Michael J. Fourticq, Jr. has served as a member of our Board of Directors since October 2004. Mr. Fourticq, Jr. joined Hancock Park in 1995 where he now is a partner. Mr. Fourticq, Jr. currently serves on the board of directors of Synchronous Aerospace Corp., Simple Designs Manufacturing, Inc., Special Event Services, Inc., B.I. Acquisition Corp., Compass Aerospace Corp., Resco Products, Inc. and American Furniture Corp.

Our officers are appointed on an annual basis by our Board of Directors and serve until their successors have been appointed. There are no family relationships among any of our directors, executive officers or key employees, other than the relationship between Messrs. Fourticq, Sr. and Fourticq, Jr. Pursuant to the shareholders’ agreement between us, Hancock Park and our other shareholders, Hancock Park currently has the right to appoint five designees to the Board of Directors. Hancock Park has appointed Messrs. Fourticq, Sr., Fourticq, Jr. and Listen to the Board of Directors. We currently expect that the shareholders’ agreement will be terminated in connection with the completion of this offering.

Board Composition

Our bylaws provide that our Board of Directors shall consist of such number of directors between three and 11 as determined from time to time by the directors then in office. Our current Board of Directors consists of five directors. We will elect four additional directors, each of whom will satisfy the independence requirements of The Nasdaq National Market. The composition of our Board of Directors will satisfy the independence requirements of The Nasdaq National Market within the time frame prescribed by the rules of The Nasdaq National Market. Any additional directorships resulting from an increase in the number of directors may be filled by the directors then in office. Each director will be elected each year at the annual meeting of the shareholders and will hold office until the next annual meeting and until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal.

Board Committees

As authorized by our bylaws, our Board of Directors may appoint from among its members one or more committees, each consisting of one or more directors. Our Board of Directors will establish, within the time frame prescribed by the rules and regulations of the Securities and Exchange Commission and The Nasdaq National Market, an audit committee, a compensation committee, a nominating/corporate governance committee and an executive committee, the functions of which have been and will be performed by our Board of Directors prior to the establishment of such committees, to assist it in the performance of its responsibilities. Each of our Audit, Compensation and Nominating/Corporate Governance Committees will operate under a written charter for such committee that will be approved by our Board of Directors.

Audit Committee.    Our Audit Committee will be responsible for the oversight of our accounting, reporting and financial control practices. The Audit Committee will review the qualifications of the independent auditors, select and engage the independent auditors and inform our Board of Directors as to their selection and engagement, review the plan, fees and results of their audit, review our internal controls and consider and pre-approve any services proposed to be performed by the independent auditors. In addition, the Audit Committee will review, for potential conflict of interest situations, and approve all related party transactions in accordance with the listing requirements of The Nasdaq National Market. The composition of the Audit Committee will satisfy the enhanced independence standards for audit committee members in the Exchange Act and the rules thereunder as incorporated into the requirements of The Nasdaq National Market. Each of the members of the Audit Committee will have the requisite financial knowledge to serve as a member of the Audit Committee. In addition, we will designate at least one member of the Audit Committee as an “audit committee financial expert,” as determined under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

Compensation Committee.    Our Compensation Committee will review and act on matters relating to compensation levels and benefit plans for our executive officers and other key employees. The Compensation Committee will determine, or recommend to our Board of Directors for determination by a majority of our independent directors, the compensation level of our executive officers in accordance with the listing requirements of The Nasdaq National Market. The composition of the Compensation Committee will satisfy the independence requirements of The Nasdaq National Market. Currently our entire Board of Directors determines compensation and benefit matters for our executive officers and other key employees.

Nominating/Corporate Governance Committee.    Our Nominating/Corporate Governance Committee will oversee, and assist our Board of Directors in developing and recommending, our corporate governance practices and selecting the director nominees to stand for election at annual meetings of shareholders. The composition of the Nominating/Corporate Governance Committee will satisfy the independence requirements of The Nasdaq National Market.

Executive Committee.    During the intervals between meetings of our Board of Directors, the Executive Committee will have all the powers of the Board of Directors in the management of our business, properties and affairs, including any authority provided in the bylaws or pursuant to Board authorizations, subject to applicable law. The Executive Committee will not be permitted to fill vacancies on the Board or its committees or declare any dividend or distribution.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is currently an officer or employee of our company. There is no interlocking relationship between any of our executive officers and the Compensation Committee, on the one hand, and the executive officers and compensation committee of another company, on the other hand, and no such interlocking relationship has existed in the past.

Director Compensation and Other Information

It is anticipated that following the completion of this offering, non-employee directors will receive $             for each in-person board or committee meeting attended and $             for each telephonic board or committee meeting attended. Non-employee directors will also receive an annual fee of $            . Our non-employee directors will also be eligible to receive equity-based awards when, as and if determined by the Compensation Committee. Following the completion of this offering, we will not pay employee members of our Board of Directors separately for service on our Board of Directors. We will reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors.

Executive Compensation

The following table sets forth, for the fiscal years ended December 25, 2005, December 26, 2004 and December 28, 2003, the total compensation for services in all capacities to us received by or paid to our Chief Executive Officer and each of our other executive officers whose aggregate salary and bonus exceeded $100,000 during the fiscal year ended December 25, 2005. In this prospectus, we refer to our Chief Executive Officer and the other executive officers named below as our named executive officers.

Summary Compensation Table

	Annual Compensation						Long-Term Compensation Awards		All Other Compensation(3)
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)		Restricted Stock Awards(2)	Securities Underlying Options
H. Allen Corey President and Chief Executive Officer	2005 2004 2003	$264,739 265,000 265,000	$	— — —	$	— — —	$375,000 — —	— — —	$75 75 75

Larry D. Bentley(4) Senior Vice President and Chief Financial Officer	2005 2004 2003	$74,039 — —	$	— — —	$	— — —	$250,000 — —	— — —	$185,028 — —	(5)

Robert S. Werk Senior Vice President, Operations	2005 2004 2003	$144,231 124,385 105,000	$	— — —	$	— — —	$174,000 — —	— — —	$75 75 75

William R. Edmiston Senior Vice President, Real Estate Development	2005 2004 2003	$185,000 185,000 175,852	$	— — —	$	— — —	$120,000 — —	— — —	$75 75 75

John A. Leonard, Jr. Vice President, Development and Construction	2005 2004 2003	$111,539 100,000 100,000	$	— — —	$	— — —	$120,000 — —	— — —	$75 75 75

Michael R. Curtis(6) Vice President, Marketing	2005 2004 2003	$86,842 — —	$	— — —	$	— — —	$120,000 — —	— — —	$47 — —

(1)	The aggregate amount of perquisites paid to each named executive officer did not exceed the minimum amount requiring disclosure for such executive officer.
(2)	Amount reflects the value of shares of restricted stock purchased under our 2005 Stock Incentive Plan on September 15, 2005, based on $50 per share, which was the per share purchase price, as follows: Mr. Corey: 7,500 shares; Mr. Bentley: 5,000 shares; Mr. Werk: 3,480 shares; Mr. Edmiston: 2,400 shares; Mr. Leonard: 2,400 shares; and Mr. Curtis: 2,400 shares. As of December 25, 2005, a total of 23,180 shares of restricted stock were purchased under our 2005 Stock Incentive Plan, having an aggregate value of $1,159,000 based on $50 per share. Dividends will be paid on the shares of restricted stock when and if cash dividends on our common stock are declared or paid.
(3)	Represents amounts paid for the benefit of the named executive officer to cover premiums for life insurance policies held by such executive officer.
(4)	Mr. Bentley began his employment with us in September 2005.
(5)	Includes $185,000 of compensation related to the hiring of Mr. Bentley. The compensation is due in installments of $85,000 in January 2006 and $100,000 in January 2007.
(6)	Mr. Curtis began his employment with us in May 2005.

Option/SAR Grants

No stock options or stock appreciation rights, or SARs, were granted to the named executive officers during 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option Values

As of December 25, 2005, none of our named executive officers held any exercisable or unexercisable options to purchase our common stock or any exercisable or unexercisable SARs covering our common stock.

Employment Agreement with H. Allen Corey

On December 10, 1999, we and H. Allen Corey entered into an employment agreement, which was amended on January 1, 2000, pursuant to which Mr. Corey serves as our President and Chief Executive Officer. The initial term of the agreement extended through December 31, 2004, and is renewed automatically for successive one-year periods unless either party gives written notice on or before September 15 of each year of his or its determination not to renew the agreement. The agreement provides Mr. Corey with an annual base salary, subject to salary increases and bonuses. Mr. Corey’s 2006 base salary is $300,000. Under the terms of the employment agreement, we also provide Mr. Corey, at no cost, with the use of an automobile, the use of and all costs associated with a cellular telephone and a life insurance policy with a face amount of no less than $500,000.

If Mr. Corey’s employment is terminated by us without “cause” or by Mr. Corey for “good reason” (as those terms are defined in the employment agreement), then Mr. Corey will be entitled to (a) continue to receive his base salary for 24 months after his “termination date” (as defined in the employment agreement), (b) any bonus for the fiscal year, which will be prorated in accordance with the number of days in which Mr. Corey was employed during such year, (c) any other benefits, which Mr. Corey is eligible to receive pursuant to any plan, program, policy or practice, contract or other agreement we have in place for a period of 24 months following the termination date, and (d) all accrued compensation and unpaid expenses through the termination date. If Mr. Corey’s employment is terminated following a “change of control” (as defined below) either by us without cause or by Mr. Corey for good reason, then Mr. Corey will be entitled to each of the benefits described above, with the following additions: (x) Mr. Corey may elect to receive his base salary severance in a lump sum payment; (y) Mr. Corey will be entitled to bonus payments in an amount as would be payable if Mr. Corey were employed full time for the full fiscal year during which the termination occurred and for the following fiscal year, which he also may elect to receive as a lump sum payment; and (z) if Mr. Corey becomes subject to any excise or similar tax imposed under federal, state or local law (including, without limitation, Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code), he will be entitled to an amount equal to the sum of such excise or similar taxes and an additional amount necessary to defray his increased income tax liability arising from the payment of his severance benefits.

If Mr. Corey’s employment is terminated (1) by reason of his “disability” (as defined in the employment agreement), (2) by reason of his death or (3) either for cause or voluntarily by Mr. Corey, then Mr. Corey or his legal representatives, as applicable, will be entitled to payment of all accrued compensation, unreimbursed expenses and the timely payment or provision of the benefits described in clauses (a) through (c) of the paragraph above through his termination date. Following termination by disability or death, Mr. Corey or his estate or beneficiaries, as applicable, also will be entitled to receive benefits at least equal to the most favorable benefits provided to (1) in the case of disability, disabled executives and/or their families, or (2) in the event of death, the estate and beneficiaries of other executive level employees, under plans, programs, practices and polices that we offer to other executives at any time during the 120-day period immediately preceding his termination date.

Mr. Corey has agreed to maintain the confidentiality of all trade secrets and certain other information to which he may have access for one year following his termination date. In addition, Mr. Corey has agreed not to compete with us, or to solicit any of our employees or persons with whom we have certain business relationships, for a period of one year following his termination date; provided, however, that these noncompetition and nonsolicitation restrictions will not apply if we terminate Mr. Corey for cause.

For purposes of Mr. Corey’s employment agreement, “change of control” means the occurrence of one or more of the following: (1) the acquisition in one or more transactions of 50% or more of all of our common stock by any person or more than one person acting as a group, other than directly from us; (2) a merger, consolidation, reorganization, recapitalization or similar transaction involving our securities upon the consummation of which more than 50% of the voting power of our securities is held by persons other than our former shareholders; or (3) a sale by us or by any of our subsidiaries of all or substantially all of our or its assets.

Cash Incentive Program

During August 2005, our Board of Directors approved a cash incentive program pursuant to which each of Messrs. Corey, Bentley, Werk, Edmiston, Curtis and Leonard are eligible to receive from 10% to 100% of his respective base salary if we successfully achieve certain budgeted operating performance goals.

2005 Stock Incentive Plan

General

During August 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, or the 2005 Plan, which our shareholders approved in September 2005. The 2005 Plan is designed to encourage an ownership interest in us, to encourage participants (as defined below) in the 2005 Plan to remain in our employ and to attract new employees, officers, directors, consultants and advisors with outstanding qualifications. Under the 2005 Plan, awards of incentive stock options, or ISOs (within the meaning of Section 422 of the Code), nonqualified stock options and shares of restricted common stock may be made to selected employees, officers, directors, consultants and advisors, including employees, officers, directors, consultants and advisors of our subsidiaries (collectively, the participants). The 2005 Plan is administered and interpreted by our Board of Directors. Our Board of Directors may make awards and authorize us to issue shares of common stock pursuant to such awards. Our Board of Directors may, to the extent permitted by law, delegate any or all of its powers under the 2005 Plan to a committee of two or more directors.

Shares Subject to the 2005 Plan; Duration

The maximum number of shares of our common stock that may be issued and sold pursuant to awards made under the 2005 Plan is              shares; provided that in the event of certain recapitalizations, reclassifications, stock splits, stock dividends, a combination or a subdivision, an appropriate adjustment shall be made to the number and kind of shares available under the 2005 Plan and subject to outstanding awards. If either (1) restricted stock is forfeited or repurchased by our company following its award under the 2005 Plan, or (2) options granted under the 2005 Plan are canceled, repurchased or expire or terminate for any reason without having been exercised in full, the forfeited or repurchased restricted stock, or the unpurchased shares of our common stock subject to any such option, as the case may be, will again be available for subsequent awards under the 2005 Plan. The term of the 2005 Plan is 10 years, and no new awards may be granted thereafter. However, our Board of Directors has determined that no additional awards shall be granted under the 2005 Plan following the completion of this offering. Instead, all awards will be made under our 2006 Long-Term Equity Plan, which is discussed below. All awards granted pursuant to the 2005 Plan were made pursuant to an award agreement consistent with the terms of the 2005 Plan. No shares will be issued upon exercise of an option and no restricted stock will be issued unless the participant agrees to be bound by the terms and conditions of our shareholders’ agreement.

Types of Awards under the 2005 Plan

Awards under the 2005 Plan include the following:

•

Options.    An option entitles the participant to receive shares of our common stock upon the exercise by the participant of the option. Our Board of Directors shall determine the exercise price for each option. Except with respect to ISOs, the exercise price may not be less than the fair market value of the common stock. The exercise price for an option must be paid in the manner specified in the award agreement and may include any manner permitted by law and allowed by our Board of Directors in its sole discretion. Our Board of Directors may permit a participant to pay up to 90% of the exercise price of an option with a promissory note. The shares of common stock issued upon the exercise of an option for a promissory note shall be pledged as collateral to the promissory note. Except as otherwise provided in the 2005 Plan, each option will expire on such date as our Board of Directors determines which may not be later than 10 years from the day on which such option is granted. Options will be exercisable either in full or in installments at such time or times and during such period as set forth in the award agreement. Participants will not have rights as shareholders with respect to shares covered by an option until the date of issuance of the applicable stock certificates. Except as otherwise provided by our Board of Directors, options granted pursuant to the 2005 Plan are not transferable.

The aggregate fair market value as of the date of grant of the common stock with respect to which ISOs granted to any participant under the 2005 Plan (and under any other plan of our company or our subsidiaries) are exercisable for the first time may not exceed $100,000 in any calendar year. If any participant is the owner of stock possessing more than 10% of the total combined voting power of all classes of stock of our company or any of our subsidiaries, then any ISO grant to such participant will (1) not have an exercise price of less than 110% of the fair market value of the common stock as of the date of grant and (2) will not have an exercise period exceeding five years from the date of grant.

•	Restricted Stock. Restricted stock awards entitle the participant to purchase and receive shares of our common stock on such terms and conditions as our Board of Directors may approve. Our Board of Directors may make loans to a participant in an amount equal to all or a portion of the purchase price of restricted stock purchased by a participant. Our Board of Directors may impose a requirement that the recipient must remain in our employment or service for a specified period of time, or else forfeit all or a portion of such restricted stock. Our Board of Directors will have authority to determine whether to accelerate the termination of any such forfeiture provisions. Except as provided in the applicable award agreement, a recipient of restricted stock will have voting, dividend and all other rights of a shareholder as of the date such shares are issued and registered in the recipient’s name.

Change in Control

Unless provided otherwise in an award agreement, upon a “change in control transaction” (as defined below), all unexercised outstanding options shall become vested as of a date prior to the closing of the change in control transaction, and all outstanding options will be terminated to the extent not exercised prior to such closing. In lieu of termination, our Board of Directors may, upon a change in control transaction, elect to pay exercising participants an amount of cash equal to the excess of the fair market value of the common stock over the exercise price of the option. Unless our Board of Directors provides otherwise, all forfeiture or restrictive provisions on any restricted stock award will automatically lapse upon a change in control transaction. Unless approved by our Board of Directors, no option will become exercisable and no restricted stock will become vested to the extent such result would trigger the parachute excise taxes under Sections 280G and 4999 of the Code with respect to such participant.

For purposes of the 2005 Plan, “change in control transaction” means (1) the acquisition, directly or indirectly, by any person, entity or group of the ownership of securities holding more than 50% of the total combined voting power of all of our outstanding securities, (2) a merger or consolidation in which we are not the surviving entity, except for a transaction in which our shareholders immediately prior to such merger or consolidation hold, in the aggregate, securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the surviving entity immediately after such merger or consolidation, (3) a reverse merger in which we are the surviving entity but in which securities possessing more than 50% of the total combined voting power of our outstanding voting securities are transferred to or acquired by a person or entity different from the persons or entities holding those securities immediately prior to such merger, or (4) the sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of our assets.

Outstanding Awards under the 2005 Plan

As of December 25, 2005, we have granted ISOs to purchase an aggregate of          shares of our common stock at a weighted average exercise price of $         per share and have issued an aggregate of          shares of restricted common stock. The options granted under the 2005 Plan vest ratably over a five year period beginning either October 27, 2005 or, if later, the first anniversary of the date of hire. The term of the options granted under the 2005 Plan is 10 years. Except in the event of death or disability (in which case the options must be exercised within one year after such death or disability) or discharge for “cause” (in which case the option will terminate immediately upon such discharge), the options must be exercised within three months after the end of an optionee’s status as an employee; provided, however, that no option may be exercised after its termination date. The restrictions on the restricted stock granted under the 2005 Plan lapse ratably over three years for Mr. Corey and four years for Messrs. Bentley, Werk, Edmiston, Curtis and Leonard. All options were granted and restricted stock issued at fair market value as determined by our Board of Directors at the time of the grant or issuance.

Amendment and Termination

Our Board of Directors may modify, amend or terminate the 2005 Plan in any respect, except to the extent shareholder approval is required by law. Any such modification, amendment or termination may not, without the written consent of an award recipient, affect such recipient’s rights under any outstanding award.

2006 Long-Term Equity Plan

General

On February 2, 2006, our Board of Directors adopted our 2006 Long-Term Equity Plan, or the Long-Term Plan, which our shareholders approved on April 10, 2006. The purpose of the Long-Term Plan is to attract and retain individuals eligible to participate in the Long-Term Plan and to further the growth, development and financial success of our company by aligning the interests of participants in the Long-Term Plan, through the ownership of shares of our common stock and other incentives, with those of our company and our shareholders. The Long-Term Plan is administered by our Board of Directors or a committee designated by our Board of Directors, such as our Compensation Committee. As used in this summary, “administrator” means our Board of Directors or the committee designated by our Board of Directors to administer the Long-Term Plan. Officers, employees, directors, consultants and other persons selected by our Board of Directors or the committee designated to administer the Long-Term Plan are eligible to participate.

Shares Subject to the Long-Term Plan; Duration

We have reserved              shares of our common stock that may be issued pursuant to awards under the Long-Term Plan; provided that in the event of certain changes in the capitalization of our company resulting from a stock split, reverse stock split, stock dividend, combination or reclassification (and subject to any required action by our shareholders), a proportionate adjustment will be made to the number of shares available under the Long-Term Plan and subject to outstanding awards. However, no participant may receive an award of more than one-third of the shares of our common stock subject to the Long-Term Plan in any one fiscal year of the company. If an award expires or becomes unexercisable without having been exercised in full, the unpurchased shares of our common stock which were subject to such award will become available for future grant or sale under the Long-Term Plan (unless the Long-Term Plan has terminated). There are no pre-established limits on what number of the              shares of our common stock reserved for the Long-Term Plan will be allocated as stock options, stock appreciation rights (or SARs), restricted stock grants, stock purchase rights and other stock-based awards. The term of the Long-Term Plan is 10 years, and no new awards may be granted thereafter. All awards granted pursuant to the Long-Term Plan will be evidenced by an award agreement specifying the terms, conditions and limitations and such other provisions applicable to the award as the administrator may determine.

Types of Awards under the Long-Term Plan

Awards under the Long-Term Plan may include the following:

•	Options. We have the ability to award incentive stock options, or ISOs (within the meaning of Section 422 of the Code), and nonqualified stock options under the Long-Term Plan (each, an option).

•	Incentive Stock Options. Only key managerial employees of our company (or certain of our affiliates) may be eligible to receive an award of ISOs. ISOs awarded under the Long-Term Plan must have an exercise price of at least 100% of the fair market value of our common stock on the date of the grant. In the case of an employee who owns stock representing more than 10% of the voting power of our company or certain of our affiliates, the exercise price will be at least 110% of the fair market value of our common stock on the date of the grant.

•	Nonqualified Stock Options. We can award nonqualified stock options to any person eligible under the Long-Term Plan. The Long-Term Plan does not establish a minimum exercise price for nonqualified stock options granted under the Long-Term Plan.

•	Other Terms Applicable to Options. Options may contain other provisions the administrator decides are appropriate relating to when an option will become exercisable, the times and circumstances an option may be exercised and the methods by which the exercise price may be paid. Options will expire no later than 10 years from the date the options were granted; however, in certain cases the options will expire five years from the date they were granted (e.g., in the case of options granted to an employee who owns stock representing more than 10% of the voting power of our company or certain of our affiliates).

•	Stock Appreciation Rights. SARs granted under the Long-Term Plan will entitle the participant to receive, in either cash or stock, the excess of the fair market value of one share of our common stock over the exercise price of the SAR. The administrator will determine the terms under which the SARs are awarded, including the times and circumstances under which a SAR may be exercised. SARs may be granted at a price determined by the administrator, and may be granted in tandem with an option, such that the exercise of the SAR or related award will result in a forfeiture of the right to exercise the related option for an equivalent number of shares, or independently of any option. Any SAR may be exercised at the times specified in the document awarding the SAR, and the SAR will expire at the time designated when the SAR is awarded.

•	Restricted Stock. Restricted stock may be granted alone or in conjunction with other awards under the Long-Term Plan and may be conditioned upon continued employment for a specified period, the attainment of specific performance goals or such factors as the administrator may determine. In making an award of restricted stock, the administrator will determine the restrictions that will apply, the period during which the award will be subject to such restrictions and the price, if any, payable by a recipient. The administrator may amend any award of restricted stock to accelerate the dates after which such award may be executed in whole or in part. Shares of restricted stock will not be transferable until after removal of the legend with respect to such shares.

•	Stock Purchase Rights. Stock purchase rights may be issued either alone, in addition to or in tandem with other awards granted under the Long-Term Plan and/or cash awards made outside of the Long-Term Plan. The administrator will determine the terms, conditions and restrictions related to the stock purchase rights, including the number of shares that such person shall be entitled to purchase, the price to be paid and the time within which such person must accept such offer, all of which will be set forth in a restricted stock purchase agreement. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant our company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s service with us for any reason (including death or disability).

•	Other Stock-Based Awards. The administrator will have complete discretion in determining the shares subject to other stock-based awards, the consideration for such awards, the terms, conditions and limitations pertaining to same (including, without limitation, restrictions based upon the achievement of specific business objectives, tenure and other measurements of individual or business performance and/or restrictions under applicable federal or state securities law) and the conditions under which such awards will lapse. Payment of other stock-based awards may be in the form of cash, shares, other awards or in such combinations thereof as the administrator may determine at the time of grant, and with such restrictions as the administrator may impose.

Performance Criteria

The administrator may condition the receipt of an award or the vesting of an award on certain business criteria. If the administrator determines that such performance conditions should be considered “performance-based compensation” under Section 162(m) of the Code, the performance goals must related to one of the following business criteria: (1) fair market value of the shares of our common stock; (2) operating profit; (3) sales volume of our products; (4) earnings per share; (5) revenues; (6) cash flow; (7) cash flow return on investment; (8) return on assets, return on investment, return on capital, return on equity; (9) economic value added; (10) operating margin; (11) net income, pretax earnings, pretax earnings before interest, depreciation and amortization, pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items; or (12) any of the above goals as compared to the performance of a published index such as the Standard & Poor’s 500 Stock Index or a group of comparable companies.

Change in Control; Merger or Sale of Substantially All of Assets; Dissolution or Liquidation

Unless the terms of an award provide otherwise, the following terms apply if there is a “change in control” of our company (as defined below):

•	Options, SARs, Stock Purchase Rights and Other Stock-Based Awards. Any option, SAR, stock purchase right or other stock-based award carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested as of the time of the change in control and will remain exercisable and vested for the balance of the stated term of such option or SAR without regard to any termination of employment by the participant, subject only to certain applicable restrictions.

•	Restricted Stock and Other Stock-Based Award. The restrictions, deferral of settlement and forfeiture conditions applicable to any restricted stock or other stock based award will lapse and such award will be deemed fully vested as of the time of the change in control, except to the extent of any waiver by the participant and subject to certain applicable restrictions.

•	Limitations on Our Company in Event of a Change in Control. In the event of a change in control, we will take or cause to be taken no action, and will undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of stock or payment of benefits under any award or the imposition of any other conditions on such issuance, delivery or payment, to the extent that such postponement or other condition would represent a greater burden on a participant than existed on the 90th day preceding the change in control.

For purposes of the Long-Term Plan, “change in control” is defined to include:

•	the acquisition of direct or indirect beneficial ownership of more than 35% of the voting power of our outstanding securities by any person or entity (other than our company, our subsidiaries, a trustee or other entity holding securities under an employee benefit plan of our company or our subsidiaries or Hancock Park Capital II, L.P. or its affiliates);

•	a change in the composition of our Board of Directors such that the directors at the beginning of any two-year period cease to constitute a majority of the Board of Directors at any time during such two-year period (except for new directors approved by two-thirds of the directors in office at the beginning of the two-year period);

•	a merger, consolidation or share exchange approved by our shareholders, except (1) a transaction in which our shareholders control more than 50% of the voting power of the resulting entity or of our company (2) or a recapitalization in which no person acquires more than 35% of the combined voting power of the then outstanding securities; and

•	a plan of complete liquidation or an agreement for the disposition of all or substantially all of our assets (or a transaction having a similar effect), approved by our shareholders.

In the event of a merger or the sale of substantially all of the assets of our company, the successor entity (or a parent or subsidiary of the successor entity) will assume or substitute an equivalent option or right; provided, however, that if the successor entity (or its parent or subsidiary) refuses to assume or substitute an equivalent award, the administrator must provide notice to the participants that all shares of our common stock covered by such awards, including any shares as to which the award would not otherwise be vested or exercisable, will be fully vested in and exercisable by such participants, who must exercise any such award within 15 days after the date of such notice (any such unexercised awards will terminate upon the expiration of such 15-day period).

In the event of the proposed dissolution or liquidation of our company, the administrator, in its discretion, may grant to a participant the right to exercise all shares of our common stock covered by such participant’s award, including any shares as to which the award would not otherwise be exercisable, until 15 days prior to such dissolution or liquidation (any such unexercised awards will awards will terminate immediately prior to the consummation of such proposed action).

Transferability

Awards may not be pledged, assigned or transferred while the Long-Term Plan participant is still living, except that options may be transferred to a participant’s spouse as directed by a court, provided such transfer is “incident to divorce” within the meaning of Section 1041 of the Code.

Amendment and Termination

Our Board of Directors may amend, alter, suspend or terminate the Long-Term Plan at any time unless approval of an amendment by our shareholders is required under federal or state law or by the stock exchange on which our common stock is listed. However, no such amendment, alteration, suspension or termination may impair the rights of any participant under any outstanding award unless mutually agreed otherwise between such participant and the administrator, which agreement must be in writing and signed by the participant and our company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Lease Agreements with Broad Street Land Company, LLC

Our subsidiary, Big River Breweries, Inc., has entered into two separate leases with Broad Street Land Company, LLC, or BSLC. One lease is scheduled to expire on August 31, 2011 and includes three 5-year options to renew the lease. This lease also provides for $156,036 in annual base rent plus a percentage rent based on gross sales. The second lease is scheduled to expire on December 1, 2015 and includes two 5-year options to renew the lease. This lease provides for $131,460 in annual base rent plus a percentage rent based on gross sales. Mr. Corey, our President, Chief Executive Officer and a member of our Board of Directors, is President/Chief Manager of, and has a membership interest in, BSLC. In addition, Mr. Leonard, our Vice President, Development and Construction, and certain of our existing shareholders who are not involved in management, have a membership interest in BSLC.

Guarantee Agreements

Beginning in 2001, our workers’ compensation insurance provider, Fireman’s Fund Insurance, required letters of credit in varying amounts to secure the self-insured portion of our policy. To induce a bank to issue such letters of credit, additional guarantors to our performance were necessary. In connection with the letters of credit, we entered an agreement with each of Joseph H. Davenport III (a shareholder of our company, and a member of our Board of Directors at such time), H. Allen Corey (our current President and Chief Executive Officer, and a member of our Board of Directors) and C. Andrew Stockett (a shareholder of our company, and the Chief Financial Officer and a member of our Board of Directors at such time) to compensate such individuals for their agreement to guarantee our performance under the letter of credit. In 2004, Hancock Park joined the agreement. During 2003, Mr. Davenport was paid $78,750 for guaranteeing the letters of credit. During 2004, Mr. Davenport was paid $56,250, each of Messrs. Corey and Stockett were paid $45,000 and Hancock Park was paid $18,700 for guaranteeing the letters of credit. These arrangements were terminated as of October 27, 2004. No payments were made to any of the parties until 2003.

Purchase of Series A Convertible Preferred Stock

In October 2004, Hancock Park Capital II, L.P., or Hancock Park Capital, an affiliate of Hancock Park, purchased 1,458,100 shares of our Series A convertible preferred stock for $18 million. The shares of Series A convertible preferred stock represented 80% of our outstanding capital stock on a then-fully-diluted basis. In the Recapitalization, each share of Series A convertible preferred stock will convert into                 shares of our common stock.

Shareholders’ Agreement

In connection with the purchase by Hancock Park Capital of our Series A convertible preferred stock, we, Hancock Park Capital and our other shareholders entered into a shareholders’ agreement. Other than the registration rights of Hancock Park Capital and certain transferees of our securities held by it (together, the HP Shareholders), which will terminate when such HP Shareholders may lawfully sell our securities without registration and in compliance with all applicable securities laws and in reliance on Rule 144(k) under the Securities Act, the shareholders’ agreement will terminate upon the completion of this offering. This agreement generally restricts the ability of shareholders other than Hancock Park Capital to transfer or dispose of any interest in our securities by requiring that we, and thereafter Hancock Park Capital, have a right of first refusal to purchase the securities proposed to be transferred (unless earlier terminated). The shareholders’ agreement also contains a voting agreement regarding the fixing of the number, and the nomination and election, of our directors. In addition, the HP Shareholders have the right to have their shares of common stock included in any registration statement (subject to certain exceptions) we file under the Securities Act. Subject to certain exceptions, whenever any HP Shareholder proposes to dispose of or transfer any of our securities to any person other than another HP Shareholder, our other shareholders (including other HP Shareholders) have certain “tag-along” rights that entitle them to participate in the proposed transfer.

Management Agreement

On October 27, 2004, we entered a management agreement with Hancock Management Partners, Inc., or HMP, an affiliate of Hancock Park, pursuant to which HMP provides us with (1) financial, managerial and operational advice in connection with our day-to-day operations in return for the payment of $20,000 per month, and (2) advice in connection with any agreements, contracts and other instruments necessary to provide us with financing in return for a reasonable transaction fee based on the current market for similar transactions. Hancock Park Capital also holds 100% of the capital stock of HMP. Unless terminated earlier by mutual consent of the parties, this agreement will continue in full force and effect so long as Hancock Park Capital or any of its affiliates owns at least 10% of the then-outstanding shares of our capital stock on a fully-diluted basis. Messrs. Fourticq, Sr., Listen and Fourticq, Jr., each a member of our Board of Directors, are principals of HMP. We expensed and paid HMP $40,000 and $240,000 in 2004 and 2005, respectively, under this agreement. Contingent upon completion of this offering, Hancock Park has agreed to terminate the management agreement for a payment of $500,000. We intend to make this payment, and record the related expense, upon the completion of this offering.

Repayment of Subordinated Notes

We intend to use a portion of the net proceeds from this offering to repay our outstanding indebtedness to Hancock Park Capital under our subordinated notes dated October 27, 2004, April 11, 2005, January 4, 2006, January 30, 2006 and February 27, 2006 in the original principal amounts of $0.5 million, $1.9 million, $2.0 million, $0.5 million and $1.5 million, respectively. See “Use of Proceeds.”

Capital Call Agreement

On January 4, 2006, we entered into a capital call agreement with Hancock Park, which was supplemental on April 21, 2006. The capital call agreement provides that Hancock Park will advance (subject to certain limitations) a total of $6.5 million in additional subordinated debt by July 31, 2006 on substantially the same terms as our prior subordinated debt, except borrowings will bear interest at the rate of 16.0% per annum. We intend to terminate the capital call agreement in connection with the completion of this offering. We issued subordinated notes to Hancock Park in the amounts of $2.0 million (January 4, 2006), $0.5 million (January 30, 2006), $1.5 million (February 27, 2006) and $1.0 million (March 31, 2006) pursuant to the capital call agreement.

Forgiveness of Notes Receivable from Executive Officers

In September 2005, we issued shares of restricted stock to a number of our executive officers. These shares were purchased at $50 per share with promissory notes issued to the company by each executive officer. In February 2006, our Board of Directors approved the forgiveness of $15,000 of interest accrued during 2005 from our executive officers related to the notes receivable arising from the executives’ purchase of the restricted stock. In March 2006, our Board of Directors approved the forgiveness of an additional $10,000 of interest accrued in 2006, as well as, subject to the completion of this offering, the entire $1,159,000 of principal of the notes receivable. In addition, bonuses totaling $638,000 were approved to be paid to our executive officers subject to the completion of this offering. We will recognize the forgiveness of the principal of the notes receivable and accrual of the related bonus as compensation expense upon the completion of this offering.

Issuance of Warrants

During August 2005, we issued warrants to purchase 7,251 shares of our common stock with an exercise price of $50 per share to all of our shareholders (except RSTW) as of October 27, 2004 on a pro rata basis. As shareholders of our company, Allen Corey and Robert Werk, executive officers of our company, were issued 2,174 and 1,002, respectively, of these warrants.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock on April 1, 2006, and as adjusted to reflect the sale of the shares of our common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In addition, the table assumes the conversion of all shares of preferred stock into shares of our common stock as of the date of the table. In computing the number of shares beneficially owned by a person or group and the percentage ownership of that person or group, shares of common stock subject to options or warrants held by that person or group that are currently exercisable or will become exercisable within 60 days after April 1, 2006, are deemed outstanding, while these shares are not deemed outstanding for purposes of computing percentage ownership of any other person or group. Unless otherwise indicated in the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

The number and percentage of shares beneficially owned are based on (1)              shares of common stock outstanding on April 1, 2006, and (2)              shares of common stock as adjusted to reflect this offering.

Unless otherwise indicated, the principal address of each of the persons below is c/o Gordon Biersch Brewery Restaurant Group, Inc., 2001 Riverside Drive, Suite 3100, Chattanooga, Tennessee 37406.

	Number of Shares Beneficially Owned(1)	Percent of Common Stock Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Named Executive Officers and Directors:
Michael J. Fourticq, Sr.	(2)	76.3%
H. Allen Corey	(3)	2.5
Larry D. Bentley		1.4
Robert S. Werk	(4)	1.0
William R. Edmiston		*
John A. Leonard, Jr.		*
Kevin L. Listen	(2)	76.3
Michael J. Fourticq, Jr.	(2)	76.3

All executive officers and directors as a group (nine persons)		83.0

5% Shareholders:
Hancock Park Capital II, L.P.	(2)	76.3

*	Less than one percent.
(1)	These amounts include shares of common stock that certain persons had the right to acquire beneficial ownership of within 60 days of April 1, 2006.
(2)	All of these shares of common stock are held of record by Hancock Park Capital II, L.P. Each of Messrs. Fourticq, Sr. and Listen is a control person of Hancock Park Associates III, LLC, the general partner of Hancock Park Capital II, L.P., and, by virtue of their management positions, may be deemed a “beneficial owner” (as defined in Rule 13d-3(a) of the Exchange Act) of, and thus to have voting and investment power with respect to, these shares.

(3)	This amount includes shares of our common stock, of which Mr. Corey had the right to acquire beneficial ownership within 60 days of April 1, 2006 pursuant to the exercise of warrants.
(4)	This amount includes shares of our common stock, of which Mr. Werk had the right to acquire beneficial ownership within 60 days of April 1, 2006 pursuant to the exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock currently consists of 4,000,000 shares of common stock, without par value, and 3,000,000 shares of preferred stock, without par value, of which 2,200,000 shares have been designated as Series A convertible preferred stock. As of December 25, 2005, there were 87,014 shares of common stock and 1,599,338 shares of Series A convertible preferred stock outstanding. As of December 25, 2005, we had 30 shareholders of record.

Prior to the completion of this offering, (1) we will increase the number of authorized shares of our common stock to 50,000,000, (2) we will effect a             -for-1 stock split for our shares of common stock and (3) our 1,599,338 issued and outstanding shares of convertible preferred stock will convert into              shares of common stock.

Upon completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock,              of which will be outstanding, and 10,000,000 shares of preferred stock, none of which will be outstanding. All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable.

The following description summarizes the terms of our second amended and restated charter, or our charter, our amended and restated bylaws, or our bylaws, and the applicable provisions of Tennessee law, the state in which we are incorporated, that will be in effect upon the completion of this offering and that we believe would be important to holders of our capital stock. The following description is intended to be a summary and does not describe all provisions of our capital stock, charter, bylaws or Tennessee law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our charter and bylaws, the forms of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of Tennessee law.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights or redemption or sinking fund provisions.

We have also issued warrants to purchase 7,251 shares of our common stock. The warrants are fully vested and may be exercised at any time until August 2015. The exercise price of the warrants is $50 per share of common stock.

Preferred Stock

Our charter authorizes our Board of Directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more classes or series. Our Board of Directors is authorized to determine the number of shares and to fix the designations, relative rights, preferences, qualifications and limitations for any such class or series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of The Nasdaq National Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our Board of Directors, any or all classes or series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. The terms of any issued preferred stock also could delay, discourage or prevent a change in control of our company, or could make it more difficult for our shareholders to remove our Board of Directors and management. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. We have no present plans to issue any shares of preferred stock.

Registration Rights

We have granted registration rights to Hancock Park, who holds all of our Series A preferred stock and whose shares will convert into shares of our common stock prior to the completion of this offering. If we propose to register additional shares of our common stock under the Securities Act after this offering, Hancock Park will be entitled to notice of the registration and the opportunity to include its shares in the registration process. The registration rights are not applicable to registration of securities in connection with employee benefit plans. In addition, Hancock Park may demand that we file a registration statement for the sale of its shares. In either event, the underwriters for the proposed offering, if any, will have the right to limit the number of shares included in the registration statement. Also, Hancock Park is entitled, subject to certain limitations, to require us to register its shares on Form S-3 when we become eligible to use that form. We have agreed to bear all of the expenses of any registration.

Anti-Takeover Effects of Our Charter and Bylaws and of Tennessee Law

General

Our charter, our bylaws and the Tennessee Business Corporation Act contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our Board of Directors, whether by means of a tender offer, open market purchases, a proxy context or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to remove our Board of Directors and our current management.

Preferred Stock

Our charter authorizes our Board of Directors to issue one or more classes or series of preferred stock and to determine, with respect to any such class or series of preferred stock, the designations, relative rights, preferences, qualifications and limitations of such class or series without any further vote or action by our shareholders. Under this authority, our Board of Directors could create and issue a class or series of preferred stock with powers, preferences and rights that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer or other extraordinary transaction, and thereby protect the continuity of management. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our Board of Directors, without shareholder approval, to adopt a “poison pill” takeover defense mechanism. We have no present plans to issue any shares of preferred stock or to adopt a shareholder rights plan or “poison pill.”

Number of Directors; Removal; Filling Vacancies

Our bylaws provide that our Board of Directors will consist of no fewer than three or more than 11 members and that our Board of Directors may fix, change or determine from time to time the exact number of directors (within the specified range), the range for the size of our Board of Directors or whether the size of the Board of Directors will be fixed- or variable-range. A director may be removed either (1) by our shareholders upon the affirmative vote of the holders of majority of the voting power of the shares entitled to vote in the election of directors (considered for this purpose as one class, unless a vote of a special voting group is otherwise required by law) or (2) by our Board of Directors upon the affirmative vote of a majority of our entire Board of Directors then in office, but only at a meeting called for the purpose of removing such director. Any such meeting notice must state that the purpose (or one of the purposes) of the meeting is the removal of directors. Our charter and bylaws provide that vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the Board of Directors.

Shareholder Action

Our bylaws provide that special meetings of the shareholders may be called by our Chairman of the Board of Directors, Chief Executive Officer, President or by a majority of the Board of Directors. Shareholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting of the shareholders. A shareholder could not force shareholder consideration of a proposal over the opposition of our Board of Directors by calling a special meeting of the shareholders prior to the time our Chairman of the Board of Directors, Chief Executive Officer, President or a majority of the whole Board of Directors believes such consideration to be appropriate.

Advance Notice for Shareholder Proposals and Director Nominations

Our bylaws require shareholders to provide timely notice in writing to bring business or proposals before an annual meeting of the shareholders. Notice of any such business or proposals to be brought before an annual meeting of the shareholders is timely in the following circumstances:

•	If we held an annual meeting of the shareholders in the previous year, then a shareholder’s notice must be delivered to or mailed and received at our principal executive offices at least 120 days before the first anniversary of the date of the proxy statement for the previous year’s annual meeting.

•	If we did not hold an annual meeting of the shareholders in the previous year, or if we have changed the date of the meeting to be more than 30 days earlier than or 60 days after the anniversary of the previous year’s meeting, different notice provisions apply. In these instances, we must receive notice from the shareholder at our principal executive offices not more than 90 days before nor later than the later of (1) 60 days prior to the date of such annual meeting or (2) the tenth day following the date on which notice of the date of the meeting is given to shareholders or first made public.

Our bylaws also permit shareholders who are entitled to vote in the election of directors to nominate persons for the election of directors. Notice of such nominations must be made in writing either by personal delivery or by U.S. mail, postage prepaid, to our Secretary at our principal executive offices not later than, (1) with respect to an election to be held at an annual meeting of the shareholders, 120 days before the first anniversary of the date of the proxy statement for the previous year’s annual meeting, and (2) with respect to an election to be held at a special meeting of the shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such special meeting is first given to shareholders.

The form and content of a shareholder’s notice, whether to bring business or proposals before an annual meeting of the shareholders or to nominate directors for election, must comply with certain provisions set forth in our bylaws with respect to each such type of notice. These provisions may prevent shareholders from bringing matters before an annual meeting of the shareholders or from making nominations for directors at an annual or special meeting of the shareholders.

Amendments to Bylaws

Our bylaws may be altered, amended, repealed or restated, and new bylaws may be adopted, by the affirmative vote of a majority of (1) the stock represented at any meeting of the shareholders or (2) the members of our Board of Directors who are present at any regular or special meeting of the Board of Directors. Our bylaws also may be altered, amended, modified or repealed by a resolution adopted by our Board of Directors.

Amendments to Charter

Any proposal to amend, alter, change or repeal any provision of our charter generally, but not exclusively, requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters.

Tennessee Statutory Provisions

We are subject to anti-takeover provisions provided under the laws of Tennessee, including the following:

Business Combination Statute.    The Tennessee Business Combination Act, or the TBCA, provides that a party is an interested shareholder if such party (1) beneficially owns 10% or more of any class of outstanding voting stock in a resident domestic corporation or (2) is an affiliate of and beneficially owned 10% or more of any class of outstanding voting stock in a resident domestic corporation in the last five years. An interested shareholder cannot engage in a business combination with the resident domestic corporation unless the combination:

•	takes place at least five years after the interested shareholder first acquired 10% or more of the resident domestic corporation; and

•	is either approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies the fairness conditions of the TBCA.

A business combination with an entity can proceed without delay when approved by the target corporation’s board of directors before that entity becomes subject to this restriction. The TBCA does not apply when the resident corporation has enacted a charter amendment or bylaw removing itself entirely from coverage under the TBCA. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year before the vote and may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing us from coverage under the TBCA.

Under the TBCA, officers and directors of resident domestic corporations who do not approve either proposed business combinations or charter amendments and bylaws removing their corporations from the TBCA’s coverage cannot be held liable for this action as long as they held a good faith belief that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers or the communities in which their corporation operates.

Control Share Acquisition Act.    The Tennessee Control Share Acquisition Act, or the TCSAA, strips an acquiror’s shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings an acquiror’s voting power to prescribed maximum levels. Under the TCSAA, the acquiror’s voting rights can be established only by a majority vote of the other shareholders, except interested shareholders. The acquiror may, upon submitting a control share acquisition statement, demand a meeting of shareholders to conduct this vote. The acquiror can demand a meeting before making a control share acquisition only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. Under the TCSAA, a target corporation has the option of redeeming an acquiror’s shares if no control share acquisition statement was filed or if the shares are denied voting rights. The TCSAA applies only to a corporation that has adopted a provision in its charter or bylaws expressly declaring that the TCSAA will apply. We have not adopted any provision in our charter or bylaws electing protection under the TCSAA.

Greenmail Act.    The Tennessee Greenmail Act, or the TGA, applies to any corporation chartered under the laws of Tennessee, that has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission. The TGA provides that it is unlawful for any corporation to purchase any of its shares at a price above the market value from any person who holds more than 3% of the shares if the person has held those shares for less than two years. However, the TGA does allow the purchase if either:

•	the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued; or

•	the corporation makes an equivalent offer, on a value per share basis, to all holders of the class of securities being purchased.

Investor Protection Act.    The Investor Protection Act, or the IPA, generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the offeror beneficially owning more than 10% of any class of shares of the offeree company. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the offeree company, and the public disclosure of the material terms of the proposed offer. The IPA also prohibits fraudulent and deceptive practices in connection with takeover offers and provides remedies for violations.

The IPA is applicable to any person who beneficially owns, directly or indirectly, 5% or more of any class of equity securities of a Tennessee corporation, any of which were purchased within one year before the proposed offering, unless before making such purchase the offeror publicly announces his intentions to change control of the corporation and files such statement with the Tennessee Commissioner of Commerce and Insurance. The IPA does not apply to an offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excluded from the IPA are tender offers that are open on substantially equal terms to all shareholders, are recommended by the board of directors of the offeree company and include full disclosure of all terms.

The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices and require a higher level of shareholder participation in the decision if the transaction is not approved by our Board of Directors.

Limitation of Liability and Indemnification of Officers and Directors

Our charter limits the liability of our directors to the fullest extent permitted by the TBCA. In addition, our charter and bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent permitted by applicable law. Our charter also authorizes us to provide for indemnification and advancement of expenses through shareholder resolution, Board resolution or agreement. In connection with this offering, we anticipate entering into indemnification agreements with our current directors and expect to enter into similar agreements with any new directors or executive officers. Also, our bylaws expressly authorize us to maintain insurance to protect our directors and officers against any expense, liability or loss.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company.

Listing

We have applied to list our common stock on The Nasdaq National Market under the symbol “BIER.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have              shares (or              shares if the underwriters exercise their over-allotment option in full) of common stock outstanding. Of these shares, the              shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144 described below.

The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements, and assuming Thomas Weisel Partners LLC and BB&T Capital Markets do not release shares from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the registration statement of which this prospectus forms a part, the shares sold in this offering will be immediately available for sale in the public market and approximately shares will be eligible for sale pursuant to Rule 144(k), none of which are held by affiliates;

•	beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, approximately additional shares will be eligible for sale pursuant to Rule 701 that are not subject to lock-up agreements; and

•	beginning 180 days after the effective date of the registration statement of which this prospectus forms a part (unless the lock-up period is extended as described below and in “Underwriting”), approximately additional shares held by affiliates will be eligible for sale subject to volume, manner of sale and other limitations under Rule 144, additional shares held by nonaffiliates will be eligible for sale pursuant to Rule 701 and additional shares will be eligible for sale pursuant to Rule 144(k). The number of shares listed above includes warrants to purchase shares of common stock held by current shareholders, all of which may be exercised at any time by such holder until August 2015.

Lock-Up Agreements

Our directors, executive officers and certain shareholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC and BB&T Capital Markets. The 180-day period is subject to extension as described in “Underwriting.” Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Thomas Weisel Partners LLC and BB&T Capital Markets. These agreements are more fully described in “Underwriting.”

We have been advised by Thomas Weisel Partners LLC and BB&T Capital Markets that they may, in their discretion, waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. In determining whether to consent to a request to release shares from the lock-up or to waive an extension, Thomas Weisel Partners LLC and BB&T Capital Markets would consider the circumstances related to the proposed sale on a case-by-case basis. These circumstances are likely to include the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release or waiver on the price of our common stock, the number of shares requested to be sold and the requesting party’s reason for making the request. No agreement has been made between the underwriters and us or any of our shareholders pursuant to which the representatives will waive the lock-up restrictions.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, including an affiliate, who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701 as currently in effect, each of our employees, officers, directors and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for up to              shares under our employee benefit plans. These registration statements are expected to become effective immediately upon filing. As a result, the shares received upon the exercise of options or rights under the 2005 Stock Incentive Plan, the 2006 Long-Term Equity Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Registration Rights

Beginning six months after the completion of this offering, holders of              restricted shares will be entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates” as that term is defined in Rule 144, immediately upon effectiveness of the applicable registration statement.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares.

Name	Number of Shares
Thomas Weisel Partners LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Keegan & Company, Inc.

Total

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at that price, less a discount not to exceed $             per share. The underwriters may allow, and these dealers may re-allow, a discount not more than $             per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to                      additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise these options only to cover over-allotments, if any, made in connection with this offering. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the              shares are being offered.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without Over-Allotment	With Over-Allotment
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $            , which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. Such expenses are payable by us.

We, our executive officers, directors and certain of our shareholders have each agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for any shares of our capital stock for a period of 180 days from the date of this prospectus, without the prior written consent of Thomas Weisel Partners LLC and BB&T Capital Markets. This consent may be given at any time without public notice.

The lock-up does not prohibit transfers of shares pursuant to a bona fide gift.

The 180-day “lock-up” period during which we, our executive officers, directors and certain of our shareholders are restricted from engaging in transactions in our capital stock is subject to extension such that, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Thomas Weisel Partners LLC and BB&T Capital Markets waive such an extension.

Thomas Weisel Partners LLC and BB&T Capital Markets may, in their discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements or waive the extensions described above. In determining whether to consent to a request to release shares from the lock-up or to waive an extension, Thomas Weisel Partners LLC and BB&T Capital Markets would consider the circumstances related to the proposed sale on a case-by-case basis. These circumstances are likely to include the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release or waiver on the price of our common stock, the number of shares requested to be sold and the requesting party’s reason for making the request.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us. Among the factors that we and the representatives of the underwriters will consider in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods and the price-to-earnings ratios, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

We have applied to list the shares of common stock on The Nasdaq National Market, subject to official notice of issuance, under the symbol “BIER.” The underwriters intend to sell shares to a minimum of 400 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of certain of the underwriter’s respective business, the underwriters and their affiliates have engaged and may engage in commercial investment banking and other advisory transactions with us and our affiliates for which they have received and will receive customary fees and expenses.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

LEGAL MATTERS

The validity of the common stock in this offering will be passed upon for us by Miller & Martin PLLC, Chattanooga, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements of Gordon Biersch Brewery Restaurant Group, Inc. as of December 26, 2004 and December 25, 2005, and for each of the three years in the period ended December 25, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules.

Anyone may inspect a copy of the registration statement without charge at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Gordon Biersch Brewery Restaurant Group, Inc.

We have audited the accompanying consolidated balance sheets of Gordon Biersch Brewery Restaurant Group, Inc. and subsidiaries as of December 25, 2005 and December 26, 2004, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 25, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gordon Biersch Brewery Restaurant Group, Inc. and subsidiaries at December 25, 2005 and December 26, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 2005 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Chattanooga, Tennessee

March 21, 2006, except for paragraph 6 of Note 7(a) and paragraph 1 of Note 18,

as to which the date is April 21, 2006 and except for paragraph 3 of Note 18,

as to which the date is May         , 2006

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 18 to the financial statements.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

April 21, 2006

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC.

Consolidated Balance Sheets

(dollars in thousands)

	December 26, 2004	December 25, 2005	Pro Forma December 25, 2005 (Note 11)
Assets
Current Assets:
Cash and cash equivalents	$687	$1,206	$1,206
Accounts receivable	953	1,142	1,142
Inventory	918	898	898
Income taxes receivable	53	253	253
Prepaid expenses	762	553	553

Total current assets	3,373	4,052	4,052
Property and equipment, net	29,704	31,917	31,917
Goodwill	10,731	10,642	10,642
Deferred financing costs, net	2,496	2,089	2,089
Trademarks	24,150	24,150	24,150
Other assets	517	905	905

Total assets	$70,971	$73,755	$73,755

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$6,166	$11,252	$11,252
Current maturities of long term debt	5,400	4,182	4,182

Total current liabilities	11,566	15,434	15,434
Long term debt, net of current maturities	31,933	31,876	31,876
Other liabilities	12,802	13,654	13,654

Total liabilities	56,301	60,964	60,964

Shareholders’ equity:
Convertible preferred stock, no par value, 3,000,000 shares authorized and 1,477,541 and 1,599,338 shares outstanding at 2004 and 2005, respectively	16,995	18,499	—
Common Stock
Common stock, no par value, 4,000,000 shares authorized and 317,828, 87,014 and 367,058 shares outstanding at 2004, 2005 and on a pro forma basis, respectively	17,049	18,159	36,658
Stock warrants, 7,251 authorized 0 shares outstanding at 2004 and 7,251 shares outstanding at 2005, and on a pro forma basis	—	251	251
Accumulated deficit	(19,374)	(22,959)	(22,959)
Notes receivable from officers	—	(1,159)	(1,159)

Total shareholders’ equity	14,670	12,791	12,791

Total liabilities & shareholders’ equity	$70,971	$73,755	$73,755

See accompanying Notes to Consolidated Financial Statements.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC.

Consolidated Statements of Operations

(dollars in thousands, except share and per share data)

	Fiscal Years Ended
	December 28, 2003	December 26, 2004	December 25, 2005
Revenues	$86,710	$89,073		$97,845
Restaurant operating costs
Food and beverage costs	19,950	20,457		22,273
Labor costs	29,624	30,730		33,129
Restaurant operating expenses	14,303	14,495		16,570
Occupancy costs	9,083	9,421		9,585
General and administrative expenses	5,365	5,525		6,830
Marketing expenses	886	805		1,275
Pre-opening costs	—	346		834
Depreciation and amortization	3,686	3,704		4,225
Impairment of goodwill	191	1,130		89
Store closure costs	889	—		—

Total costs and expenses	83,977	86,613		94,810

Operating income	2,733	2,460		3,035
Interest expense	6,855	8,330		4,727
Gain on restructuring of debt, net of income tax benefit of $0	—	(5,683)		—
Equity in (income) loss of GB Fries, LLC	(175)	100		5
Other income	(715)	(76)		(6)

Loss from continuing operations before income tax expense	(3,232)	(211)		(1,691)
Income tax expense	62	123		78

Loss from continuing operations	(3,294)	(334)		(1,769)
Loss from discontinued operations, net of income tax benefit of $0	(2,477)	(769)		(61)

Net loss	(5,771)	(1,103)		(1,830)
Accrued dividends and accretion on convertible preferred stock	—	(240)		(1,504)

Net loss available to common shareholders	$(5,771)	$(1,343)		$(3,334)

Net loss per share available to common shareholders
Basic and diluted loss per share
Continuing operations	$(10.36)	$(1.81)		$(44.35)
Discontinued operations	(7.80)	(2.42)		(0.83)

Basic and diluted loss per share	$(18.16)	$(4.23)		$(45.18)

Basic and diluted weighted average shares	317,828	317,828		73,791
Pro forma basic and diluted loss per common and common equivalent share
Continuing operations			$
Discontinued operations

Pro forma basic and diluted loss per share			$

Pro forma weighted average common and common equivalent shares outstanding

See accompanying Notes to Consolidated Financial Statements.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC.

Consolidated Statements of Shareholders’ Equity (Deficit)

(dollars in thousands)

	Preferred Stock		Common Stock		Stock Warrants		Accumulated Deficit	Notes Receivable From Officers	Total
	Shares	Amount	Shares	Amount	Warrants	Amount
Balance, December 29, 2002	—	$—	317,828	$17,049	—	$—	$(12,260)	$—	$4,789
Net loss	—	—	—	—	—	—	(5,771)	—	(5,771)

Balance, December 28, 2003	—	—	317,828	17,049	—	—	(18,031)	—	(982)
Retire Class A common shares	—	—	(156,486)	(2,556)	—	—	—	—	(2,556)
Retire Class B common shares	—	—	(79,830)	(7,500)	—	—	—	—	(7,500)
Retire Class C common shares	—	—	(53,220)	(5,000)	—	—	—	—	(5,000)
Retire Class D common shares	—	—	(28,292)	(1,993)	—	—	—	—	(1,993)
Issuance of common stock	—	—	317,828	17,049	—	—	—	—	17,049
Issuance of convertible preferred stock	1,458,100	16,755	—	—	—	—	—	—	16,755
Preferred stock dividend	19,441	240	—	—	—	—	(240)	—	—
Net loss	—	—	—	—	—	—	(1,103)	—	(1,103)

Balance, December 26, 2004	1,477,541	16,995	317,828	17,049	—	—	(19,374)	—	14,670

Repurchase of common stock	—	—	(253,994)	(49)	—	—	—	—	(49)
Stock warrant dividend	—	—	—	—	7,251	251	(251)	—	—
Preferred stock dividend	121,797	1,504	—	—	—	—	(1,504)	—	—
Issuance of restricted stock	—	—	23,180	1,159	—	—	—	(1,159)	—
Net loss	—	—	—	—	—	—	(1,830)	—	(1,830)

Balance, December 25, 2005	1,599,338	$18,499	87,014	$18,159	7,251	$251	$(22,959)	$(1,159)	$12,791

See accompanying Notes to Consolidated Financial Statements.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(dollars in thousands)

	Fiscal Years Ended
	December 28, 2003	December 26, 2004	December 25, 2005
Operating activities
Net loss	$(5,771)	$(1,103)	$(1,830)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,168	5,027	4,730
Loss on sale of fixed assets	92	83	101
Restructuring of debt	—	(5,683)	—
Paid-in-kind interest expense	—	10	232
Write-off of deferred financing costs	75	—	—
Equity in net (income) loss from equity investment	(175)	100	5
Property and equipment impairment	1,460	327	—
Impairment of goodwill	191	1,130	89
Change in fair market value of stock warrants	(600)	—	—
Changes in operating assets and liabilities:
Accounts receivables	20	304	(189)
Inventories	65	(30)	20
Income taxes receivable	11	63	(200)
Other assets	(403)	(268)	547
Accounts payable	262	(2,173)	3,729
Long term liabilities	—	—	96
Deferred rent and lease incentive liability	667	3,851	1,571
Accrued expenses and other liabilities	4,200	5,598	555

Net cash provided by operating activities	5,262	7,236	9,456

Investing Activities
Purchase of property and equipment	(757)	(4,563)	(6,561)
Proceeds from sale of property and equipment	—	124	27
Return of capital (investment) in GB Fries, LLC	(16)	75	—

Net cash used in investment activities	(773)	(4,364)	(6,534)

Financing Activities
Net borrowings (payments) under line of credit	(6,694)	292	1,637
Principal payments on long term debt	(491)	(50,359)	(5,125)
Proceeds from issuance of long term debt	2,400	33,500	1,932
Proceeds from issuance of preferred stock, net	—	16,755	—
Deferred initial public offering costs	—	—	(738)
Payment of deferred financing costs	(1,389)	(2,848)	(98)
Payments on capital lease obligation	(9)	(10)	(11)

Net cash used in financing activities	(6,183)	(2,670)	(2,403)

Increase (decrease) in cash	(1,694)	202	519
Cash, beginning of year	2,179	485	687

Cash, end of year	$485	$687	$1,206

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$2,552	$3,510	$3,996

Income taxes	$51	$115	$165

Non-cash transactions:
Accrued interest converted to long term debt	$9,486	$4,668	$—

Issuance of stock warrants as common stock dividends	$—	$—	$251

Issuance of notes receivable from officers	$—	$—	$1,159

Preferred stock dividends	$—	$240	$1,504

Issuance of promissory notes payable for repurchase of common stock	$—	$—	$49

Imputed interest	$—	$32	$99

See accompanying Notes to Consolidated Financial Statements.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

(1) Organization and Description of Business

The accompanying consolidated financial statements include the accounts of Gordon Biersch Brewery Restaurant Group, Inc. and its wholly owned subsidiaries (referred to collectively as the Company): GB Acquisition, Inc., Big River Breweries, Inc. and Big River Properties, Inc. (Tennessee corporations).

At December 25, 2005, the Company operated 25 restaurants located throughout the United States, with six in California and five in Florida, under the following restaurant names: Gordon Biersch, Big River Grille and Brewing Works, Rock Bottom Brewery, Seven Bridges Restaurant and Brewery, A1A Aleworks, Ragtime Tavern and Rhythm and Brews. The restaurants engage in the sale of food, alcoholic beverages and entertainment.

During 2003, the Company invested in a limited liability company, GB Fries, LLC, in which it received a 50% interest. The investment in GB Fries, LLC is accounted for using the equity method.

The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of Gordon Biersch Brewery Restaurant Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Fiscal Year End

The Company’s fiscal year ends on the Sunday on or before December 31. Consequently, the Company will occasionally have a 53-week year. The years ended December 28, 2003 (Fiscal 2003), December 26, 2004 (Fiscal 2004) and December 25, 2005 (Fiscal 2005) were 52-week fiscal years.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Inventories

Inventories consisting of food, beverages and supplies are stated at the lower of cost or market; cost is measured on the first-in, first-out basis.

(e) Property and Equipment

Property and equipment are recorded at cost. When property or equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed and any resulting gain or loss is reflected in the results of operations.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Depreciation of property and equipment is computed using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease. The estimated useful lives used in computing depreciation expense are as follows:

Years
Buildings and leasehold improvements	1-40
Machinery and equipment—restaurant	5-10
Machinery and equipment—brewery	3-15
Furniture and fixtures	3-10
Computer software and equipment and automobiles	3-5

Expenditures for repairs and maintenance that are not considered to substantially lengthen the related asset lives are charged to expense as incurred.

(f) Leased Property

Lease expense related to operating leases is recognized on a straight-line basis over the term of the related leases, including any reasonably assured option renewal periods. The excess of the amount of lease expense recognized on a straight-line basis compared to actual payments made is recorded as a liability in the consolidated balance sheets. Certain operating leases require the Company to pay additional rent if the sales volume exceeds specified amounts. The Company recognizes probable contingent rent on a straight line basis over the applicable leases respective lease year.

Lease incentives are recorded as deferred liabilities and the related assets are recorded as property and equipment in the consolidated balance sheets. The lease incentive liabilities are amortized as a reduction of rent expense on a straight-line basis over the life of the lease, while the related assets are depreciated over the shorter of the useful life of the asset or the lease term.

(g) Long-Lived Assets Other than Goodwill and Trademarks

Management assesses its long-lived assets other than goodwill and trademarks for impairment whenever facts and circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses impairment in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). The Company considers such factors as the anticipated future cash flows from the asset, the age, condition, remaining useful life of the asset, and the carrying amount of the asset.

An impairment is recognized when the carrying amount exceeds the fair value of the asset. The Company recognized impairment charges of $1,460, $327, and $0 during 2003, 2004 and 2005, respectively. These charges are reflected in loss from discontinued operations (see Note 16).

(h) Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long term financing and are amortized over the term of the related debt. Unamortized deferred financing costs totaling $480 were retired in 2004 related to the restructuring of debt discussed in Note 7. In 2003 deferred financing costs totaling $75 were retired and charged to interest expense, in connection with the repayment of the related debt before maturity. Accumulated amortization of deferred financing costs was $2,995 and $571 as of December 26, 2004 and December 25, 2005, respectively. Amortization of deferred financing costs was $1,002, $1,100 and $506 for the years ended December 28, 2003 and December 26, 2004 and December 25, 2005, respectively, and is included in interest expense in the consolidated statements of operations.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(i) Goodwill and Trademarks

Goodwill relates to the acquisition of the Gordon Biersch restaurants in 1999 and A1A Aleworks and Ragtime Tavern in 1998. Trademarks relate to the acquisition of our Gordon Biersch restaurants in 1999. The value of a trademark is determined based upon the value derived from the royalty we avoid, in the case of Company restaurants, or receive, in the case of franchised restaurants, for the use of the trademark. We have determined that our trademarks have an indefinite life and therefore are not amortized. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) requires annual fair-value based tests of the carrying value of indefinite-lived intangible assets. The Company performs its annual impairment assessment as of the first day of the fourth quarter each fiscal year. The Company obtained independent appraisals utilizing a combination of market and income based valuation techniques to determine the fair value of the goodwill and an income based valuation technique to determine the fair value of the trademarks in 2003, 2004 and 2005. The Company compared the fair value of the goodwill to the respective carrying value and determined that a goodwill impairment totaling $1,130 was required for certain locations in 2004 and $89 was required for one location in 2005. Each of the locations that had impaired goodwill has experienced sales and profitability levels below the Company’s expectations. The calculated fair value of the trademark exceeded the carrying value for 2003, 2004 and 2005. Therefore, no related impairment was recognized in 2003, 2004 or 2005.

(j) Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents the Company’s liability for gift cards that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When the gift cards are redeemed, the Company recognizes restaurant sales and reduces the deferred revenue. The expected redemption value of the gift cards represent the full value of all gift cards issued less the amount the Company has recognized as other income for gift cards that are not expected to be redeemed. The Company recognizes as other income the remaining value of gift cards that have not been redeemed 24 months following the date of issue, subject to limitations in some jurisdictions in which we operate.

(k) Marketing Expense

Marketing and advertising costs are recorded as expense in the period incurred.

(l) Stock-Based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. For the purposes of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), the fair value of each employee option grant has been estimated as of the date of grant using the minimum value option pricing model. There were no option grants in 2003 or 2004. There were 8,120 option grants in 2005.

For purposes of pro forma disclosures required under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company concluded that the pro forma net income (loss) in each year presented would not be materially different than the income (loss) as reported.

(m) Fair Value of Financial Instruments

The Company’s financial instruments include receivables, payables, debt and stock warrants. The estimated fair value of such financial instruments at December 26, 2004 and December 25, 2005, approximate their carrying value as reflected in the consolidated balance sheets.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(n) Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 generally requires the Company to record deferred income taxes for the tax effect of differences between the book and tax basis of its assets and liabilities.

Deferred income taxes reflect the available net operating loss carryforwards, tax credit carryforwards and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods and tax strategies. As of December 29, 2002, the Company provided a full valuation allowance to reserve its net deferred tax assets in accordance with SFAS No. 109. As a result, tax expense in the 2003, 2004 and 2005 financial statements reflects only the current expense of the Company for the respective periods.

(o) Discontinued Operations

The Company accounts for its closed restaurants in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Therefore, when a restaurant is closed and is either held for sale or abandoned, the restaurant’s operations are eliminated from the ongoing operations. Accordingly, the operations of such restaurants, net of applicable income taxes, are presented as discontinued operations and prior period operations of such restaurants, net of applicable income taxes, are reclassified accordingly.

(p) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 153, Exchanges of Non-monetary assets—an amendment of APB Opinion No. 29 (SFAS No. 153). SFAS No. 153 amends ABP Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 shall be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early adoption is permitted and the provisions of SFAS No. 153 should be applied prospectively. The Company has assessed the impact of SFAS No. 153, and does not expect it to have an impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), which replaces the requirements under SFAS No. 123 and APB No. 25. SFAS No. 123R sets accounting requirements for “share-based” compensation to employees, including employee stock purchase plans, and requires all share-based payments, including employee stock options, to be recognized in the financial statements based on their fair value. It carries forward prior guidance on accounting for awards to non-employees. The accounting for employee stock ownership plan transactions will continue to be accounted for in accordance with Statement of Position (SOP) 93-6, while awards to most non-employee directors will be accounted for as employee awards. SFAS No. 123R is effective for public companies that do not file as small business issuers as of the beginning of their first annual period beginning after June 15, 2005 (effective December 26, 2005 for the Company). The Company has not yet determined the effect SFAS No. 123R will have on the consolidated financial statements as it has not completed its analysis; however, the Company does not expect the adoption of SFAS No. 123R to result in a reduction of net income that would be material.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

In March 2005, the FASB issued Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN No. 47). FIN No. 47 clarifies that liabilities associated with asset retirement obligations, the timing or settlement method of which are conditional upon future events, should be recorded at fair value as soon as fair value is reasonably estimable. FIN No. 47 also provides guidance on the information required to reasonably estimate the fair value of the liability. FIN No. 47 was adopted in 2005 and the impact was not material to the Company’s financial position, results of operations or cash flows.

(3) Development and License Agreement

In September 2000, the Company entered into a development and license agreement with Fusion ITM, Inc. (Fusion) to develop and operate a minimum of 14 Gordon Biersch restaurants in Canada. Under the terms of the agreement, as amended, the Company was to approve each site selected for development, assist and coordinate pre-opening activities for the first two restaurants opened and provide training to Fusion management and head brewers.

In September 2003, the development agreement was terminated due to defaults by Fusion related to completion of the development schedule in the time required by the agreement. At that time, the Company recognized the remaining portion of the unamortized deferred license fees totaling $539, which is included in other income. In October 2003, the royalty provisions of the agreement pertaining to the restaurants operating as of the day of termination were amended. The royalty fee percentage was reduced from 5% to 4% for the period from October 1, 2003 through March 31, 2006, and effective April 1, 2006 the royalty fee percentage is to be increased to 5%. Royalty fees recognized during 2003, 2004 and 2005 were approximately $108, $62 and $52, respectively.

(4) Property and Equipment

Property and equipment consists of the following:

	December 26, 2004	December 25, 2005
Buildings	$5,486	$5,566
Furniture and fixtures	5,056	5,343
Other equipment	2,711	2,999
Machinery and equipment	14,755	16,015
Leasehold improvements	22,197	26,616
Automobiles	76	124
Construction in progress	55	64

	50,336	56,727
Less accumulated depreciation	(20,632)	(24,810)

Property and equipment, net	$29,704	$31,917

In August 2005, the Company’s New Orleans, Louisiana, location suspended its operations due to the effects of Hurricane Katrina. The Company maintains property damage and business interruption insurance coverage, subject to a $100 deductible. All losses incurred are being recorded as an expense of the period in which the loss occurred. In 2005, the Company incurred a loss of $64 as a result of equipment damaged from the effects of Hurricane Katrina. Any insurance proceeds will be recorded as income in the period received. The Company re-opened this location in January 2006.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(5) Other Assets

Other assets consist of the following:

	December 26, 2004	December 25, 2005
Investment in GB Fries, LLC	$16	$11
Deposits	482	144
Deferred initial public offering costs	—	738
Other	19	12

	$517	$905

During 2003, the Company invested in a limited liability company, GB Fries, LLC, in which it holds a 50% interest. The investment in GB Fries, LLC is accounted for using the equity method. During 2003, 2004 and 2005, the Company recognized income of $175, a loss of $100 and a loss of $5, respectively, as its share of the entity’s profitability.

(6) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 26, 2004	December 25, 2005
Accounts payable	$1,508	$5,237
Payroll and benefits	1,761	1,547
Other accrued liabilities	1,534	2,043
Sales and use tax payable	577	806
Closed restaurant reserve	95	802
Lease incentives	323	462
Accrued interest	300	294
Deferred rent	68	61

	$6,166	$11,252

The Company closed its Orange County, California, location in July 2001 and recognized and incurred $601 of costs related thereto. This included $265 which was established as the discounted value of the remaining lease payments under the facilities lease for that location, net of the then-expected sublease income the Company anticipated it would receive under a sublease agreement, $113 to writeoff leasehold improvements, $75 to remove equipment and clean the restaurant, $69 in closing expenditures and $79 of other miscellaneous costs. The Company was not able to obtain a sublease agreement and asserted the lessor did not fulfill certain contractual obligations, which hindered the Company’s ability to operate the restaurant at a profit and obtain a sublessee or assignee to the lease agreement. The lessor filed a claim against the Company for failure to make lease payments, and the Company filed a counterclaim seeking relief due to nonperformance. During 2003, a settlement was reached with the lessor. The total amount of the settlement was for $1,260 which is payable in 36 monthly installments of $15 beginning October 1, 2003, with the balance of $720 due October 1, 2006. This settlement resulted in the Company recording an additional $889 to store closure expense in 2003. Through December 25, 2005, the Company has paid $405 of this settlement. The Company anticipates that it will be able to pay this balance on October 1, 2006 and has therefore classified this amount as a current liability at December 25, 2005. If the balance is not paid by October 1, 2006, it becomes payable in 60 monthly installments of $15 for a total payment of

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

$1,440. In the event the Company determines it will not be able to fund the remaining $720 on October 1, 2006, it will recognize additional imputed interest of $180 over the extended term. The following table summarizes the 2005 and 2004 activity related to the closed restaurant reserve:

	2004	2005
Beginning balance	$977	$897
Payments net of imputed interest	(80)	(95)

Ending balance	$897	$802

(7) Notes Payable and Long-term Debt

Long-term debt consists of the following:

	December 26, 2004	December 25, 2005
Senior term debt with banks	$32,500	$27,480
Revolving line of credit with banks	292	1,929
Subordinated note—HP	510	2,594
Subordinated note—RSTW	3,754	3,754
Subordinated note—A1A	239	170
Note payable—stock repurchase	—	49
Other	38	82

Sub-total debt	37,333	36,058
Less: Current maturities	(5,400)	(4,182)

	$31,933	$31,876

(a) Financing Agreements

On October 27, 2004, the Company entered into an Amended and Restated Financing Agreement (referred to as the Financing Agreement) with a syndicate of banks. The Financing Agreement consists of: (1) a revolving credit facility in an amount not to exceed $6,000 (referred to as the Revolving Credit Facility); (2) a Term A loan of $13,500; and (3) a Term B loan of $19,500 (collectively referred to as the Term Loans). All borrowings under the Financing Agreement have a maturity date of October 27, 2009.

Also on October 27, 2004, the common shareholders of the Company entered into the Liquidation Preference Agreement with RSTW, which resulted in RSTW receiving a preference over the common shareholders of the Company at October 27, 2004 of up to $4,200 upon the liquidation, merger or conversion of the Company. In addition, the Company repaid $27,000 of RSTW indebtedness, wrote off $717 of unamortized transaction fees, issued a $2,000 subordinated note and recorded a gain from restructuring of debt in the amount of $5,683 in accordance with SFAS No. 15, Accounting for Debtors and Creditors for Troubled Debt Restructurings (SFAS No. 15). The subordinated note matures on January 26, 2010 and bears interest at 12%, which is to be paid at maturity. In accordance with SFAS No. 15, this interest has been added to the principal amount of the note and no interest expense shall be recognized for financial reporting purposes. The gain on restructuring of debt decreased the basic and diluted loss per share by $17.88 per share. The proceeds generated from these transactions and the stock sale, discussed in Note 11, were used to settle the Company’s 1999 senior credit facility with a syndicate

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

of banks and partially repay the Company’s then-existing senior subordinated note, both of which were in default at December 28, 2003. Because the Company is not a party to the Liquidation Preference Agreement, and, therefore, the Liquidation Preference Agreement is not an obligation of the Company, it has not allocated any value to the liquidation preference.

The Term Loans and the Revolving Credit Facility bear interest at varying rates based on certain financial covenants, and the Company has the option to elect that each loan bear interest as a prime rate loan or a London Interbank Offered Rate (LIBOR) loan. If the loans are prime rate loans, they will bear interest at an annual rate equal to (1) the greater of (x) the prime rate and (y) 4.5%, plus (2) the applicable margin (ranging from 4.5% to 6.5%). If the loans are LIBOR rate loans, they will bear interest at an annual rate equal to (1) the greater of (x) the LIBOR rate and (y) 2%, plus (2) the applicable margin (ranging from 6.0% to 8.0%). The applicable margin is a LIBOR based rate that varies based upon changes in the Company’s adjusted leverage ratio. The interest rate at December 25, 2005 was 13.75% per annum. The Term Loans provide for monthly principal and interest payments on an escalating scale adjusted every 12 months. The principal is payable in monthly payments ranging from $250 to $500 through October 2009. All principal payments are first applied to the Term A loan.

The Company is permitted to borrow up to a calculated borrowing base amount, to a maximum of $6,000, under the Revolving Credit Facility. The borrowing base is calculated primarily as a multiple of EBITDA, as defined in the Financing Agreement. At December 25, 2005, the Company was permitted to borrow up to $2,940 under the borrowing base calculation, of which it had drawn $1,929 as outstanding indebtedness.

The Company is allowed under the Financing Agreement to make voluntary prepayments of principal on the Term Loans. In addition, the Company is required to make additional principal payments if the total amount of the Term Loans exceed the defined borrowing base, there is excess operating cash flow, as defined in the Financing Agreement, and in the event of any capital contributions, sale or issuance of equity, asset sales or receipt of proceeds from any recovery event, as defined in the Financing Agreement.

The Term Loans and Revolving Credit Facility are secured by substantially all of the Company’s assets and contain certain restrictive covenants, which, among other things, require the Company to comply with certain financial covenants (as defined in the Financing Agreement), including a minimum fixed charge coverage ratio, a maximum leverage ratio, a minimum consolidated EBITDA and a maximum allowable amount of capital expenditures, and place limitations on indebtedness and certain transactions with affiliates. The Financing Agreement also prohibits the payment of any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of the Company, except a dividend payable solely in shares of that class of stock to the holders of that class. As of the fourth fiscal quarter ended December 26, 2004 and as of the first, third and fourth fiscal quarters ended on March 27, 2005, September 25, 2005 and December 25, 2005, the Company was not in compliance with certain financial covenants of its senior term debt and revolving line of credit related to maximum leverage ratio, fixed charge coverage ratio and maximum capital expenditures. The Company was in compliance with or has obtained waivers for all covenant violations for all periods in the years ended December 26, 2004 and December 25, 2005. As of the periods ended January 22, 2006 and February 19, 2006, the Company was not in compliance with the maximum leverage ratio covenant under the Financing Agreement. On April 21, 2006, the Company amended its Financing Agreement to obtain a waiver of the maximum leverage ratio covenant violation and more favorable terms related to its permitted leverage, fixed charge coverage ratio and maximum capital expenditures covenants. Because of the more favorable covenant terms the Company has obtained, along with the proceeds from the Capital Call Agreement discussed in Note 18, it expects to remain in compliance with all debt covenants throughout fiscal 2006.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The Company capitalized $2,848 of financing costs relating to the Financing Agreement in 2004 and $98 in 2005.

(b) 1999 Senior Credit Facility

The Company entered into a $45,500 credit agreement with a syndicate of banks. Subsequent to December 28, 2003, the Company was unable to payoff the loan and entered into a forbearance agreement with the bank. The bank agreed to forbear from exercising the remedies under the credit agreement until the earlier of April 30, 2005 or the occurrence of a termination event, as defined in the credit agreement. The Company paid a forbearance fee of $284.

In October 2004, the company paid off this credit facility with the proceeds of the 2004 Financing Agreement. Unamortized deferred financing costs totaling $480 were retired in connection with the repayment of the related debt.

In connection with the issuance of the senior subordinated note in 1999, the Company recorded a debt discount of $600, which reflected the estimated value of warrants issued to the holder of the RSTW Note. The warrants were canceled in 2004 as discussed in Note 11. The debt discount was being amortized to interest expense over the life of the note. The amount of interest expense recognized during 2003 and 2004 was approximately $75 and $63, respectively.

(c) Subordinated Notes—HP

In connection with the 2004 recapitalization, the Company issued a $500 subordinated note to HP with a maturity date of January 26, 2010. The Company issued an additional subordinated note of $1,900 on April 11, 2005. The notes bear interest of 12% per annum. Interest is due at maturity.

(d) Note Payable to A1A Shareholders

The Company issued a $504, 8.0% note payable to selling shareholders in connection with the Company’s acquisition of the A1A Aleworks and Ragtime Tavern restaurants (referred to as A1A). The note provides for monthly principal and interest payments of $7 through February 1, 2008.

(e) Note Payable—Stock Repurchase

In connection with the 2004 recapitalization, the Company purchased and retired 253,994 shares of common stock from certain shareholders at December 31, 2004. As a result of this purchase, individual notes payable totaling $49 were issued to selling shareholders. The notes bear interest at a rate of 3.53% per annum, which is not paid but is added to the outstanding principal semi-annually. The notes mature on December 31, 2011.

(f) Future Maturities of Long term Debt

The future maturities of long term debt as of December 25, 2005 are as follows:

2006	$4,182
2007	4,773
2008	5,614
2009	15,087
2010	6,353
Thereafter	49

Total	$36,058

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(8) Other Long-term Liabilities

Other Long-term Liabilities consist of the following:

	December 26, 2004	December 25, 2005
Lease incentives	$6,296	$6,968
Deferred rent	4,002	4,901
Deferred gain on sale	865	835
Capital lease	838	826
Other	801	124

	$12,802	$13,654

(9) Income Taxes

The income tax expense is comprised of the following components:

	2003	2004	2005
Current expense:
Federal tax expense	$—	$83	$—
State tax expense	62	40	78
Deferred expense	—	—	—

Tax expense	$62	$123	$78

Significant components of the Company’s deferred tax assets and liabilities as of December 26, 2004 and December 25, 2005 are as follows:

	2004	2005
Current deferred tax assets
Inventory	$108	$84
Other	167	67
Valuation allowance	(275)	(151)

Net current deferred tax assets	—	—

Non-current deferred tax assets
Fixed assets	3,421	4,394
Rents and leases	2,258	2,554
Net operating losses	3,173	3,099
Tax credits	4,482	5,242
Deferred interest	553	575
Other, net	96	192

Non-current deferred tax liabilities
Intangibles	(4,928)	(5,673)

Net non-current deferred net tax assets before valuation allowance	9,055	10,383
Valuation allowance	(9,055)	(10,383)

Net non-current deferred net tax assets	$—	$—

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including (a) the Company’s past earnings history, (b) expected future earnings, (c) the character and jurisdiction of such earnings, (d) unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, (e) carryback and carryforward periods, and (f) tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

During the year ended December 29, 2002, the Company provided a valuation allowance to reserve its net deferred tax assets in accordance with SFAS No. 109. The valuation allowance increased by $883 and $1,204 in 2004 and 2005, respectively. Due to the debt and equity transactions in October 2004, there could be an annual limitation on the amount of net operating loss and tax credit carryforwards that may be used. The Company has estimated this limitation to be $209 per year, resulting in approximately $5,700 of the deferred tax asset related to its net operating loss and tax credit carryforwards possibly becoming unusable. A future “change in ownership,” should it occur, could result in further limitations.

The difference between reported income tax expense (benefit) and the tax determined by applying the applicable U.S. federal statutory income tax rate to income (loss) from continuing operations before income taxes for the years ended December 28, 2003, December 26, 2004 and December 25, 2005 is as follows:

	2003	2004	2005
Expected income tax expense (benefit)	$(1,680)	$(302)	$(566)
State taxes, net	(216)	(11)	(243)
Permanent differences (primarily federal tip credits)	(516)	(415)	(287)
Change in valuation allowance	2,474	851	1,174

Income tax expense	$62	$123	$78

The Company’s net operating loss carryforwards, which will be used to offset future taxable income, begin expiring in 2006, and tax credit carryforwards begin expiring in 2011.

(10) Commitments and Contingencies

(a) Lease Commitments

The Company leases operating premises for all its restaurants except for the Midtown Atlanta, Georgia, and Jacksonville, Florida, locations at which the Company owns the buildings and leases the underlying land, as discussed below. The Chattanooga, Tennessee, location is leased from an entity in which certain executives and shareholders of the Company have ownership interests (see Note 14). The portion of the Chattanooga lease attributable to the land is accounted for as an operating lease, and the portion attributable to the building is accounted for as a capital lease. The long term portion of the capital lease obligation of $838 and $826 is included in other liabilities while the short term portion of the capital lease obligation of $10 and $12 is included in accounts payable and accrued expenses at December 26, 2004 and December 25, 2005, respectively.

At December 26, 2004 and December 25, 2005, approximately $909 of the building under capital lease is included in property and equipment. The related accumulated amortization at December 26, 2004 and December 25, 2005, is $258 and $287, respectively. Amortization of assets under capital lease is included in depreciation expense.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Minimum annual lease payments, exclusive of any contingent payments, and the classification of the lease payments are as follows:

	Capital	Operating
2006	$103	$5,808
2007	103	5,984
2008	103	6,079
2009	103	5,789
2010	103	5,831
Thereafter	1,610	96,590

Total minimum lease payments	2,125	$126,081

Less amount representing interest	1,287

Total obligations under capital leases	838
Less current portion	12

Long-term obligations under capital leases	$826

In addition to minimum annual lease payments, the leases require the Company to pay, as additional contingent rentals, the amount by which gross receipts exceed threshold amounts, as defined in the leases. Rent expense for the years ended December 28, 2003, December 26, 2004 and December 25, 2005 consisted of the following:

	2003	2004	2005
Minimum lease payments	$5,540	$5,528	$5,742
Contingent rentals	834	964	1,189

Total	$6,374	$6,492	$6,931

(b) Contingencies

From time to time, the Company is named as a party in various legal proceedings that are incidental to its business and arise out of or relate to claims made in connection with “slip and fall” accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these types of litigation, most of which are typically covered by insurance, has had a material effect on the Company. Although the Company has, and continues to maintain, insurance against these types of claims, a judgment on any claim not covered by or in excess of its insurance coverage could adversely affect its financial condition or results of operations.

On January 16, 2003, an action captioned Keaton v. Gordon Biersch Brewery Restaurant Group, Inc. was filed in the Court of Common Pleas in Franklin County, Ohio by the representative of the estate of a decedent, who was stabbed and later died outside the Company’s restaurant in Columbus, Ohio following an altercation that originated in the restaurant. The plaintiff sued for $5,000, alleging that the Company had a duty to provide adequate security on the premises, that the Company permitted and acquiesced in an atmosphere of excessive alcoholic consumption and aggressive and violent behavior, that the Company failed to provide adequate training to its employees to control intoxicated and unruly guests, that the Company took inadequate measures to deter or stop the fight and that the Company permitted intoxication and drunkenness in violation of state law. The court granted the Company’s motion for

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

summary judgment thereby dismissing all claims; however, the plaintiff has appealed. Although the Company intends to continue vigorously defending this case and is optimistic regarding its ability to defend it successfully, because of the inherent uncertainties related to this type of litigation, the Company is unable to predict the ultimate outcome, or the likelihood or amount of its potential liability, if any, or the effect this case may have on its business, financial position, results of operations or cash flows if the case is not successfully defended, settled or covered by insurance.

(11) Shareholders’ Equity

(a) Corporate Charter

On October 27, 2004, the Company amended and restated its corporate charter (referred to as the Charter) and authorized 7,000,000 shares of capital stock (3,000,000 of preferred stock and 4,000,000 of common stock). The Company authorized the issuance of 2,200,000 of the preferred shares as Series A convertible preferred stock and, in connection with the 2004 recapitalization, sold 1,458,100 of the shares for $18,000, less expenses directly attributable to the equity offering totaling $1,245. The holders of the convertible preferred stock are entitled to the number of votes equal to the largest number of full shares of common stock into which the convertible preferred stock could be converted under the terms of the Charter, and to an 8.0% cumulative dividend, accruing quarterly, payable in additional shares of convertible preferred stock. The holders of the convertible preferred stock are entitled to convert each share of convertible preferred stock, at the holder’s option, into the number of shares of common stock obtained by dividing $12.345 by the “conversion price.” The conversion price equals $70.495 per share and is subject to adjustment from time to time in the event the Company executes a stock split, stock combination, or similar transaction with respect to its common stock.

The convertible preferred stock is convertible into the Company’s common stock at the election of the holders. Pro forma shareholders equity as of December 25, 2005 presented on the balance sheet reflects these conversions and the redemption of convertible preferred stock. The pro forma amounts also reflect the effect on the shareholder’s equity of the conversion of the accumulated dividends on the convertible preferred stock into common stock.

Prior to October 2004, the Company had issued four types of common stock. Common stock classes B, C and D possessed the rights of a liquidation preference to the extent of the original investment in those shares, and Class A had no additional rights or privileges. In order to facilitate the above described issuance of convertible preferred stock, each shareholder of the Company’s common stock executed an agreement whereby each share of Class A, B, C and D common stock was exchanged for one share of the newly created class of common stock. As a result of the exchange, 317,828 shares of the newly created common stock were immediately outstanding and all shares of Class A, B, C and D common stock were retired. The transaction was recorded as a transfer of the carrying value of Classes A, B, C and D common stock to the newly created common stock.

(b) Stock Purchase Warrants

In connection with the issuance of the RSTW Note as discussed in Note 7, the Company issued warrants to the holder of the RSTW Note to purchase 37,144 shares of the Company’s Class C common stock at $.01 per share. The warrants vested immediately, were exercisable at any time, and were to expire on December 10, 2007. The warrants were putable to the Company after five years (or earlier upon the occurrence of certain events, as defined) or callable by the Company after six years, at a price equal to the fair market value of the common stock subject to the warrants. As a result of the Company’s financial

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

condition in 2002 and 2003, it performed an assessment of the carrying value of the stock warrants. This assessment was based on qualitative and quantitative factors, including multiple years of operating losses, market value multiples of earnings before interest, taxes, depreciation and amortization, and high levels of debt, and yielded a negative value. Due to this negative value, combined with a third consecutive year of poor performance, the Company concluded that its stock had nominal value. Since the outstanding warrants could only be converted into the Company’s common stock, it was determined that the warrants had nominal value. Accordingly, the Company wrote down the value of the warrants from $600 to $0 in 2003. In connection with the October 27, 2004 refinancing discussed in Note 7, the outstanding warrants were cancelled.

In August 2005, the Company issued 7,251 fully vested stock warrants to all common shareholders (except RSTW) as of the 2004 recapitalization. The warrants, which expire on August 26, 2015, have an exercise price of $50 per share and are reflected in the accompanying financial statements as a dividend to common shareholders.

(c) Share Repurchases

In December 2004, the Company initiated an offer to buyback up to 254,262 shares of the Company’s outstanding common shares. On December 31, 2004, the transaction was closed and the Company purchased a total of 253,994 shares, representing approximately 80% of the common shares outstanding, for approximately $49. As payment for the shares purchased, the Company issued subordinated promissory notes to the selling shareholders totaling $49. These subordinated notes mature on December 31, 2011 and bear interest at the rate of 3.53% per annum. Interest is due at maturity. As a result of this transaction, the conversion price of preferred stock into common stock changed from $12.345 per share to $70.495 per share so as to maintain HP’s proportionate ownership as provided for in the securities purchase agreement.

(d) Restricted Stock

In September 2005, the Company completed the sale of 23,180 shares of restricted common stock to several officers as permitted under the 2005 Stock Incentive Plan. The restricted shares were sold for a price of $50 per share, and the Company accepted promissory notes from the officers as payment. The promissory notes bear interest at the rate of 4.52% per annum and mature on August 31, 2009. Interest is due at maturity. The restrictions on these shares lapse over a three-year period for the Company’s Chief Executive Officer and over a four-year period for all other recipients.

(e) Convertible Preferred Stock

In connection with the 2004 recapitalization, the Company issued 1,458,100 shares of convertible preferred stock to HP. This convertible preferred stock accrues dividends on a cumulative basis, which are payable in additional convertible preferred shares, at 8% per annum. Additional convertible preferred shares are issued in payment of the accrued dividends from time to time when the board of directors declares the accrued dividends. Dividends are accrued quarterly, and are based on the original shares issued, plus additional shares that would have been issued due to accrued dividends had the Board of Directors declared them. At December 25, 2005, the Company had accrued $1,744 of dividends, representing 141,238 additional shares, related to the convertible preferred stock. The additional shares were issued in March 2006 upon the Board of Director’s action to declare such dividends payable. Convertible preferred shares as shown on the balance sheet at December 26, 2004 and December 25, 2005 reflect the accrued dividends as of those dates.

The Convertible Preferred Stock is convertible at the option of the holder into shares of common stock based on a defined conversion ratio. The conversion factor used to calculate the number of shares of

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

common stock into which the convertible preferred stock can be converted may be adjusted from time to time in the event of changes in the Company’s capital structure so as to maintain the proportionate effective ownership of the holder of the convertible preferred stock. The Company’s charter provides that each share of convertible preferred stock is convertible into the number of common shares determined by dividing $12.345 by the conversion price of each such share. The conversion price at December 25, 2005 was $70.495. At December 25 2005, the 1,599,338 shares of convertible preferred stock held by HP, including shares due from accrued but undeclared dividends, could be converted at its option into 280,074 shares of the Company’s common stock.

The accompanying consolidated balance sheets includes a pro forma consolidated balance sheet which reflects the conversion of the convertible preferred stock to shares of common stock.

(12) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) covering substantially all employees. Under the Plan, participants make voluntary pretax contributions after meeting minimum service requirements, as defined by the Plan. The Company may make discretionary contributions that vest ratably over a five-year period. However, no contributions were made for the years ended December 28, 2003, December 26, 2004 and December 25, 2005.

(13) Stock Option Plans

Effective October 27, 2004, the Company terminated its 2000 Equity Incentive Plan (the 2000 Plan) and all outstanding stock option awards previously awarded under that plan were cancelled by separate agreement with the option holders, except for 450 options with one individual. These options are exercisable at a price of $93.33 per share, which represented the fair market value of the related common stock at the date of grant. These options expired and were terminated in October 2005.

In August 2005, the Board of Directors adopted the Company’s 2005 Stock Incentive Plan (the 2005 Incentive Plan), which authorized the granting of options and restricted stock through the issuance of 43,500 shares of the Company’s common stock. The 2005 Incentive Plan provides for the issuance of incentive stock options, nonqualified stock options, and restricted stock. A total of 43,500 shares of common stock have been reserved for issuance under the 2005 Incentive Plan. The 2005 Incentive Plan will terminate 10 years from the date of adoption, although no previous awards shall be affected by such termination.

In August 2005, the Company issued 8,120 common stock options at an exercise price of $50 per share. The options vest over a five-year period and expire if not exercised by August 26, 2015.

The 2000 Plan meets the criteria for variable accounting treatment in which compensation expense is recorded for changes in the fair value of the options from the date of grant. As the fair value of the non-vested options was equal to or less than the exercise price at December 28, 2003, December 26, 2004 and December 25, 2005, no compensation cost has been recorded for the years ended December 28, 2003, December 26, 2004 and December 25, 2005, and no additional options were issued or exercised.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Stock option activity during the periods indicated is as follows:

	2003		2004		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	40,928	$72.04	39,329	$71.18	450	$93.33
Granted	—	—	—	—	8,120	50.00
Exercised	—	—	—	—	—	—
Forfeited	(1,599)	93.33	(38,879)	70.92	(450)	93.33

Outstanding at end of year	39,329	71.18	450	93.33	8,120	50.00

Exercisable at year end	27,934	62.14	450	93.33	1,624	50.00

(14) Related Parties

The Company leases the land and building for its Chattanooga, Tennessee, restaurant from an entity in which the Company’s Chief Executive Officer and several shareholders have an ownership interest. Rental expense, including contingent payments, to this entity was $240, $250 and $277 for the fiscal years ended December 28, 2003, December 26, 2004 and December 25, 2005, respectively.

In December 2005, the Company signed a land and building lease for the purpose of opening a new restaurant in Chattanooga, Tennessee, in 2006 with an entity in which the Company’s Chief Executive Officer and several shareholders have an ownership interest. The lease provides for $131 annual base rent plus percentage rent based on gross sales.

As of December 26, 2004 and December 25, 2005, Company had outstanding $4,264 and $6,348 respectively, under senior subordinated notes from entities that have significant ownership interests in the Company (see Note 7 for further discussion). Interest expense on these notes was approximately $4,405, $4,721 and $492 for the fiscal years ended December 28, 2003, December 26, 2004 and December 25, 2005, respectively.

Prior to the completion of the proposed IPO (see Note 18), HP has certain rights under the shareholders’ agreement, the terms of the convertible preferred stock and beneficial ownership of a number of securities of the Company. After the proposed IPO, HP will continue to own a significant number of the securities of the Company and two members of its representatives are expected to be on the Company’s Board of Directors. Accordingly, HP will continue to have effective management control of the Company both before and after the proposed IPO.

In October 2004, the Company entered a management agreement with an affiliate of HP pursuant to which the Company receives (1) financial, managerial, and operational advice in connection with its day-to-day operations in return for the payment of $20 per month, and (2) advice in connection with any agreements, contracts, and other instruments necessary to provide the Company with financing in return for a reasonable transaction fee based on the current market for similar transactions. Pursuant to this agreement, the Company expensed and paid the affiliate of HP $40 and $240 for the fiscal years ended December 26, 2004 and December 25, 2005, respectively.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Certain of the Company’s executives and shareholders were paid $79 and $165 for the fiscal years ended December 28, 2003 and December 26, 2004, respectively, for securing letters of credit that were required by the Company’s worker’s compensation provider.

(15) Earnings per share

In connection with the 2004 recapitalization, the Company issued 1,458,100 shares of convertible preferred stock to HP. This Convertible Preferred Stock accrues dividends on a cumulative basis, which are payable in additional convertible preferred shares, at 8% per annum. Additional convertible preferred shares are issued in payment of the accrued dividends from time to time when the Board of Directors declares the accrued dividends. Dividends are accrued quarterly, and are based on the original shares issued, plus additional shares that would have been issued due to accrued dividends had the Board of Directors declared them. At December 25, 2005, the Company had accrued $1,744 of dividends, representing 141,238 additional shares, related to the Convertible Preferred Stock. The additional shares were issued in March 2006 upon the Board of Director’s action to declare such dividends payable. Convertible Preferred Stock as shown on the balance sheet at December 26, 2004 and December 25, 2005 reflect the accrued dividends as of those dates. At December 25 2005, the Convertible Preferred Stock held by HP, including shares due from accrued but undeclared dividends, could be converted at their option into 280,074 shares of the Company’s common stock.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Pro forma income (loss) per common share is based on net income attributable to holders of the Company’s common stock (net income less dividends on the Convertible Preferred Stock of $1,504 for the year ended December 25, 2005) and the weighted average number of common and common equivalent shares outstanding during the respective periods assuming the conversion of the Convertible Preferred Stock (including dividends) into common stock and the forgiveness of notes receivable and accrual of the related bonus arising from executives purchase of restricted stock from the Company as discussed in Note 18. Weighted average shares outstanding do not include common stock equivalents which are anti-dilutive. All common share and per share data, except par value per share, have been retroactively adjusted to reflect the             -for-one stock split effected in the form of a stock dividend of the Company’s common stock effective April 2006. The historical net income (loss) per common share amounts as required by generally accepted accounting principles, which do not give effect to the pro forma amounts described in the preceding paragraph, and the pro forma loss per common share amounts, which give effect to the pro forma amounts described in the preceding paragraph, are as follows:

	Fiscal Years Ended
	2003	2004	2005
Net loss available to common shareholders	$(5,771)	$(1,343)		$(3,334)
Accrued dividends on convertible preferred stock	—	—		—

Diluted net loss available to common shareholders	$(5,771)	$(1,343)		$(3,334)

Shares:
Weighted average number of common shares outstanding	317,828	317,828		73,791
Dilutive stock options and other incremental shares	—	—		—
Weighted average conversion of preferred stock into common stock	—	—		—

Weighted average number of common shares outstanding	317,828	317,828		73,791

Basic and diluted loss per share:
Continuing operations	$(10.36)	$(1.81)		$(44.35)
Discontinued operations	(7.80)	(2.42)		(0.83)

Basic and diluted loss per share	$(18.16)	$(4.23)		$(45.18)

Pro forma loss per common and common equivalent share:
Continuing operations			$
Discontinued operations

Pro forma basic and diluted loss per share			$

Pro forma basic and diluted weighted average common and common equivalent shares outstanding

Basic loss per common share was computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the fiscal year. Diluted earnings per share for fiscal year 2003 excludes 27,934 stock options at a weighted average price of $62.14 which were outstanding and exercisable during the period but were anti-dilutive. Diluted earnings per share exclude 37,144 stock warrants with a weighted average price of $0.01, for fiscal year 2003 that were anti-dilutive. Diluted earnings per share for fiscal year 2005 excludes 1,624 stock options at

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

a weighted average price of $50 per share which were outstanding and exercisable during the period but were anti-dilutive. Diluted earnings per share excludes 239,741 and 266,706 shares of convertible preferred stock for fiscal year 2004 and 2005, respectively due to their anti-dilutive effect. The pro forma earnings per share reflects the convertible preferred stock as if it had been converted to common stock.

(16) Discontinued Operations

In December 2003, the Company announced its plan to close its Laguna Hills, California, store due to previous and continuing operating losses at this location. The Company was able to secure a sub tenant for the property and was released by the landlord from all future lease obligations. A portion of the furniture and equipment in use at the location was sold to the sub tenant for $124 in 2004. The Company recognized an impairment charge of $265 on the leasehold improvement assets of this location, which is included in the loss from discontinued operations in the 2003 consolidated statement of operations. The cash flows from discontinued operations have been combined with the cash flows from continuing operations in the accompanying consolidated statements of cash flows. On February 20, 2004, the Company closed this location.

Due to previous and continuing operating losses through 2003 for its Memphis, Tennessee, store because of insufficient sales volume, the related leasehold improvements were determined to be impaired as of December 28, 2003, and the $941 net book value of the leasehold improvements was expensed in the 2003 consolidated statement of operations, and an additional $254 was expensed in 2003, relating to impairments on certain of the stores property and equipment. In July 2004, the Company decided to exercise a termination clause in this lease. As part of the agreed upon termination, all non-branded assets, which had a remaining net book value of $327, were given to the lessor. Depreciation expenses on these assets were expensed over the remainder of the lease, which was terminated effective February 22, 2005.

As discussed in Note 2 to the consolidated financial statements, the Company accounts for its closed restaurants in accordance with the provisions of SFAS No. 144. Therefore, when a restaurant is closed, and the restaurant is either held for sale or abandoned, the restaurant’s operations are eliminated from the ongoing operations. The Company accounted for its exit costs in accordance with the provisions of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which required that such costs be expensed in the period such costs are incurred. All of the losses incurred are included in discontinued operations in the accompanying consolidated statements of operations. The Company determined that the closed restaurant should be accounted for as discontinued operations because the Company does not expect any further direct or indirect cash inflows from the discontinued restaurant, since the restaurants have completely ceased operation. Accordingly, the operations of such restaurants, net of applicable income taxes, are presented as discontinued operations and prior period operations of such restaurants, net of applicable income taxes, are reclassified accordingly.

Discontinued operations consist of the following:

	2003	2004	2005
Revenues	$3,313	$1,631	$244
Loss before income tax	(2,477)	(769)	(61)
Loss from discontinued operations, net of income tax benefit of $0	(2,477)	(769)	(61)

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(17) Quarterly Financial Data (Unaudited)

Below is a summary of unaudited quarterly financial data:

	Quarters Ended
	March 28, 2004	June 27, 2004	September 26, 2004	December 26, 2004	March 27, 2005	June 26, 2005	September 25, 2005	December 25, 2005
Revenues	$22,750	$22,543	$21,696	$22,084	$23,788	$25,076	$23,645	$25,336
Operating income (loss)	1,781	1,521	310	(1,152)	1,483	1,574	134	(156)
Income (loss) from continuing operations	(417)	(1,291)	(1,585)	2,959	283	421	(965)	(1,508)
Loss from discontinued operations	(222)	(166)	(73)	(308)	(57)	(4)	—	—
Net income (loss)	(639)	(1,457)	(1,658)	2,651	226	417	(965)	(1,508)
Dividends accrued on preferred stock	—	—	—	(240)	(365)	(372)	(379)	(388)

Net income (loss) available to common shareholders	$(639)	$(1,457)	$(1,658)	$2,411	$(139)	$45	$(1,344)	$(1,896)

Basic earnings (loss) per share:
Continuing operations	$(1.31)	$(4.06)	$(4.99)	$8.56	$(1.00)	$(0.64)	$(20.25)	$(21.79)
Discontinued operations	(0.70)	(0.52)	(0.23)	(0.97)	(0.70)	(0.06)	—	—

Basic earnings (loss) per share	$(2.01)	$(4.58)	$(5.22)	$7.59	$(1.70)	$(0.70)	$(20.25)	$(21.79)

Diluted earnings (loss) per share:
Continuing operations	$(1.31)	$(4.06)	$(4.99)	$2.31	$(1.00)	$(1.33)	$(20.25)	$(21.79)
Discontinued operations	(0.70)	(0.52)	(0.23)	(0.24)	(0.70)	(0.06)	—	—

Diluted earnings (loss) per share	$(2.01)	$(4.58)	$(5.22)	$2.07	$(1.70)	$1.27	$(20.25)	$(21.79)

During the quarters ended December 26, 2004 and December 25, 2005, the Company recorded charges to earnings of $1,130 and $89, respectively, for impairment of goodwill.

During the quarter ended December 26, 2004, the Company refinanced its existing financial obligations (See Note 7). This resulted in a gain on restructuring of debt of $5,683, net of deferred financing costs of $717.

(18) Subsequent Events

In January 2006, the Company entered into a capital call agreement with HP. Subsequently, in April 2006, the Company entered into a supplemental capital call agreement (collectively, with the capital call agreement, the Capital Call Agreement). Pursuant to the Capital Call Agreement, HP has agreed to contribute (subject to certain conditions stated in the Capital Call Agreement) a total of $6,500 in additional capital to the Company by July 31, 2006. Each contribution of capital will be evidenced by a

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

subordinated promissory note to HP for the amount of the contribution. The subordinated promissory notes will mature on January 26, 2010 and bear interest at the rate of 16.0% per annum. Interest will be due at maturity. In January 2006, February 2006 and March 2006, the Company issued promissory notes to HP in the aggregate amounts of $2,500, $1,500 and $1,000 in accordance with the Capital Call Agreement. The borrowings under the Capital Call Agreement reduced corresponding amounts under the Financing Agreement.

In February 2006, the Company’s Board of Directors adopted the 2006 Long-Term Equity Plan (the 2006 Equity Plan) which authorizes the issuance of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, stock purchase rights and other stock-based awards. A total of 25,000 shares of common stock have been reserved for issuance under the 2006 Equity Plan. The Board of Directors also determined that there will be no further issuances under the 2005 Incentive Plan.

On February 2, 2006, the Board of Directors of the Company approved the filing of a registration statement on Form S-1 with respect to a proposed offering of up to $57,500 of the Company’s common stock. In connection with the proposed public offering, on              the Company completed a             -for-one stock split effected in the form of a stock dividend of the Company’s common stock. Accordingly, all common share and per share data, except par value per share, have been retroactively adjusted to reflect the stock split effected in the form of a stock dividend of the Company’s common stock.

On February 3, 2006, the Company filed a registration statement with the Securities and Exchange Commission (SEC) that would facilitate the sale of shares of the Company’s common stock in a proposed initial public offering (IPO). In connection with the proposed IPO, the Company intends to repay all outstanding indebtedness and use the remaining proceeds to fund future growth of the Company and for general corporate purposes.

In February 2006, the Company’s Board of Directors approved the forgiveness of $15 of interest accrued during 2005 from the Company’s executive officers related to the notes receivable arising from the executives’ purchase of restricted stock from the Company. In March 2006, the Board of Directors approved the forgiveness of an additional $10 of interest accrued in 2006, as well as, subject to the completion of the IPO, the entire $1,159 of principal of the notes receivable. In addition, bonuses totaling $638 were approved to be paid to the executives subject to the completion of the IPO. The Company will recognize the forgiveness of the principal of the notes receivable and accrual of the related bonus as compensation expense upon the completion of the IPO.

In March 2006, the Board of Directors approved the payment of $500 to HP as compensation for the termination of the management agreement with HP, subject to the completion of the IPO.

In March 2006, the Company amended and restated the Charter and authorized the issuance of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Gordon Biersch
BREWERY RESTAURANT

UNIQUE

FUN

LOCAL

RARE

ORIGINAL

Gordon Biersch
BREWERY • RESTAURANT

Gordon Biersch

SPECIAL

                     Shares

Common Stock

Thomas Weisel Partners LLC	BB&T Capital Markets

Morgan Keegan & Company, Inc.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates, except for the SEC registration fee, the NASD filing fee and The Nasdaq National Market filing fee. These expenses will be borne by us.

SEC registration fee	$6,153
NASD filing fee	6,250
Blue Sky fees and expenses	7,500
Nasdaq National Market filing fee	100,000
Transfer agent and registrar fees	15,000
Accountants’ fees and expenses	600,000
Legal fees and expenses	400,000
Printing and engraving expenses	200,000
Consulting fees and expenses	200,000
Miscellaneous fees	165,097

Total	$1,700,000

Item 14. Indemnification of Directors and Officers

The Tennessee Business Corporation Act, or the TBCA, sets forth in Section 48-18-501 et seq. the rules governing indemnification of directors, officers, employees and agents of a corporation against liability incurred in the course of their official capacities. A proceeding includes any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (1) the director acted in good faith, (2) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation and (3) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In proceedings brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer, if such director or officer is adjudged liable on the basis that personal benefit was improperly received. Unless the corporate charter provides otherwise, in cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify such director against reasonable expenses incurred in connection with the proceeding. Unless the corporate charter provides otherwise, Section 48-18-505 of the TBCA allows a court of competent jurisdiction, upon application, to order that a director or officer be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Unless the corporate charter provides otherwise, Section 48-18-507 of the TBCA entitles officers, employees and agents who are not directors to the same degree of indemnification afforded to directors. Section 48-18-501 et seq. of the TBCA are incorporated by reference into this paragraph by reference.

Our charter and bylaws provide that we must indemnify and advance expenses to our present and future directors and officers and to any other person who may have served at our request as the director or officer of another company, to the fullest extent authorized by Tennessee law. Additionally, we may indemnify and advance expenses to any of our employees or agents to the same extent that we indemnify our directors or officers if our Board of Directors determines that such indemnification is in our best interest.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons, against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 15. Recent Sales of Unregistered Securities

In the three-year period preceding the filing of this registration statement, we issued securities in the transactions described below without registration under the Securities Act.

(1) On August 29, 2005, we issued warrants to purchase an aggregate of 7,251 shares of our common stock, with an exercise price of $50 per share for a period of 10 years, to the holders of our common stock other than RSTW Partners III, L.P., or RSTW. We did not receive any consideration at the time related to the issuance of these warrants. Upon exercise, each such shareholder will receive his or her proportionate share of the warrants, which is calculated by dividing (a) the number of shares of our common stock held by such shareholder by (b) the total number of shares of our common stock held by all of our shareholders other than RSTW.

(2) On September 15, 2005, we issued an aggregate of 23,180 restricted shares of our common stock for a purchase price of $50 per share (i.e., an aggregate purchase price of $1,159,000) to a group of our directors and executive officers, consisting of H. Allen Corey, Larry D. Bentley, Robert S. Werk, William R. Edmiston, Michael R. Curtis and John A. Leonard, Jr., pursuant to our 2005 Stock Incentive Plan.

(3) On September 15, 2005, we granted options to purchase an aggregate of 8,120 shares of our common stock, with an exercise price of $50 per share, to a group of our officers and employees, consisting of Jim Thomas, Jamie Parton, Liz Stone, Larry McClure, Randy McGauley, David Kim, Tom Fernandez, Ralph Dumphy, Alex Birnbaum, Lori Flumer, Clay Gentry and Tom Dargen, pursuant to our 2005 Stock Incentive Plan.

(4) Effective October 27, 2004, we issued 1,458,100 shares of our Series A convertible preferred stock to Hancock Park Capital II, L.P. for an aggregate purchase price of $18 million.

The issuance of the warrants described in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In connection with the 2004 recapitalization on October 27, 2004, we agreed to issue the warrants to such shareholders. The warrants were issued to 25 recipients, each of whom was a shareholder of the company at the time of issuance.

The offers, sales and issuances of restricted shares of our common stock described in paragraph (2) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances of these securities were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans. The restricted shares of common stock were offered to only six individuals, each of whom is a member of our management.

The option grants described in paragraph (3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances of these securities were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans. The options were granted to only a limited number of individuals, each of whom is a member of our management.

The offer, sale and issuance of shares of our Series A preferred stock described in paragraph (4) was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

The recipients of securities in the above transactions has represented their intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed the share certificates issued in such transactions. All recipients had adequate access, through their relationship with us or otherwise, to information about us.

No underwriter was involved in connection with any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Reference is made to the attached Exhibit Index, which is incorporated herein by this reference.

(b) Financial Statement Schedules

The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on April 24 2006.

GORDON BIERSCH BREWERY RESTAURANT GROUP, INC.

By:	/s/ H. ALLEN COREY
H. Allen Corey President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael J. Fourticq, Sr.	Chairman of the Board	April 24, 2006

* H. Allen Corey	President and Chief Executive Officer and Director (Principal Executive Officer)	April 24, 2006

* Larry D. Bentley	Senior Vice President, Chief Financial Officer and Director (Principal Accounting and Financial Officer)	April 24, 2006

* Kevin L. Listen	Director	April 24, 2006

* Michael J. Fourticq, Jr.	Director	April 24, 2006

*By:	/S/ H. ALLEN COREY
H. Allen Corey Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1	Form of Second Amended and Restated Charter

3.2	Form of Amended and Restated Bylaws

4.1*	Form of Common Stock Certificate

5.1	Opinion of Miller & Martin PLLC

10.1**	Management Employment Agreement dated as of December 10, 1999, by and between Gordon Biersch Brewery Restaurant Group, Inc. and H. Allen Corey, as amended by Amendment to Management Employment Agreement dated as of January 1, 2000

10.2**	License Agreement dated as of November 17, 1998, by and between Trolley Barn Brewery, Inc. and Rock Bottom Restaurants, Inc.

10.3**	Trademark Assignment and Co-Existence Agreement dated as of December 10, 1999, as amended, by and between GB Acquisition, Inc. and Gordon Biersch Brewing Company

10.4*	License Agreement by and between GB Acquisition, Inc. and Big River Breweries, Inc.

10.5**	2005 Stock Incentive Plan

10.6**	Restricted Stock Agreement pursuant to 2005 Stock Incentive Plan dated as of September 15, 2005, by and between Gordon Biersch Brewery Restaurant Group, Inc. and H. Allen Corey

10.7**	Restricted Stock Agreement pursuant to 2005 Stock Incentive Plan dated as of September 15, 2005, by and between Gordon Biersch Brewery Restaurant Group, Inc. and Larry D. Bentley

10.8**	Restricted Stock Agreement pursuant to 2005 Stock Incentive Plan dated as of September 15, 2005, by and between Gordon Biersch Brewery Restaurant Group, Inc. and Robert S. Werk

10.9**	Restricted Stock Agreement pursuant to 2005 Stock Incentive Plan dated as of September 15, 2005, by and between Gordon Biersch Brewery Restaurant Group, Inc. and William R. Edmiston

10.10**	Restricted Stock Agreement pursuant to 2005 Stock Incentive Plan dated as of September 15, 2005, by and between Gordon Biersch Brewery Restaurant Group, Inc. and Michael R. Curtis

10.11**	Restricted Stock Agreement pursuant to 2005 Stock Incentive Plan dated as of September 15, 2005, by and between Gordon Biersch Brewery Restaurant Group, Inc. and John A. Leonard, Jr.

10.12**	Form of Stock Option Agreement pursuant to 2005 Stock Incentive Plan

10.13**	Form of 2006 Long-Term Equity Plan

10.14	Form of Restricted Stock Agreement pursuant to 2006 Long-Term Equity Plan

10.15	Form of Stock Option Agreement pursuant to 2006 Long-Term Equity Plan

10.16**	Securities Purchase Agreement dated as of October 27, 2004, by and between Gordon Biersch Brewery Restaurant Group, Inc. and Hancock Park Capital II, L.P.

10.17**	Management Agreement dated as of October 27, 2004, by and between Gordon Biersch Brewery Restaurant Group, Inc. and Hancock Management Partners, Inc.

10.18**	Liquidation Preference Agreement dated as of October 27, 2004, by and between Gordon Biersch Brewery Restaurant Group, Inc. and RSTW Partners III, L.P.

Exhibit Number	Description
10.19**	Shareholders’ Agreement dated as of October 27, 2004, by and among Gordon Biersch Brewery Restaurant Group, Inc., Hancock Park Capital II, L.P. and each of the Other Shareholders (as defined therein)

10.20**	Amended and Restated Financing Agreement dated as of October 27, 2004, as amended, by and among Gordon Biersch Brewery Restaurant Group, Inc., Big River Breweries, Inc., GB Acquisition, Inc., certain Guarantors and Lenders (as defined therein), Ableco Finance, LLC and Wells Fargo Foothill, Inc.

10.21**	Subordinated Promissory Note dated as of October 27, 2004, issued by Gordon Biersch Brewery Restaurant Group, Inc. to RSTW Partners III, L.P.

10.22**	Subordinated Promissory Note dated as of October 27, 2004, issued by Gordon Biersch Brewery Restaurant Group, Inc. to Hancock Park Capital II, L.P.

10.23**	Subordination Agreement dated as of October 27, 2004, made by Gordon Biersch Brewery Restaurant Group, Inc. and RSTW Partners III, L.P. in favor of the holders of Senior Debt (as defined therein)

10.24**	Subordination Agreement dated as of October 27, 2004, made by Gordon Biersch Brewery Restaurant Group, Inc. and Hancock Park Capital II, L.P. in favor of the holders of Senior Debt (as defined therein)

10.25**	Subordinated Promissory Note dated as of April 11, 2005, issued by Gordon Biersch Brewery Restaurant Group, Inc. to Hancock Park Capital II, L.P.

10.26**	Subordinated Promissory Note dated as of January 4, 2006, issued by Gordon Biersch Brewery Restaurant Group, Inc. to Hancock Park Capital II, L.P.

10.27**	Subordinated Promissory Note dated as of January 30, 2006, issued by Gordon Biersch Brewery Restaurant Group, Inc. to Hancock Park Capital II, L.P.

10.28**	Form of Indemnification Agreement for each officer and director of Gordon Biersch Brewery Restaurant Group, Inc.

10.29**	Subordinated Promissory Note dated as of February 27, 2006 issued by Gordon Biersch Brewery Restaurant Group, Inc. to Hancock Park Capital II, L.P.

10.30**	Form of Common Stock Warrant of Gordon Biersch Brewery Restaurant Group, Inc. dated as of October 27, 2004

10.31**	Capital Call Agreement dated as of January 4, 2006 between Gordon Biersch Brewery Restaurant Group, Inc. and Hancock Park Capital II, L.P.

10.32	Subordinated Promissory Note dated as of March 31, 2006 issued by Gordon Biersch Brewery Restaurant Group, Inc. to Hancock Park Capital II, L.P.

10.33	Third Amendment and Waiver to Financing Agreement dated as of April 21, 2006, by and among Gordon Biersch Brewery Restaurant Group, Inc., Big River Breweries, Inc., GB Acquisition, Inc., certain Guarantors and Lenders (as defined therein), Ableco Finance, LLC and Wells Fargo Foothill, Inc.

10.34	Capital Call Agreement dated as of April 21, 2006 between Gordon Biersch Brewery Restaurant Group, Inc. and Hancock Park Capital II, L.P.

21.1**	List of Subsidiaries

23.1	Consent of Ernst & Young LLP—Independent Registered Public Accounting Firm

23.2	Consent of Miller & Martin PLLC (included in Exhibit 5.1)

24.1**	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment
**	Previously Filed